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Follow-Up Materials

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REGISTRANT'S NAME Apollo Hospitals

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

FILE NO. 82- 34893 FISCAL YEAR 3-31-07

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DAT : 8/23/07

Apollo Hospitals
GROUP

touching lives

Annual Report 2006-2007



Creating India's Most Valuable Healthcare Company



Started as a game,
Rubik Cube developed in to a philosophy,
where the objective is to
bring alignment and order
through a judicious combination
of the individual elements,
thus adding value to the whole.

A philosophy that reflects
the theme of this Annual Report,
demonstrating
Apollo Hospitals' capability
in blending its assets
to form
India's Most Valuable Healthcare Company.

Creating India's Most Valuable Healthcare Company



Apollo Hospitals, has emerged as the most valuable healthcare company in India, through a judicious fusion of assets - technological, infrastructural, human and intellectual. Creating a combination that is worth several times more than the individual assets.

Much like the truly invaluable human body. The complexities of the working of the various organs, their inter relationships, the impact that they severally and jointly have, not just on the physical body but also on the state of emotional health, continue to astound the human mind. Obviously like any complex mechanism, the value of the entire body is much more than the value of the individual constituents. It is the wellness of this human body that Apollo Hospitals' entire efforts are directed at.

In pursuit of its mission to treat illness and promote wellness of the human being, Apollo Hospitals constantly sets standards and redefines healthcare delivery. Honing skills to offer patient care par excellence. In the process enriching the business and enhancing shareholders' wealth. Wise investment decisions have resulted in a healthy buildup of assets. One complementing the other and leading to a combined value far greater than the sum of the individual constituents. Positioning Apollo Hospitals as a global medical powerhouse ranked among the top hospital groups of the world and the repository of the trust of millions around the globe.



Dr. Prathap C Reddy, Founder and Executive Chairman, Apollo Hospitals Group.

"Our mission is to bring healthcare of international standards within the reach of every individual. We are committed to the achievement and maintenance of excellence in education, research and healthcare for the benefit of humanity"

Dr. Prathap C Reddy
Founder and Executive Chairman
Apollo Hospitals Group



Contents

Board of Directors

Executive Chairman	Dr. Prathap C Reddy
Managing Director	Smt. Preetha Reddy
Executive Director-Finance	Smt. Suneeta Reddy
Executive Director-Operations	Smt. Sangita Reddy
Directors	Shri. P. Obul Reddy
	Shri. Rajkumar Menon
	Shri. Rafeeque Ahamed
	Shri. N. Vaghul
	Shri. Deepak Vaidya
	Shri. T.K. Balaji
	Shri. Habibullah Badsha
	Shri. Khairil Anuar Abdullah
	Shri. G. Venkatraman
	Shri. Steven J Thompson
	Dr. Mohan Chellappa (Alternate Director to Shri. Steven J Thompson)
Chief Financial Officer & Company Secretary	Shri. S.K. Venkataraman
Group President	Shri. K. Padmanabhan

Corporate Information

Auditors	M/s. S. Viswanathan, Chartered Accountants, Chennai - 600 004
Bankers	Indian Overseas Bank. Andhra Bank, Canara Bank. Indian Bank. State Bank of Travancore. Citibank. IDBI Bank. HDFC Bank. ICICI Bank. UTI Bank. Oriental Bank of Commerce. Standard Chartered Bank.
Registered Office	# 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028
Administrative Office	Ali Towers, # 55, Greams Road, Chennai - 600 006 E-mail: apolloshares@vsnl.net Website: www.apollohospitals.com
Apollo Hospitals	
Chennai	# 21 & 24, Greams Lane, Off Greams Road, Chennai - 600 006 # 320, Anna Salai, Nandanam, Chennai - 600 035 # 646, T.H. Road, Tondiarpet, Chennai - 600 081 # 154, E.V.R. Periyar Salai, Chennai - 600 010
Madurai	Lake View Road, KK Nagar, Madurai - 625 020
Aragonda	Thavanampalle Mandal, Chittoor District, Andhra Pradesh - 517 129
Hyderabad	Jubilee Hills, Hyderabad - 500 033 Old MLA Quarters, Hyderguda, Hyderabad- 500 029 Rajiv Gandhi Marg, Vikrampuri Colony, Secunderabad - 500 003 Apollo Hospitals - DRDO, DMRL 'X' Roads, Kanchanbagh, Hyderabad - 500 058 Bhagyanagar Colony, Opp. Kukatpally Housing Board, Hyderabad - 500 072
Bilaspur	Lingiyadi Village, Bilaspur, Chattisgarh - 495 001
Vishakapatnam	# 10-50-80, Waltair Main Road, Vishakapatnam - 530 002
Mysore	Apollo BGS Hospitals, Adichunchanagiri Road, Kuvempu Nagar, Mysore - 570 023
Kakinada	Main Road, Kakinada - 533 001
Bangalore	# 154/11, Bannerghatta Road, Opp. IIM,Bangalore - 560 076
Ahmedabad	Plot No. 1A, GIDC Estate, Bhat Village, Gandhi Nagar, Gujarat - 382 428
Kolkata	Apollo Gleneagles Hospital, # 58, Canal Circular Road, Kolkata - 700 054
New Delhi	Sarita Vihar, Delhi Mathura Road, New Delhi - 110 044
Lifestyle Centres	# 105, G.N. Chetty Road, T Nagar, Chennai - 600 017 # T-95, 3rd Avenue, Anna Nagar, Chennai - 600 040 City Centre, # 445 Mint Street, Chennai - 600 079 Apollo Heart Centre, # 156, Greams Road, Chennai - 600 006 # 12, Prithvi Avenue, Alwarpet, Chennai - 600 018 Apollo Centre of Excellence for Women, # 15/42, Gandhi Mandapam Road Kotturpuram, Chennai - 600 085 Apollo Emergency Centre, Near Santi Fire Works, Malakpet, Hyderabad - 500 036 Apollo Emergency Centre, Mehdipatnam 'X' Roads, Mehdipatnam, Hyderabad - 500 028 Apollo Gleneagles Clinic, # 48/1F, Leela Roy Sarani, Ghariahat, Kolkata - 700 019 City Centre, # 1, Tulsibaug Society, Opp. Doctor House, Ellisbridge, Ahmedabad - 380 006

Notice to the Shareholders

Notice is hereby given that the **Twenty Sixth Annual General Meeting** of the Company will be held on Friday, the 24th day of August 2007 at 10.00 A.M at Kamaraj Arangam, No. 492 Anna Salai, Teynampet, Chennai- 600 018 to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited profit and loss account for the year ended 31st March 2007 and the Balance Sheet as at that date, the Directors' and Auditors' Report thereon.
2. To confirm the payment of Interim Dividend of Rs. 3/- per equity share for the financial year 2006-2007 and declare a final dividend of Rs. 2/- per equity share for the said financial year.
3. To appoint a Director in place of Shri. Rafeeque Ahamed, who retires by rotation and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Shri. N. Vaghul, who retires by rotation and being eligible, offers himself for re-appointment.
5. To appoint a Director in place of Shri. T.K. Balaji who retires by rotation and being eligible, offers himself for re-appointment.
6. To appoint a Director in place of Shri. Habibullah Badsha, who retires by rotation and being eligible, offers himself for re-appointment.
7. To appoint Auditors for the current year and fix their remuneration, M/s.S.Viswanathan, Chartered Accountants, Chennai retire and are eligible for re-appointment.

SPECIAL BUSINESS

8. To consider and, if thought fit, to pass with or without modification(s) the following resolution as a **SPECIAL RESOLUTION :**

   "RESOLVED THAT subject to the provisions of Sections 198, 269, 309 and other applicable provisions, if any, of the Companies Act, 1956 read with Schedule XIII thereof, consent of the Company be and is hereby accorded to the payment of a sum equivalent to 5% of the net profits of the Company computed in accordance with the provisions of the Companies Act, 1956 as remuneration for each year to Dr.Prathap C Reddy, Permanent Chairman of the Company under Article 98(c) of the Articles of Association of the Company, for a period of five years commencing from 25th June 2007, and that the Board of Directors of the Company be and is authorized to pay such remuneration either monthly, quarterly, half yearly or otherwise as they may deem fit."

By order of the Board
For **APOLLO HOSPITALS ENTERPRISE LIMITED**

S.K. Venkataraman
Chief Financial Officer
and Company Secretary

Place : Chennai
Date : 26th June 2007

Notes

1. **A member entitled to attend and vote at this Annual General Meeting may appoint a proxy to attend and vote on his / her behalf. A proxy need not be a member of the Company.** The instrument appointing the proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of the power or authority shall be deposited either at the Registered Office of the Company at No.19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028 or at the Secretarial Department, Ali Towers, No. 55 Greams Road, Chennai 600 006 not less than 48 hours before the commencement of the meeting.

2. The Explanatory Statement pursuant to Section 173 (2) of the Companies Act, 1956 in respect of Special Business as set out above is annexed hereto.

3. The Register of Members and Share Transfer Books will remain closed from **11th August 2007 to 24th August 2007 (both days inclusive).**

4. Dividend upon its declaration at the meeting will be paid to those members whose names appear:

   (i) As members on the Register of Members of the Company as on 24th August 2007 after giving effect to all valid share transfers in physical form which would be received by the company up to the closing hours of the business as on 10th August 2007 ;and

   (ii) As beneficial owners as per list to be furnished by NSDL/CDSL as at the closing hours of the business on 10th August 2007.

5. Members desiring any information as regards the accounts are requested to write to the Company at least seven days before the meeting so as to enable the management to keep the information ready.

6. The Company transferred all unclaimed dividend declared up to the financial year ended 31st March 1994 to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978. Those Shareholders who have so far not claimed or collected their dividend up to the aforesaid financial year may claim their dividend from the Registrar of Companies, Tamil Nadu, Shastri Bhavan, Haddows Road, Chennai 600 006.

7. Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, as amended, Company has transferred all unclaimed dividend for the financial year ended 31st March 1995, 31st March 1996, 31st March 1997, 31st March 1998, 31st March 1999 and 31st March 2000 (Interim Dividend) to the Investor Education and Protection Fund (IEP Fund) established by Central Government pursuant to Section 205 C of the Companies Act, 1956. It may also be noted that once the unclaimed dividend is transferred to the IEP Fund, no claim shall lie in respect thereof.

8. Pursuant to the provisions of Section 205A (5) of the Companies Act, 1956, as amended, final dividend for the financial year ended 31st March 2000 and thereafter, which remain unclaimed for a period of 7 years from the date of transfer of the same to the unclaimed dividend account as referred to in sub-section (1) of section 205A of the Act, will be transferred to the Investor Education and Protection Fund (IEP Fund) of the Central Government. Shareholders who have not encashed the dividend warrant(s) so far for the financial year ended 31st March 2000 or subsequent financial years are requested to make their claim to the Secretarial Department, Ali Towers, III Floor, No.55 Greams Road, Chennai 600 006. It may also be noted that once the unclaimed dividend is transferred to the IEP Fund as above, no claim shall lie in respect thereof.

Information in respect of such unclaimed dividend when due for transfer to the IEP Fund is given below :

Financial Year Ended	Date of Declaration of Dividend	Last date for claiming unpaid dividend
31.03.2000 (Final)	20.09.2000	07.11.2007
31.03.2001	17.09.2001	23.10.2008
31.03.2002	19.09.2002	25.10.2009
31.03.2003	22.08.2003	27.09.2010
31.03.2004	14.09.2004	20.10.2011
31.03.2005	11.08.2005	16.09.2012
31.03.2006	07.08.2006	02.09.2013

9. Members holding shares in physical form are requested to intimate the following directly to the Company's Registrar and Share Transfer Agents, Integrated Enterprises (I) Limited, Kences Towers, II Floor, No, 1 Ramakrishna Street, North Usman Road, T. Nagar, Chennai 600 017.

   (a) Bank Mandate with full particulars for remittance of dividend directly into their bank accounts, if declared at the meeting.

   (b) Changes, if any, in their address at an early date.

   (c) Apply for consolidation of folios, if shareholdings are under multiple folios.

   (d) Send their share certificates for consolidation.

   (e) Request for nomination forms for making nominations as per amended provisions of the Companies Act, 1956.

10. Members are requested to quote ledger folio numbers in all their correspondence.

11. Members holding shares in dematerialized (electronic form) are requested to intimate any change in their address, bank mandate etc., directly to their respective Depository Participants.

12. Electronic Clearing Service (ECS) Facility:

    With respect to payment of dividend, the Company provides the facility of ECS to shareholders residing at the following cities:

    Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna and Thiruvananthapuram.

    Shareholders holding shares in the physical form who now wish to avail ECS facility, are requested to forward their ECS mandate in the prescribed form to Company's Registrar and Share Transfer Agent, Integrated Enterprises (I) Limited.

Explanatory Statement pursuant to Section 173(2) of the Companies Act,1956.

Item No.8:-

The Members at the 21st Annual General Meeting held on 19th September 2002 have accorded approval for the payment of remuneration up to 5% of the net profits of the Company to Dr.Prathap C Reddy, Permanent Chairman of the Company for five years from 25th June 2002. This approval expired on 24th June 2007. Your directors recommend that Dr. Prathap C Reddy be continued to be paid remuneration equivalent to 5% of the net profits of the Company computed in accordance with the provisions of the Companies Act, 1956 for a further period of five years commencing from 25th June 2007. Accordingly necessary special resolution is placed before the shareholders under Item No.8 of the Notice for consideration and approval.

Memorandum of Interest of Directors

Dr. Prathap C Reddy may be deemed to be concerned or interested in passing of this Special Resolution. Further Smt. Preetha Reddy, Smt. Suneeta Reddy and Smt. Sangita Reddy who are relatives of Dr. Prathap C Reddy are deemed to be concerned or interested in passing of this special resolution.

By order of the Board
For **APOLLO HOSPITALS ENTERPRISE LIMITED**

S.K. Venkataraman
Chief Financial Officer
and Company Secretary

Place : Chennai
Date : 26th June 2007

Pursuant to Clause 49 of the Listing Agreement with Stock Exchanges following information is furnished about the Directors proposed to be appointed / re-appointed.

SHRI. RAFEEQUE AHAMED

Shri. Rafeeque Ahamed has served as a Director of our Company since 1979. Shri.Ahamed is a graduate of Madras University. Shri. Ahamed is the Chairman of Farida Group of Companies consisting of tanneries and footwear units having turnover of USD 100 million export p.a. Shri. Ahamed is the Chairman of Tamilnadu State Council, Federation of Indian Chambers and Commerce & Industry (FICCI) and Ambur Economic Development Organization Limited, Ambur. In addition, he is the Director of the Indian Institute of Leather Products, Chennai, President of All India Skins & Hides Tanners & Merchants Association, Chennai and a member of Reconstitution of Board of Trade set up by Ministry of Commerce & Industry, New Delhi. Shri. Ahamed was the President of Federation of Indian Export Organisation (FIEO).

Shareholding in the Company

Shri. Rafeeque Ahamed holds 20,000 equity shares in the Company.

Shri. N. VAGHUL

Shri. N. Vaghul has served as a Director of our Company since November 2000. Shri. Vaghul graduated from the Madras University in 1956.Shri. Vaghul is the Chairman of ICICI Bank Limited. He joined ICICI in 1985 as Chairman and CEO, and relinquished his position as CEO in 1996. During his 11-year tenure as CEO, ICICI was transformed from a small long-term credit bank to a diversified financial conglomerate. He was instrumental in starting an investment bank, a commercial bank, a venture capital company and an asset management company, as part of the ICICI group. He was also responsible for the promotion of India's first credit rating company CRISIL. In recognition of his pioneering efforts, Shri. Vaghul was selected as the "Business Man of the Year" in 1992 by Business India and has been conferred the "Lifetime Achievement Award" by Economic Times in 2006.

Shri. Vaghul is also a director of Himatsingka Seide Limited, Asset Reconstruction Company India Limited, Mahindra & Mahindra Limited, Mahindra World City Developers Limited, Wipro Limited, Nicholas Piramal India Limited, Air India Limited, Air India Air Transport Service Limited, Air India Engineering Services Limited and various Mittal Steel entities. He is the Chairman of IFMR, Pratham and was also a visiting professor of Stern Business School, New York University.

He has been closely associated with policy formulation at the national level. He was formerly the Chairman of Foreign Investment Advisory Board constituted by the Government of India, and has handled several assignments for Asian Development Bank, IFC and the World Bank.

Shri. Vaghul joined State Bank of India in 1957 as a career banker and held several positions in the bank before joining the Board of the Central Bank of India in 1978. He became Chairman of Bank of India in 1981 and was the youngest Chairman in a state-owned bank.

Shri. Vaghul is a member of Remuneration & Nomination Committee of the Company and Wipro Limited. He chairs the :

(i) Audit Committee of Wipro Limited,

(ii) Compensation Committee of ICICI Bank Limited, Mahindra & Mahindra Limited and Nicholas Piramal India Limited.

He is also a member of:

(i) Audit Committee and Remuneration Committee of Mahindra World Developers Limited,

(ii) Audit Committee of Air India Limited,

(iii) Audit Committee of Nicholas Piramal India Ltd.

Shareholding in the Company

Shri. N. Vaghul does not hold any shares in the company.

SHRI. T.K. BALAJI

Shri. T.K. Balaji has served as a Director of our Company since September 2001. Shri.Balaji received his Bachelor's degree in Engineering from Madras University, securing 1st rank and is a gold medalist alumnus of the Indian Institute of Management, Ahmedabad.

Shri. Balaji has been the Chief Executive and Managing Director of Lucas-TVS Limited since 1979. He is also the Managing Director of Delphi-TVS Diesel Systems Limited. He is chairman of India Nippon Electricals Limited and India Japan Lighting Pvt Limited. He is also a director of Lucas Indian Service Limited, TV Sundram Iyengar & Sons Limited, Sundaram-Clayton Limited, TVS Motor Company Limited, TVS Electronics Limited, TVS Automotive Systems Limited and Titan Industries Limited.

Shri. Balaji chairs the Remuneration Committee of Titan Industries Limited and Investors Grievance Committee of India Nippon Electricals Limited. He is also a member of Audit Committee of Sundaram Clayton Limited, TVS Motor Company Limited, Titan Industries Limited. He is a member of Investors Grievance Committee of TVS Electronics Limited and Sundaram Clayton Limited.

Shri. Balaji is past president of the Automotive Component Manufacturers Association (ACMA) and had served on the CII National Council for a number of years. He is also a member of the Development Council for Automobiles and Allied Industries.

In 1995, Shri.Balaji was conferred a special award by the FIE Foundation of Maharashtra, for his contribution to the auto component industry in his capacity as the Chief Executive of Lucas- TVS.

Shareholding in the Company

Shri. T.K. Balaji does not hold any shares in the company

SHRI. HABIBULLAH BADSHA

Shri. Habibullah Badsha has served as a Director of our Company since 1979. Shri.Badsha received his Master's degree in Islamic History and his Bachelor's degree in Law from Madras University. Shri. Badsha is currently a Senior Advocate of the Madras High Court. Shri. Badsha has previously served as Senior Central Government Standing Counsel, Public Prosecutor, State of Tamil Nadu, Special Prosecutor for Customs, Excise and Enforcement and Advocate General of Tamil Nadu. Shri. Badsha is the Chairman of Maschmeijer Aromatics (I) Ltd. and serves as a director of Parpia International (I) Pvt Ltd . Shri. Badsha is the President Osmania College, Kurnool. He is the Vice-Chairman of Southern India Educational Trust and Member of the Management Committee of New College run by the Muslim Educational Association of Southern India.

Shareholding in the Company

Shri. Habibullah Badsha holds 5,403 equity shares in the Company

Chairman's Message

Dear Members

As we enter our twenty fifth year, I took time off to draw up a balance sheet of our achievements. Not just in terms of numbers, which has of course been growing year after year and which has made Apollo Hospitals, India's most valuable healthcare company, but more in terms of innovations and initiatives which result directly in improving the quality and delivery of healthcare.

It reminds me of the Rubik Cube, where through a series of well thought out moves one attempts to bring a visible symmetry in a system which to begin with, seems to be in a state of disarray and filled with apparently unrelated elements. The trick lies in aligning individual pieces, without losing sight of every link it has and the effect each piece can have on every other piece.

It gives me immense satisfaction to note that at Apollo Hospitals we have achieved a perfect orchestration of all the inputs. While we have created assets in every relevant field -- technological, infrastructural, human and intellectual resources -- we have also made sure that we have blended these and got results far more effective than what a simple sum of the individual constituents would have delivered.

For example a judicial combination of our prowess in technology and manpower helped us maintain the highest standards. This in turn helped in four of our hospitals being awarded the JCI accreditation, giving us the distinction of being the only such hospital group in Asia. And more importantly, this recognition is actually acting as a powerful motivator for all our employees. A potent blend of two strong emotions, pride and responsibility that is perceptibly building a sense of ownership and loyalty. For the patients this has meant a demonstrable improvement in clinical outcome and safety. Very gratifyingly, this is true of the other hospitals too in our group which are not yet JCI accredited. All our new projects, for example the Bangalore hospital are designed keeping JCI compliance in mind. JCI accreditation also means an assurance of international clinical standards and patient safety. And acceptance by overseas health insurance providers This has opened up enormous opportunities for us in terms of patients from other countries coming to Apollo Hospitals for advanced treatments.

Many of our initiatives have been influenced by critical needs that have developed in the society. Several disease patterns are changing, affecting larger number of people and that too in populations hitherto considered safe. For instance, incidence of chest pain has grown alarmingly and many cases turn serious, as often timely medical help is not available. Apollo Hospitals' initiative in this area is indeed ambitious. It involves setting up a chain of Chest Pain Clinics all over the country. In the first year itself we are planning about 100 clinics, some in association with partner hospitals. Making sure that the best of attention is available at a clinic close enough to render immediate assistance.

The Health City, inaugurated few weeks back at Hyderabad is a first of the kind in Asia. Graduating from a hospital complex to a self contained health city. With centres of excellence in every medical discipline. Encompassing world class infrastructure to address every healthcare need from diagnosis to treatment to rehabilitation. And providing facilities for advanced research and education. This apart the Health City will also offer alternative and complementary medicine like ayurveda and homeopathy. In short a city designed to cover the entire healthcare spectrum.

The standards that we maintain, the outcomes that we have achieved, the technologies that we use have all placed Apollo Hospitals among the most respected hospital groups. And our consultants are world renowned, acknowledged as experts and respected as fine doctors. Capable of adopting and adapting the latest and best technologies and demonstrating their dedication through clinical outcomes matching global standards. Honours have been heaped upon them. This year too, a few of my colleagues have joined our long roll of National Awardees. Proving once again what I always believe in "do your duty and the fruits will follow".

Medical insurance is one area where though there is some development, India has a long way to go. The situation is quite poignant with, on the one hand, the penetration of insurance being very low and, on the other, the cost of quality treatment not being affordable for most people. The answer very obviously is preventive health checks, which help in two ways, avoiding the high cost of treatment at later stages and preventing the likely complications, if timely treatment is not provided. And here, your Company has done yeoman work. The concept of health check packages pioneered by us continues to be one of our major focus areas and has also become the standard that numerous hospitals across the country follow. At the same time, we also have plans to promote health insurance in association with some leaders in the field.

You will be happy to know that your Company continued its efforts in social causes. SACH (Save A Child's Heart) did exemplary work in screening and treating several children with congenital heart diseases. And so did SAHI, bringing succour to numerous patients with hearing impairment.

Among the several reasons for Apollo Hospitals' success are two that are of paramount importance. One, the support and encouragement I have consistently received from all of you. And two, the unstinted efforts of every employee in our Group. Not sheer compliance with the duties assigned, but going beyond and driven by a passion to excel. It is these elements of individual expertise that have made Apollo Hospitals a giant edifice of excellence. Positioning us firmly as the most valuable healthcare company in the country.

Even as I look back at the last twenty five years with contentment, I am sure that the path and pace we have set for ourselves will see Apollo Hospitals climbing even greater heights in the next twenty five years.

Dr. Prathap C Reddy

Corporate Highlights

- On June 15, 2007, Apollo launched Health City, the first of its kind in Asia, at Hyderabad - an integrated healthcare delivery facility, spread over 33 acres, to cover disease prevention, management, wellness and research.
- The Week Magazine rated Apollo Hospitals, Greams Road, Chennai as the Best Private Sector Hospital in India for the year 2006.
- Apollo Speciality Hospitals, Madurai rated as "The Best Hospital in the Region" by The Week for the third successive year.
- Apollo Hospitals, Greams Road, Chennai accredited by National Accreditation Board for Testing & Clinical Laboratory (NABL) in accordance with the Standard ISO 15189: 2003 "Medical Laboratories - particular requirements for Quality & Competence" for its facilities in the field of Medical Testing.
- Apollo Hospitals, Hyderabad won the Avaya Global Connect award for the second successive year 2006, for customer responsiveness in the healthcare sector based on a nation wide polling exercise.
- Apollo Speciality Hospitals, Madurai accredited by UKAS (United Kingdom) and ANAB (United States) and certified "ISO 9001:2000" by Bureau Veritas for "Management and Delivery of Tertiary Health care services".
- 125,000 sq.ft building at E.V.R. Periyar Salai, Chennai taken on lease for setting up of Ortho and Cosmetic center.
- 4 acres of land at Bhubaneswar and 10 acres at Vizag acquired for setting up of super speciality hospitals.
- Total of over 400 pharmacies including both hospital and clinic based making Apollo India's largest pharmacy chain.
- 6 Apollo clinics added during the financial year taking the total to 50.
- JV Agreement signed with Deutsche Krankenversicherung AG (DKV) for setting up the Health Insurance business.
- Apollo Hospitals Group signed Agreement with Cadila Pharmaceuticals Limited as a partner in Apollo Hospitals International Limited, Ahmedabad.
- Dr. Prathap C Reddy, Founder Chairman, Apollo Hospitals Group, awarded the "Modern Medicare Excellence Award 2006", by ICICI Group, for his outstanding achievements in the healthcare industry.
- Dr. K.R. Palaniswamy, Senior Consultant, Department of Gastroenterology Apollo Hospitals, Chennai and Dr. Mayilvahanan Natarajan, Senior Orthopaedic Surgeon, Apollo Speciality Hospitals, Chennai conferred prestigious Padma Shree Award by Government of India.
- Dr. Muralidhar Rajagopalan, Senior Consultant Dermatologist, Apollo Hospitals, Chennai conferred Honorary Membership of the Sigma Xi, a Scientific Research Society based at North Carolina, USA, for Excellence in Dermatology.
- Dr. T.P.R. Bharadwaj, Senior Consultant Haematologist, Apollo Hospitals, Chennai awarded the prestigious Dr. B.C. Roy National Award in the category of "Eminent Medical Teacher".

Corporate Highlights


Revenue
Rs Million
4998
5956
7191
8995
2004
2005
2006
2007


Profit after Tax
Rs Million
371.48
491.83
602.16
676
2004
2005
2006
2007


Earnings per share
Rs
9.4
12.12
12.53
13.28
2004
2005
2006
2007


Return on Capital Employed (%)
19.78
20.25
16.72
15
2004
2005
2006
2007


Apollo Pharmacies (Total 415)
26
19
370
Hospital based
Stand alone
On license

Directors' Report

to the Shareholders

Your Directors are pleased to present the TWENTY SIXTH ANNUAL REPORT and the audited statements of accounts for the year ended 31st March 2007.

Financial Results

(Rs. in Million)

For the year ended	31st March 2007	31st March 2006
Total Income	**8,995**	**7,191**
Profit before Extraordinary Item and Taxation	1,031	883
Provision for Taxation	354	281
Net Profit before Extraordinary Item after Taxation	676	602
Extraordinary Item (Profit on sale of equity shares held in The Lanka Hospitals Corporation Limited)	325	-
Net Profit after Extraordinary Item and Taxation	1,001	602
Balance of Profit brought forward	339	321
Profit available for Appropriations	**1,340**	**923**
Appropriations		
Dividend (inclusive of dividend tax)	297	259
Transfer to General Reserve	150	65
Transfer to Debenture Redemption Reserve	-	100
Expenses relating to earlier years	-	63
Balance carried forward to Balance sheet	893	436

Results of Operations

During the year under review, the gross revenue of the Company increased to Rs. 8,995 million compared to Rs. 7,191 million in the previous year, registering an impressive growth of 25%. The profit (before extraordinary item) after tax for the year increased by 12% to Rs.676 million compared to Rs. 602 million in the previous year.

During the year under review, the consolidated gross revenue of the company increased to Rs. 9,566 million compared to Rs. 7, 691 million in the previous year registering an impressive growth of 24%. Net profit after minority interest for the group increased to Rs. 954 million from Rs. 520 million representing a growth of 83%.

Consolidated Financial Statements

Your Company, under Section 212(8) of the Companies Act, 1956 has been exempted from the provisions of Section 212(1) and Section 212(3) of the Companies Act, 1956 in respect of attaching the financial statements of five subsidiary companies, to the balance sheet of the Company for the financial year 2006-2007. Shareholders desirous of obtaining annual report and the financial statements of the subsidiary companies may obtain the same upon request. However, a statement of summarized financials of all the subsidiaries is attached along with the consolidated financials of your Company. Pursuant to the Accounting Standards, AS-21 issued by the Institute of Chartered Accountants of India, Consolidated Financial Statements presented by your Company include the financial information of all its subsidiaries.

Dividend :

During the financial year 2006-07, your company declared and paid an Interim Dividend of Rs. 3.00 per equity share (30%) during the month of March 2007. In addition, your directors also recommended a payment of Rs. 2/- per equity share (20%) as the final dividend for the financial year ended 31st March 2007. The total dividend (including interim dividend and the final dividend) for the financial year 2006-07 comes to Rs. 5/- per equity share (50%) as against Rs. 4.50 per equity share (45%) paid for the previous year.

The Register of Members and Share Transfer Books will remain closed from 11th August 2007 to 24th August 2007 (both days inclusive).

Transfer of Reserves

Your Company proposes to transfer Rs.150 million to the general reserve out of the amount available for appropriations. An amount of Rs. 893 million is proposed to be retained in the profit & loss account.

Subsidiaries

Your Company has six subsidiary companies as on March 31, 2007. The statement in respect of the details of the subsidiary companies viz., Apollo Health and Lifestyle Limited (AHLL), Unique Home Health Care Limited (UHHCL), AB Medical Centres Limited (ABMCL), Samudra Healthcare Enterprises Limited (SHEL), Imperial Hospital and Research Centre Limited (IHRCL) and Apollo Hospital (UK) Limited (AHUKL) pursuant to section 212 of the Companies Act, 1956, is attached to this report.

Apollo Health and Lifestyle Limited (AHLL)

AHLL, a wholly owned subsidiary of the Company is engaged in the business of providing primary healthcare facilities through a network of franchised clinics across India offering specialist consultation, diagnostics, preventive health checks, telemedicine facilities and a 24-hour pharmacy all under one roof. For the year ended March 31, 2007 AHLL recorded a revenue of Rs. 49.51 million and a net profit of Rs. 4.27 million.

Unique Home Health Care Limited (UHHCL)

UHHCL, a wholly owned subsidiary of the Company provides medical and paramedical services including doctor's consultation, nursing services, physiotherapy and medical equipment direct to patient homes and also offers paramedical service in hospitals to critically ill patients. For the year ended March 31, 2007 UHHCL recorded a revenue of Rs. 9.07 million and net loss of Rs. 12.69 million.

AB Medical Centres Limited (ABCL)

ABCL, a wholly owned subsidiary of the Company does not have any commercial operations as it has leased out its infrastructure viz., Land, Building and Medical Equipment to the Company for running the Hospital. For the year ended March 31, 2007, ABCL, recorded an income of Rs.7.2 million and a net profit of Rs.4.13 million.

Samudra Healthcare Enterprises Limited (SHEL)

SHEL, a wholly owned subsidiary of the company, runs a 120 bed multi speciality hospital at Kakinada. For the year ended March 31, 2007, SHEL recorded revenue of Rs. 52.4 million and a net loss of Rs. 6.20 million.

Apollo Hospital (UK) Limited (AHUKL)

AHUKL is a wholly owned foreign subsidiary of the Company and yet to commence its operations.

Imperial Hospital and Research Centre Limited (IHRCL)

IHRCL, a 51% subsidiary of the company owned a 240 bed multi speciality hospital at Bangalore. The Company is to commence its operations in fiscal 2007 - 2008.

National Accreditation Board for Testing & Clinical Laboratory (NABL) Accreditation

The concept of Laboratory Accreditation was developed to provide a means for third-party certification of the competence of laboratories to perform specific type(s) of testing and calibration.

Laboratory Accreditation provides formal recognition of competent laboratories, thus providing a ready means for customers to find reliable testing and calibration services in order to meet their demands. Laboratory Accreditation enhances customer confidence in accepting testing / calibration reports issued by accredited laboratories.

Apollo Hospital, Chennai has been assessed and accredited in accordance with the standard ISO 15189:2003 " Medical Laboratories - particular requirements for quality and competence" in the field of medical testing - clinical bio-chemistry, Microbiology & Serology, Clinical Pathology, Blood Bank, Haematology & Immunohaematology, Histopathology, Cytopathology and Genetics.

These departments underwent a two-day intensive audit during 7th & 8th October '06. Their assessments was submitted to National Accreditation Board for Testing & Clinical Laboratory office and the accreditation board reviewed the findings and granted NABL accreditation.

The Assessment Team was headed by Dr. R. Narasimhan (Lead Assessor) from Mahatma Gandhi Medical College & Research Institute, Pondicherry and the other team members include Dr.Sujatha Chandrasekharan(Microbiology), Dr.Sukesh Chandran Nair(Haematology, Clinical Pathology and Immunohaematology), Dr.T.N.Raghunath (Clinical Biochemistry)and Dr.Bani Ganguly(Genetics).

The certificate issued remains valid till 19th December, 2008.

Corporate Social Responsibility

Your Company has always been a responsible corporate citizen and has taken every opportunity to demonstrate its social responsibilities.

- SACH, the "Save a Child's Heart" program initiated by the Company continued its yeoman service in providing surgical treatment to economically deprived children with congenital heart diseases. As the largest such voluntary organisation in Asia, SACH has screened over 30000 children and conducted life saving surgeries on more than 1000
- Mega medical camps were conducted at Karaikudi and Thondi, by eminent doctors. More than 11,000 people were screened and several cases identified for followup treatment.
- As part of our efforts to keep abreast of modern developments, several international and national CME programmes were conducted at various units.
- International days like World Heart Day, World Diabetes Day, Womens Day were observed at various locations with due seriousness to spread awareness about disorders. Special packages were offered through which several patients benefitted.
- Free medical camps were conducted across various cities helping a large section of the population to undergo preventive health checks.
- Participated in several exhibitions in various parts of the country to promote awareness of preventive health checks.
- Over a hundred lecture sessions were organised and onsite camps conducted in numerous corporates on health related subjects

Increase in Authorized Share Capital

During the year, the Authorized share capital of the Company increased to Rs. 850,000,000/- (consisting of 75,000,000 equity shares of Rs. 10/- each and 1,000,000 preference shares of Rs. 100/- each)from Rs. 700,000,000/- (consisting of 60,000,000 equity shares of Rs. 10/- each and 1,000,000 preference shares of Rs. 100/- each), by creation of 15,000,000 equity shares of Rs. 10/- each.

Increase in Paid-up Share Capital

During the year, the paid-up share capital of the Company increased from Rs.505,986,180/- (consisting of 50,598,618 shares of Rs.10/- each) to Rs.516,385,830/- (consisting of 51,638,583 shares of Rs.10/- each), consequent to the allotment of 1,039,965 equity shares to promoters upon conversion of 1,039,965 equity warrants issued to them. These shares were issued at a premium of Rs.324.15 per share and have been listed at Bombay Stock Exchange Limited (BSE) and National Stock Exchange India Limited, (NSE), Mumbai.

Issue of convertible Equity Share Warrants to Promoters

During the year under review, your company issued 1,550,000 convertible share warrants to Ms.Sangita Reddy, one of the promoters of the company on preferential basis under the applicable SEBI guidelines. Ms. Sangita Reddy paid an upfront 10% of the amount in the month of February 2007 and the remaining 90% amount is to be paid within 18 months.

These warrants have been issued with a convertible option to be exercised within a period of 18 months from the date of allotment i.e. 22nd August 2008. Each warrant issued can be converted into one equity share of the company of nominal value of Rs.10/- each at a price of Rs.442.55 which includes a premium of Rs.432.55 per share calculated in accordance with SEBI (Disclosure and Investor Protection) Guidelines, 2000.

The objective of this preferential issue was to meet the fund requirements for expansion of its activities, finance additional working capital requirements and to meet general corporate purpose.

Proceeds of GDR and Preferential Issues

The details of utilization of proceeds of GDR and Preferential Issues up to 31st March 2007, are set out in the statement attached herewith as Annexure - A

Apollo Hospitals International Limited

As per buyback arrangements with the institutions viz., ICICI Bank, IDBI and IDFC, your Company has bought the entire equity stake held by them in Apollo Hospitals International Limited (AHIL), Ahmedabad, through its wholly owned subsidiary, Unique Home Healthcare Limited and sold it to Cadila Pharmaceuticals Limited, which is 50% joint venture partner in AHIL.

Disinvestment in The Lanka Hospitals Corporation Limited

The Company sold its entire equity stake in The Lanka Hospitals Corporation Limited (LHCL) at a price of SLR 28 amounting to SLR 1456.84 mio (USD 14.52 mio) by participating in the open offer made by Sri Lanka Insurance Corporation Limited and it has no longer any investment in LHCL. Subsequently however it was requested to continue lending its name to the facility in the larger interests of its patients.

Apollo DKV Insurance Company Limited

The Company has signed a Joint Venture Agreement on 11th October 2006 with Deutsche Krankenversicherung AG (DKV), a market leader in Health Insurance business in Europe and a part of the Munich Re group, one of the world's largest reinsurance player to invest upto 20% of the equity capital of the Joint Venture Company, Apollo DKV Insurance Company Limited, to carry on health insurance operations in India. Application made to IRDA has been accepted. Apollo DKV is in the process of obtaining certificate of registration.

Western Hospitals Corporation Private Limited

The Company formed a Joint Venture Company, Western Hospitals Corporation Private Limited in association with Eleanor Holdings, Mauritius (a Company promoted by One Equity Partners) for setting up of network of healthcare facilities in Mumbai.

Corporate Governance

Pursuant to clause 49 (VII) of the Listing Agreement with the Stock Exchanges, a separate report on Corporate Governance forms part of the Directors' Report in the Annual Report. Your Company is compliant with the requirements of the Listing Agreement and necessary disclosures have been made in this regard in the Corporate Governance Report.

A certificate from the Auditors of the Company regarding compliance with conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is attached to this report.

Voluntary Delisting of Shares from Madras Stock Exchange Limited (MSE)

Pursuant to the approval of the shareholders at the Annual General Meeting held on 7th August 2006, your company had applied for delisting the equity shares of the Company from Madras Stock Exchange Limited (MSE) in accordance with the Securities Exchange Board of India (Delisting of Securities) Regulations, 2003. The approval of MSE has been received for delisting of equity shares of the Company w.e.f 29th November 2006. The Company's equity shares shall continue to be listed on Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE) which have nation wide trading terminals.

Human Resources Development

Apollo's Human capital is the most important asset for the company to maintain its competitive edge in a dynamic environment. We believe that Human Resources Management has to encompass all facets of good governance to have a motivated and committed workforce to support Quality Service Delivery in the patient care processes.

Our HR policies and strategies have been worked out to enhance the key drivers of performance, maintain value based culture and promote enthusiasm among employees to enable them contribute their best to the growth of the organization.

Our Human Resources team is conscious of the demands of today's customers as well as the requirements of the new generation employees. It is imperative that the HR policies have to be fine tuned to take care of these demands keeping in mind the market scenario and the competition to enable attract the right talent with right skills and right attitude and thereby create a platform of development both for the individual as well as the organization.

Our growth in the business in terms of value as well as beds and number of new pharmacy outlets have propelled the Human Resources strength from 10,189 as on March 31, 2006 to 13,191 as on March 31, 2007.

As a part of HR control mechanism, the HR number and cost are under constant surveillance and with the support of the Operational team new interventions such as "Ward as a Unit" concept has been launched in our hospitals. This concept will help in ensure rationalization and optimum utilization of the available human resources.

The company has always maintained healthy, cordial and harmonious industrial relations at all levels. Despite severe competition, the enthusiasm and unstinting efforts of the employees have enabled the company to remain at the forefront of the industry.

Directors' Responsibility Statement

Pursuant to Section 217(2AA) of the Companies (Amendment) Act 2000, the Directors of the Company hereby state and confirm that:

- In the preparation of the annual accounts for the year, the applicable accounting standards had been followed along with proper explanations and there were no material departures;
- The Directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;
- The Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
- The Directors had prepared the annual accounts on a going concern basis.

Fixed Deposits

During the year, the Company resumed to accept fresh deposits from public and shareholders. The total deposits with the Company as on 31st March 2007 was Rs.154.95 million (Rs. 131.96 million as on 31st March 2006) which include deposits for an aggregate of value of Rs.10.61 million (Rs. 11.85 million as on 31st March 2006) not claimed by the depositors. Out of these deposits, an aggregate value of Rs.3.76 million have since been repaid / renewed.

Directors

As per the provisions of Articles of Association of Company, four Directors of the Company viz., Shri. Rafeeque Ahamed, Shri. N. Vaghul, Shri. T.K.Balaji and Shri.Habibullah Badsha retire by rotation at the ensuing Annual General Meeting and are eligible for re-appointment.

New Directors

Shri. Steven J Thompson, a professional with rich experience in corporate management was appointed as Director in the place of Shri. T.M.Joseph.

The Board of Directors at its meeting held on 26th June 2007 appointed Dr. Mohan Chellappa as alternate Director to Shri. Steven J Thompson.

Outgoing Director

Dr. Jennifer Lee, a nominee director of Maxwell (Mauritius) Pte Ltd resigned w.e.f 23rd April 2007 consequent to the divestment of entire stake of Maxwell in the company.

The Board wishes to place on record its sincere appreciation for the contributions made by her, during her tenure on the Board of the Company.

Auditors

The auditors, M/s. S. Viswanathan, Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if reappointed.

Particulars of Employees as per Section 217(2A) of the Companies Act, 1956.

Particulars of Employees required under Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975 as amended forms part of this report and attached herewith as Annexure - B.

Particulars regarding Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo.

Particulars as required to be disclosed as per the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are set out in the statement attached herewith as Annexure - C.

Acknowledgement

Your Directors wish to place on record their appreciation of the contribution made by the employees at all levels, to the continued growth and prosperity of your company. Your Directors also wish to place on record their appreciation of business constituents, banks and other financial institutions, shareholders, of the Company for their continued support.

For and on behalf of the Board of Directors

Place : Chennai
Date : 26th June 2007

Dr. Prathap C Reddy
Executive Chairman

Annexure - A to the Directors' Report

Details of Utilization of Proceeds of Global Depositary Receipts (GDR) and Preferential Issues upto 31st March 2007.

(Rs.in Million)

Amount received through GDR & Preferential Issues	**3,441.35**
Details of Utilization	
1. Issue Expenses	107.10
2 Equity Investment in Associate Companies, Subsidiaries & Joint Ventures	748.00
3 Repayment of high cost debt	620.40
4 Purchase of Fixed Assets	721.00
5 Working Capital	229.35
6 Pharmacy Expansion	96.00
Total Amount Utilized up to 31st March 2007	**2,521.85**
Balance amount parked in Mutual Fund Schemes	**919.50**

Annexure B to the Directors Report

Information as per Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors Report.

Name	Age (in years)	Designation	Gross Remuneration (Rs.)	Qualification	Experience in Years	Date of Joining	Details of Previous Employment
A. Employed throughout the year							
Dr. Prathap C Reddy	75	Executive Chairman	52,144,342	MBBS, FRCS	41	Since inception	Practicing as a Cardiologist in USA and India
Smt. Preetha Reddy	50	Managing Director	20,857,737	B.Sc., M.A	26	3rd Feb 1989	Chief Executive Indian Hospitals Corporation Ltd
Smt. Suneeta Reddy	48	Executive Director - Finance	13,036,086	B.A	24	1st May 2000	Jt. Managing Director, Indian Hospitals Corporation Ltd
Smt. Sangita Reddy	45	Executive Director - Operations	5,214,434	B.Sc.	23	31st July 2000	Managing Director, Deccan Hospitals Corporation Ltd
Mr.K.Padmanabhan	55	Group President	3,608,387	B.Com, PGDIA, MBA	35	1st July 1996	Vice President & Chief Executive Officer of the Bicycles Division of Tube Investments Ltd
Mr.S.K.Venkataraman	47	CFO & Company Secretary	3,018,422	B.Sc - Applied Science, FCS, FCA and AIII	23	16th April 1991	Asst. Manager Taxation in Shriram Fibres Limited, New Delhi
Dr. M.K. Mani	71	Chief Nephrologist	2,304,544	MD,FAMS, FRCP(EDIN)	23	16th Jan 1984	Physician, Renal Unit, Sydney Hospitals, Chief Nephrologist, Jaslok Hospital, Mumbai
B. Employed for Part of the Year							
Mr.David Nevill	46	Sr.President Business Development	5,754,068	MBA	17	14th Aug 2006	President and CEO in Wesley Medical Centre, Wichita, Kansas
Mr.Pritipal Singh	45	COO - Projects	2,200,000	B.E., M.Tech, M.Sc	25	2nd May 2006	Joint Director, Naval Headquarters, New Delhi.
Mr.Vivek Kamath	45	CEO	2,000,000	M.Sc., MMS	22	1st Aug 2006	Sr. Vice President in LG Life Sciences (I) Ltd

Note: Dr. Prathap C Reddy, Executive Chairman, Smt. Preetha Reddy, Managing Director, Smt. Suneeta Reddy, Executive Director - Finance, Smt. Sangita Reddy, Executive Director - Operations are relatives.

Annexure - C to the Directors' Report

Energy Conservation, Technology Absorption and Foreign Exchange Earnings and Outgo:-

Conservation of Energy

The operations of the company are not energy-intensive. However, significant measures are being taken to reduce energy consumption by using energy-efficient equipment.

The following Energy saving measures were taken during the year.

(i) Conventional cooling tower was replaced with new direct cooling tower for one of the generator sets which will minimize water loss and energy loss.

(ii) Conventional tube lights were replaced with energy saving CFL bulbs.

(iii) Modernized Lifts with energy saving VF control motors and controls are used.

Your Company constantly evaluates and invests in new technology to make its infrastructure more energy efficient.

As energy costs comprise a very small part of your Company's total expenses, the financial implications of these measures are not material.

Technology Absorption

Over the years, your Company has brought into the country the best that the world has to offer in terms of technology. In its continuous endeavor to serve the patients better and to bring healthcare of international standards within the reach of every individual, your company has introduced the latest technology in its hospitals at Chennai and Hyderabad.

1. **Image Guided Radiotherapy System**

   The Oncor Expression Linear Accelerator has a megavoltage cone beam imaging package which ensures identical isocentric therapy and imaging for very precise and accurate treatment of different types of tumors. The 82 leaves multileaf collimator with latest software will enable quick verification at every step of intensity modulated radiotherapy treatment.

2. **Multislice large bore CT Scanner for Radiotherapy Planning**

   Another first of its kind unit in the Country is the 24 slice CT scanner with 82 cm gantry bore with primary applications in radiotherapy planning, trauma, interventional procedures and imaging of bariatric patients. The system with a unique straton X-ray tube, Z-sharp technology and UFC detectors will give outstanding images with resolution below 0.4 mm and the radiation exposure to patients is greatly reduced compared to conventional CT Scanners.

3. **Guided Airflow System for Ultra Clean Operation Theatres**

   The guided airflow ventilation system utilizes principles of computational fluid dynamics to achieve very low bacterial counts in the OT as well as low energy consumption as compared to conventional laminar airflow systems. These systems will maintain lower than 10 CFU/cubicmetre bacterial counts at the patient area in the OT and this will lead to excellent infection control and reduced length of hospital stay for patients.

4. **Mercedes Sprinter Ambulance**

   The advance life support ambulance imported from Australia/Malaysia utilizes a Mercedes Benz base vehicle and is fitted with convenient fixtures for patients, doctor and driver. The design is based around a single drop leg stretcher to the driver's side and the attendant seat/stretcher to the kerbside. This ergonomically designed stretcher can be folded forward as a supplementary stretcher as required and the patient is transferred via scoop and sheet lift.

Foreign Exchange Earnings & Outgo

Foreign Exchange Earnings	:	Rs. 132.09 millions (This is exclusive of Rupee payment made by Non-Resident Indians and Foreign Nationals)
Foreign Exchange Outgo	:	Rs. 331.97 millions

Corporate Governance Report

1. Company's philosophy on code of governance

The basic objective of corporate governance policies adopted by the Company is to attain the highest levels of transparency, accountability and integrity. This objective extends not merely to meet with statutory requirements but also to go beyond them by putting into place procedures and systems, which are in accordance with best practices of governance. Your Company believes that Good Corporate Governance enhances the trust and confidence of all the stakeholders. Good practice in corporate behavior helps to enhance and maintain public trust in companies and stock market.

Your Company reviews its corporate governance practices to ensure that they reflect the latest developments in the corporate arena and thus positioning itself to conform to the best corporate governance practices. Your Company is committed to pursue excellence in all its activities and maximize its shareholders' wealth.

The Company's corporate governance policies and practices focus on the following principles:-

- To recognize the respective roles and responsibilities of Board and Management
- To achieve the highest degree of transparency by maintaining a high degree of disclosure levels
- To ensure and maintain high ethical standards in its functioning
- To give the highest importance to investor relations
- To ensure a sound system of risk management and internal controls
- To ensure that employees of the company subscribe to the corporate values and apply them in their conduct
- To ensure that the decision making process is fair and transparent
- To ensure that the company follows globally recognized corporate governance practices

I. Board of Directors

The Company has an Executive Chairman. As per Clause 49 of the Listing Agreement, if the Chairman is an Executive Director, at least half of the Board should comprise Independent Directors. The Board comprises more than 70 per cent Non Executive Directors and 60 per cent of Independent Directors. The Board of Directors of the Company has a healthy blend of Executive and Non-Executive Directors, and consequently ensures the desired level of independence in functioning and decision-making. Moreover all the Non-Executive Directors are eminent professionals, and bring the wealth of their professional expertise and experience to the management of the Company.

(A) Composition of Board of Directors and details of their shareholding in the Company and external directorship and membership of board committees

Director	Category	Designation	Shareholding in the Company	Number of Directorships (out of which as Chairman) other than AHEL #	Number of Memberships in Board Committees other than AHEL##	Whether Chairman / Member
Dr. Prathap C Reddy	Promoter	Executive Chairman	1,405,493	11 (9)	-	-
Smt. Preetha Reddy	Promoter	Managing Director	732,270	11	-	-
Smt. Suneeta Reddy	Promoter	Executive Director - Finance	401,795	12 (4)	-	-
Smt. Sangita Reddy	Promoter	Executive Director - Operations	1,286,254	7	-	-
Shri. P. Obul Reddy	Non-Executive	Director	9,000	3 (2)	1	Member
Shri. Rajkumar Menon	Independent	Director	-	-	-	-
Shri. T.M. Joseph[1]	Independent	Director		-	-	-
Shri. Rafeeque Ahamed	Independent	Director	20,000	-	-	-
Shri. Habibullah Badsha	Independent	Director	5,403	(1)	-	-
Shri. Deepak Vaidya	Independent	Director	-	6 (1)	1 2	Chairman Member
Shri. N. Vaghul	Independent	Director	-	10 (4)	1 3	Chairman Member
Shri. T.K. Balaji	Independent	Director	-	10 (1)	1 5	Chairman Member
Dr. Jennifer Lee Gek Choo[2]	Non-Executive	Nominee – Maxwell Mauritius Pte Ltd	-	-	-	-
Shri.Khairil Anuar Abdullah	Independent	Director	-	-	-	-
Shri.G.Venkatraman	Independent	Director	-	2	2 1	Chairman Member
Shri. Steven J Thompson[3]	Independent	Director	-	-	-	-
Dr. Mohan Chellappa[4]	Independent	Alternate Director to Shri. Steven J Thompson	-	-	-	-

1. Ceased to be director w.e.f 10th October 2006
2. Resigned w.e.f 23rd April 2007
3. Appointed in the place of Mr. T.M. Joseph w.e.f 10th October 2006
4. Appointed w.e.f 26th June 2007.

Excluding Directorships in Foreign Companies, Private Companies and Section 25 companies.

Represents Membership / Chairmanship of Audit Committees and Shareholders' / Investors' Grievance Committees.

None of the Directors on the Board hold the of the office of Director in more than 15 Companies, or Membership of Committees of the Board in more than10 Committees and Chairmanship of more than 5 Committees , across all Companies

Pecuniary relationship or transaction of Non executive directors vis-à-vis the company

As regard to the disclosure in respect of pecuniary relationship or transaction of Non-executive directors vis-à-vis the company it is stated that Shri.P.Obul Reddy, Director of the company may be deemed to be interested through his relatives in M/s.P.Obul Reddy & Sons, a partnership firm which deals in Godrej Products.

Company has entered into a contract with the above firm with the prior approval of the Central Government pursuant to Section 297 of the Companies Act 1956, for purchase of furniture & fittings from this firm at the prevailing market prices for the hospitals run by the Company at various places for a period of two years from 01st June 2005 to 31st May 2007.

All transactions with this firm have been in the ordinary course of business and the total value of goods purchased from this firm during the year amounted to Rs.8.90 million.

The Company has also renewed the contract with M/s. P. Obul Reddy & Sons for a further period of two years from 01st June 2007 to 31st May 2009 with the prior approval of Central Government pursuant to Section 297 of the Companies Act, 1956.

Apart from the above, the Company does not have any direct pecuniary relationship/transaction with any of its Non Executive Directors.

(B) Remuneration policy of Directors

(a) Executive Director

The remuneration paid to Executive Directors is recommended by the Remuneration & Nomination Committee and approved by the Board of Directors subject to the approval by the Shareholders in General Meeting.

(b) Non Executive Director

Non Executive Directors are paid sitting fee for the meeting of Board and Committee, if any, attended by them. The commission paid to Non-Executive Directors is approved by the Board of Directors subject to approval of Shareholders in the General Meeting.

(c) Details of remuneration paid to the Directors

The details of the remuneration paid/accrued to the Directors for the year ended 31st March 2007 along with their relationships and business interests is detailed below:-

(Amount in Rs.)

Name of the Director	Relationship with other Directors	Remuneration paid/payable for the year ended 31st March 2007			
		Sitting Fee	Remuneration	Commission	Total
Dr. Prathap C Reddy	Father of Smt. Preetha Reddy, Smt. Suneeta Reddy & Smt. Sangita Reddy	NA	52,144,342	-	52,144,342
Smt. Preetha Reddy	Daughter of Dr. Prathap C Reddy, Sister of Smt. Suneeta Reddy & Smt. Sangita Reddy	NA	20,857,737	-	20,857,737
Smt. Suneeta Reddy	Daughter of Dr. Prathap C Reddy, Sister of Smt. Preetha Reddy & Smt. Sangita Reddy	NA	13,036,086	-	13,036,086
Smt. Sangita Reddy	Daughter of Dr. Prathap C Reddy, Sister of Smt. Preetha Reddy & Smt. Suneeta Reddy	NA	5,214,434	-	5,214,434
Shri. P. Obul Reddy	Father-in-law of Smt. Preetha Reddy & Smt. Suneeta Reddy	260,000	-	500,000	760,000
Shri. Rajkumar Menon	-	260,000	-	500,000	760,000
Shri. Rafeeque Ahamed	-	60,000	-	500,000	560,000
Shri. Habibullah Badsha	-	80,000	-	500,000	580,000
Shri. Deepak Vaidya	-	200,000	-	500,000	700,000
Shri. N. Vaghul	-	180,000	-	500,000	680,000
Shri. T.K. Balaji	-	120,000	-	500,000	620,000
Dr. Jennifer Lee Gek Choo	-	120,000	-	500,000	620,000
Shri.Khairil Anuar Abdullah	-	140,000	-	500,000	640,000
Shri.G.Venkatraman	-	260,000	-	500,000	760,000
Shri.Steven J Thompson	-	20,000	-	* 236,986	256,986

* Calculated with effect from 10th October 2006

Notes :

(i) The term of executive directors is for a period of 5 years from the respective date of appointment.

(ii) The Company does not have any service contract with any of the directors.

(iii) None of the above is eligible for any severance pay.

(iv) The Commission to Non-Executive Directors for the year ended 31st March 2007 @ Rs. 500,000/- per annum will be paid, subject to deduction of tax after adoption of accounts by shareholders at the Annual General Meeting to be held on 24th August 2007. Sitting fee also includes payment of fees for attending Board-level Committee Meetings.

(v) The Company has no stock option plans and hence, such instrument does not form part of the remuneration package payable to any Executive Director and/or Non-Executive Director.

(vi) The Company did not advance any loan to any of its directors during the year.

(d) Criteria for payment to Non-Executive Directors

The compensation to the non-executive directors takes the form of commission on profits. The shareholders at the Annual General Meeting held on 7th August 2006 and the Ministry of Company Affairs, vide its letter dated 18th January 2007 have approved for payment of commission to non executive directors of the company up to 1 percent of the net profits of the company for each year calculated as per the provisions of the Companies Act, 1956, subject to a ceiling of Rs.500,000/- for each non executive director per year.

The sum is reviewed periodically taking into consideration various factors such as performance of the Company, time spent by the directors for attending to the affairs and business of the Company, and the extent of responsibilities cast on the directors under various laws and other relevant factors. Further, the aggregate commission paid to all non-executive directors is well within the limit of 1 per cent of net profit as approved by the shareholders. The non-executive directors are also paid sitting fees as permitted by government regulations for all board and committee meetings attended by them.

(C) Board Procedures

(a) Number of Board Meetings held, dates on which held:

EIGHT board meetings were held during the financial year from 1st April 2006 to 31st March 2007. The dates on which the meetings were held are as follows:-

12th May, 12th June, 25th July, 7th August, 10th October, 22nd November 2006, 5th January 2007 and 24th January 2007.

b) Attendance of each director at the Board Meetings and at the last AGM are set out below :-

Director	Number of Board Meetings held	Number of Board Meetings Attended	Last AGM attendance (Yes/No)
Dr. Prathap C Reddy	8	8	Yes
Smt. Preetha Reddy	8	8	Yes
Smt. Suneeta Reddy	8	8	Yes
Smt. Sangita Reddy	8	5	Yes
Shri. P. Obul Reddy	8	8	Yes
Shri. Rajkumar Menon	8	8	Yes
Shri. T.M. Joseph [1]	8	-	No
Shri. Rafeeque Ahamed	8	3	No
Shri. Habibullah Badsha	8	3	Yes
Shri. Deepak Vaidya	8	5	Yes
Shri. N. Vaghul	8	7	Yes
Shri. T.K. Balaji	8	5	Yes
Dr. Jennifer Lee Gek Choo [2]	8	6	Yes
Shri. Khairil Anuar Abdullah	8	7	Yes
Shri. G. Venkatraman	8	8	Yes
Shri. Steven J Thompson [3]	8	1	NA

1. Ceased to be director w.e.f 10th October 2006
2. Resigned w.e.f 23rd April 2007
3. Appointed in the place of Mr. T.M. Joseph w.e.f 10th October 2006

(c) The following information were made available to the Board as and when required.

1. Annual Operating plans and budgets and any updates.
2. Capital budgets and any updates
3. Quarterly results for the Company and its operating divisions or business segments

4. Minutes of meetings of audit committee and other committees of the Board
5. The information or recruitment and remuneration of senior officers just below the board level, including appointment and removal of Chief Financial Officer and the Company Secretary.
6. Show cause, demand, prosecution notices and penalty notices, which are materially important.
7. Fatal or serious accidents, dangerous occurrences any material effluent or pollution problems
8. Any material default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company
9. Any issue which involves possible public or product liability, claims of substantial nature including judgement or order which, may have passed strictures on the code of conduct of the Company or taken an adverse view regarding another enterprise that can have negative implications on the Company
10. Details of joint venture or collaboration agreement
11. Transactions that involve substantial payment towards goodwill, brand equity or intellectual property
12. Significant labour problems and their solutions. Any significant development in Human Resources / Industrial Relations front like signing of wage agreement, implementation of VRS scheme etc.
13. Sale of material nature such as investments, subsidiaries, assets, which is not in normal course of business
14. Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement if material
15. Non-compliance of any regulatory, statutory or listing requirements and the shareholders service such as non-payment of dividend, delay in share transfer etc.

(d) The Board reviews periodically the compliance reports of all laws applicable to the Company.

(D) Code of Conduct for Board Members and Senior Management Personnel

The Board of Directors at their meeting held on 25th July 2005, had adopted a Code of Conduct for the Board Members and Senior Management Personnel. This Code helps the Company to maintain the Standard of the Business Ethics and ensure compliance with the legal requirements, specifically under Clause 49 of the Stock Listing Agreements. The Code is aimed to prevent any wrongdoing and to promote ethical conduct at the Board and Senior Management level.

The Company Secretary has been appointed as Compliance Officer and is responsible to ensure adherence to the Code by all concerned a copy of the code of conduct has been posted at Company's official website www.apollohospitals.com

The declaration regarding compliance with code of conduct signed by Managing Director of the Company as required under clause 49 of the Listing Agreement with the stock exchanges is appended to this report.

Code of Conduct for prevention of Insider Trading

The Company has adopted code of conduct for prevention of insider trading in accordance with Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. Mr. S.K. Venkataraman, Chief Financial Officer & Company Secretary is the compliance officer. All the Directors and Senior Management Personnel and such other designated employees of the Company who are expected to have access to unpublished price sensitive information relating to the Company are covered under the said code. The Directors, their relatives, senior management personnel, designated employees etc., are restricted in purchasing, selling and dealing the shares while possession of unpublished price sensitive information about the company during certain prohibited period.

II. Composition of Board Committees:

Audit Committee	Investors Grievance Committee	Remuneration & Nomination Committee	Investment Committee	Share Transfer Committee
Shri. Deepak Vaidya Chairman	Shri. Rajkumar Menon Chairman	Shri. N.Vaghul Member	Smt. Preetha Reddy Member	Dr. Prathap C Reddy Chairman
Shri.P.Obul Reddy Member	Smt. Preetha Reddy Member	Shri. P.Obul Reddy Member	Smt.Suneeta Reddy Member	Smt. Preetha Reddy Member
Shri.G.Venkatraman Member	Smt. Suneeta Reddy Member	Shri. Deepak Vaidya Member	Shri. N. Vaghul Member	Shri. Rajkumar Menon Member
Shri. Rajkumar Menon Member		Dr. Jennifer Lee [1] Member	Shri. Deepak Vaidya Member	
		Shri. G. Venkatraman [2] Member	Shri. T.K. Balaji Member	

1. Ceased to be a member w.e.f 23rd April 2007
2. Appointed as a member w.e.f 23rd April 2007

1. AUDIT COMMITTEE

(a) Composition of Audit Committee

The Company continued to derive immense benefit from the deliberation of the Audit Committee comprising of the following four Non-executive Directors of whom majority are Independent:

1. Shri. Deepak Vaidya, Chairman
2. Shri. P. Obul Reddy
3. Shri. G. Venkatraman
4. Shri. Rajkumar Menon

The committee comprises eminent professionals with expert knowledge in corporate finance. The Minutes of each audit committee meeting are placed before and discussed by the Board of Directors of the Company.

(b) Meetings of Audit Committee

Audit Committee met five times during the year on 12th May, 12th June, 25th July, 22nd November 2006 and 24th January 2007.

Sl. No.	Name of the Member	Designation	Number of Meetings Held	Number of Meetings attended
1.	Shri. Deepak Vaidya	Chairman	5	4
2.	Shri. P. Obul Reddy	Member	5	5
3.	Shri. G. Venkatraman	Member	5	5
4.	Shri. Rajkumar Menon	Member	5	4

(c) Functions of Audit Committee

The Audit Committee performs the following functions:-

1 Overseeing of the Company's financial reporting process and the disclosure of financial information to ensure that the financial statement is correct, sufficient and credible

2 Recommending the appointment of and removal of statutory auditor, fixation of audit fee and approval for payment for any other services rendered by them.

3 Recommending the appointment of and removal of Chief Internal Auditor and fixation of audit fee

4 Reviewing with management the quarterly, half yearly and annual financial statements before submission to the Board for approval

5 Reviewing the adequacy of internal control systems and the internal audit functions and reviewing the Company's financial and risk management policies

6 Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting such matters to the Board

7 Reviewing the reports furnished by the Internal Auditors and Statutory Auditors and ensuring suitable follow up thereon

8 Discussion with Statutory Auditors before the audit commences, on the nature and scope of audit as well as have a post-audit discussion to ascertain any area of concern

9 Look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors

10 Reviewing the Management Discussion and Analysis of financial condition and results of operations

11 Reviewing with the Management, the statement of significant related-party transactions

In addition to the areas noted above, audit committee looks into controls and security of the Company's critical IT applications, the internal and control assurance audit reports of all major divisions and profit centers and deviations from the code of business principle, if any.

2. REMUNERATION & NOMINATION COMMITTEE

(a) Composition and Scope of Remuneration & Nomination Committee

The Remuneration & Nomination Committee comprising the following Independent and Non-Executive Directors.

1. Shri. N. Vaghul
2. Shri. P. Obul Reddy
3. Shri. Deepak Vaidya and
4. Dr. Jennifer Lee Gek Choo(resigned w.e.f 23rd April 2007)
5. Shri. G. Venkatraman (Appointed w.e.f 23rd April 2007)

The Scope of Remuneration & Nomination Committee includes:-

1. To submit recommendations to the Board with regard to -
   a) Filling up of vacancies in the Board that might occur from time to time and appointment of additional non-whole time Directors. In making these recommendations, the Committee shall take into account the special professional skills required for efficient discharge of the Board's functions;
   b) Directors liable to retire by rotation; and
   c) Appointment of whole time Directors.
2. To determine and recommend to the Board from time to time -
   a. the amount of commission and fees payable to the Directors within the applicable provisions of the Companies Act, 1956.
   b. the amount of remuneration, including performance or achievement bonus and perquisites payable to the whole-time Directors.

3. To frame guidelines for Reward Management and recommend suitable schemes for the whole time Directors and Senior Management and

4. To determine the need for key man insurance for any of the company's personnel

(b) Meetings of Remuneration & Nomination Committee

During the year, Remuneration & Nomination Committee met on 24th January 2007 and all the members were present at the meeting.

3. INVESTMENT COMMITTEE

(a) Composition and Scope of Investment Committee

Investment committee comprising of majority of Independent and Non-Executive Directors.

1. Smt. Preetha Reddy
2. Smt. Suneeta Reddy
3. Shri.N. Vaghul
4. Shri.T.K. Balaji and
5. Shri. Deepak Vaidya

The scope of the Investment Committee is to review and recommend the investment of surplus funds of the Company.

(b) Meetings of Investment Committee

During the year, Investment Committee met on 14th November 2006 and all the members were present at the meeting.

4. INVESTORS' GRIEVANCE COMMITTEE

(a) Composition and Scope of Investors' Grievance Committee

The Shareholders'/Investors' Grievance Committee specifically looks into redressing of shareholders' and investors' complaints such as transfer of shares, non-receipt of shares, non-receipt of declared dividends and to ensure expeditious share transfers.

This Committee comprises the following Directors:-

1. Shri. Rajkumar Menon, Chairman
2. Smt. Preetha Reddy and
3. Smt. Suneeta Reddy

(b) Meetings of Investors' Grievance Committee

The Committee met four times during the year on 4th July 2006, 4th October 2006, 4th January 2007 and 4th April 2007.

Sl.No.	Name of the Member	Designation	No.of Meetings Held	No.of Meetings Attended
1.	Shri. Rajkumar Menon	Chairman	4	4
2.	Smt. Preetha Reddy	Member	4	4
3.	Smt. Suneeta Reddy	Member	4	4

Name and Designation of Compliance Officer

Shri. S.K. Venkataraman, Chief Financial Officer and Company Secretary.

(5) SHARE TRANSFER COMMITTEE

Composition and Scope of Share Transfer Committee

The Share transfer committee comprising of following directors :

1. Dr. Prathap C Reddy
2. Smt. Preetha Reddy
3. Shri. Rajkumar Menon

The Share Transfer Committee, constituted by the Board has been delegated powers to administer the following:-

- To effect transfer of shares
- To effect transmission of shares
- To issue duplicate share certificates as and when required; and
- To confirm demat/remat request

The Committee, attends to the share transfer and other formalities once in a fortnight.

III. SUBSIDIARIES

As per clause 49 of the Stock Exchange Listing Agreement, your Company does not have any Material non-listed Subsidiary Company whose turnover or networth exceeds 20% of the consolidated turnover or networth respectively of the Company and its subsidiaries in the immediately preceding accounting year.

IV. Disclosures

(A) Related Party Transactions

There were no materially significant related party transactions, pecuniary transactions or relationships between the Company and its directors, promoters or the management that may have potential conflict with the interests of the Company at large except the details of transactions disclosed in Schedule (J) - Notes forming part of Accounts as required under Accounting Standard 18 of the Institute of Chartered Accountants of India.

All details relating to financial and commercial transactions, where directors may have a potential interest are provided to the Board and the interested Directors neither participate in the discussion, nor do they vote in such matters. The Audit Committee of the Company also reviews related party transactions periodically.

(B) Accounting Treatment

The company follows Accounting Standards issued by the Institute of Chartered Accountants of India and in preparation of financial statements, the Company has not adopted a treatment different from that prescribed in any Accounting Standard.

(C) Risk Management

Business Risk Evaluation and Managing such risks is an ongoing process within the organization. The Board has constituted a Risk Management Committee headed by the Managing Director which will review the probability of risk events that adversely affect the operations and profitability of the Company and suggest suitable measures to mitigate such risks.

A Risk Management Framework is already in place and the Executive Management reports to the Board periodically on the assessment and minimization of risks.

(D) Proceeds of Public Issues, Rights Issues and Preferential Issues

During the year, Company has allotted 1,039,965 equity shares to the promoters upon conversion of share warrants issued to them on 3rd June 2005. Each warrant is converted into one equity share of the Company at a price of

Rs.334.15 which includes a premium of Rs. 324.15 per equity share on 22nd November 2006. The Audit Committee reviews the utilization of proceeds on a quarterly basis.

During the year Company has issued 1,550,000 equity warrants to Smt. Sangita Reddy one of the Promoters of the Company on preferential basis. Each warrants issued can be converted into one equity share of Rs. 10/- each at a price of Rs. 442.55 which includes premium of Rs. 432.55 per share calculated in accordance with SEBI guidelines.

(E) Management

The Management's Discussion and Analysis Report is appended to this report.

(F) Shareholders

(1) Disclosures regarding appointment or re-appointment of Directors

As per the Companies Act, 1956, atleast two thirds of the Board should consist of retiring Directors, of these atleast one third are required to retire every year. Except the Chairman and the Managing Director, all other Directors are liable to retire by rotation as per the provisions of Companies Act, 1956. As per the Articles of Association, Shri. Rafeeque Ahamed, Shri. N. Vaghul, Shri. T.K. Balaji and Shri. Habibullah Badsha will retire at the ensuing Annual General Meeting.

The detailed resumes of all these directors are provided as part of the Notice of the Annual General Meeting.

(2) Communication to shareholders

The unaudited quarterly, audited half-yearly and annual financial results are sent to all the Stock Exchanges, where the shares of the company are listed. The results are also published in Economic Times and Makkal Kural. The financial results are placed on Company's website www.apollohospitals.com

As per Clause 51 of the Listing Agreement financial results and corporate governance report are filed on the Electronic Data Information Filing and Retrieval (EDIFAR) website maintained by National Informatics Centre (NIC).

(3) Investors' Grievances and Share Transfer

As mentioned earlier, the Company has a Board-level Investors Grievance Committee to examine and redress shareholders and investors' complaints. The status on complaints and share transfers is reported to the Committee. The details of shares transferred and nature of complaints is provided in the Additional information to shareholders section of the Annual Report.

For matters regarding shares transferred in physical form, share certificates, dividends, change of address etc., shareholders should communicate to the Integrated Enterprises (India) Ltd, our registrar and share transfer agent. Their address is given in the section on Shareholder Information.

(4) Details of Non-Compliances

There are no non-compliances by the Company and no penalties, strictures imposed on the Company by Stock Exchanges or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

(5) General Body Meetings

Location, date and time of Annual General Meetings held during the preceding three years

Year	Date	Venue	Time
2003-2004	Sept 14, 2004	Kamaraj Arangam, Chennai	10.00 A.M.
2004-2005	Aug 11, 2005	Kamaraj Arangam, Chennai	4.00 P.M.
2005-2006	Aug 7, 2006	Kamaraj Arangam, Chennai	10.00 A.M.

The following special resolutions were passed by the members at the Annual General Meeting held on August 7, 2006

- Enhancement of payment of remuneration in the form of commission to Non Wholetime Directors.
- Delist the Company's equity shares from the Madras Stock Exchange Limited.

No special resolutions were passed at the Annual General Meetings held on 11th August 2005 and 14th September 2004.

(6) Postal Ballots

During the year there were no ordinary or special resolutions passed by the members through Postal Ballot.

V. CEO/CFO Certification

As required by clause 49 of the Listing Agreement, the certificate from Smt.Preetha Reddy, Managing Director and Smt. Suneeta Reddy, Executive Director-Finance was placed before the Board of Directors at their meeting held on 26th June 2007.

VI. Compliance with Corporate Governance Norms

(i) Mandatory Requirements

The Company has complied with all the mandatory requirements of Corporate Governance norms as enumerated in Clause 49 of the Listing Agreement with the Stock Exchanges.

(ii) Non-Mandatory Requirements

The status of compliance in respect non-mandatory requirements of Clause 49 of Listing Agreement is as follows:-

1. **The Board :** (a) There is no Non-Executive Chairman for the Company.
   (b) No specific tenure has been specified for any of the Independent Directors.
2. **Remuneration Committee :** Details are given under the heading 'Remuneration & Nomination Committee'.
3. **Shareholder Rights :** Details are given under the heading 'Communication to Shareholders'
4. **Audit Qualifications :** During the year under review, there was no audit qualification in the Company's financial statements.

The Company has not adopted non-mandatory requirements such as training of board members, mechanism for evaluating the non-executive board members and whistle blower policy. However the company has fully complied with SEBI guidelines relating to Corporate Governance in respect of compliance of mandatory requirements.

VII. Auditors Report on Corporate Governance

As required by Clause 49 of the Listing Agreement, the auditors' certificate is given as an annexure to the Directors Report.

General Shareholders' information

(i) AGM date, time and venue	24th August 2007 at 10.00 a.m. Kamaraj Arangam, No. 492, Anna Salai, Teynampet, Chennai - 600 006.
(ii) Financial Calendar	
1st Quarter	1st April to 30th June
2nd Quarter	1st July to 30th September
3rd Quarter	1st October to 31st December
4th & last Quarter	1st January to 31st March

(iii) Date of Book Closure	11th August 2007 to 24th August 2007 (both days inclusive)
(iv) Dividend Payment	On or before 10th September 2007
(v) Listing of:	
(1) Equity Shares	**(i) Bombay Stock Exchange Ltd**, Phiroze Jheejheebhoy Towers, Dalal Street, Mumbai - 400 001 Tel :91-22-2272 1234, 1233, Fax : 91-22-2272 3353/3355 Website : www.bseindia.com
	(ii) National Stock Exchange of India Ltd, Exchange Plaza, Bandra-Kurla Complex, Bandra (E), Mumbai - 400 051 Tel : 91-22-2659 8100 - 8114 Fax : 91-22-26598237/38 Website : www.nseindia.com
(2) GDRs	**EuroMTF of Luxembourg Stock Exchange,** BP 165 L-2011, Luxembourg
	Traded at : NASDAQ - PORTAL Market
(3) Debt Securities	The wholesale Debt Market (WDM) Segment of the **National Stock Exchange of India Limited (NSE)**
(4) Debenture Trustee	**UTI Bank Limited,** Maker Tower-F, 13th Floor, Cuffe Parade, Colaba, Mumbai - 400 005.
(5) Listing Fees	Paid for all the above Stock Exchanges for the years 2006-2007 and 2007 - 2008
(6) Address of the Registered Office	No.19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.
(vi) a) Stock Exchange Security Code for	
(1) Equity Shares	
(i) The Bombay Stock Exchange Ltd, Mumbai	(i) 508869
(ii) The National Stock Exchange Ltd, Mumbai	(ii) APOLLOHOSP
(2) GDRs	
(i) Luxembourg Stock Exchange	US0376082055
(ii) NASDAQ - PORTAL Market	AHELYP05
b) Demat ISIN Number in NSDL & CDSL for Equity Shares	INE437A01016
c) ISIN Numbers of GDRs	Reg. S GDRs - US0376082055 Rule 144A GDRs - US0376081065
d) Overseas Depositary (for GDRs)	**The Bank of New York,** 101 Barclay Street, 22W New York, NY 10286
e) Domestic Custodian (for GDRs)	**ICICI Bank Limited** Securities Markets Services, 1st Floor, Empire Complex, 414 Senapati Bapat Marg, Lower Parel, Mumbai 400 013 Tel. 91-22-6667 2026 Fax: 91-22-6667 2779/2740

(vii) **Monthly High and Low quotations along with the volume of shares traded in NSE & BSE during the year 2006-2007.**

Month	The National Stock Exchange (NSE)			The Bombay Stock Exchange (BSE)		
	High (Rs.)	Low (Rs.)	Volume Numbers	High (Rs.)	Low (Rs.)	Volume Numbers
Apr-06	534.00	447.60	1,217,295	533.00	466.00	1,109,812
May-06	513.70	390.05	1,055,761	514.40	390.05	495,618
Jun-06	475.00	340.25	1,011,522	468.50	340.00	244,180
Jul-06	450.00	371.35	545,853	455.00	382.25	116,053
Aug-06	455.00	388.00	918,076	453.00	388.00	450,365
Sep-06	535.00	410.00	972,531	537.00	410.10	534,501
Oct-06	505.00	441.10	633,390	505.00	435.00	309,655
Nov-06	574.80	413.35	1,580,695	577.00	441.00	727,679
Dec-06	489.95	396.00	749,282	464.95	400.00	138,353
Jan-07	468.00	412.10	1,066,770	470.00	402.00	486,012
Feb-07	535.00	425.80	1,468,569	532.00	425.25	628,521
Mar-07	549.00	465.25	538,007	514.80	476.00	3,099,281

(viii)

APOLLO PRICE Vs BSE SENSEX



Sensex
Apollo
APOLLO PRICE
SENSEX
600
550
500
450
400
350
300
250
200
150
100
50
0
15000
14000
13000
12000
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
MONTH
Apollo
Sensex

(ix) **Registrar & Share Transfer Agent:**

Integrated Enterprises (India) Limited

"Kences Towers", II Floor, No.1 Ramakrishna Street, North Usman Road, T. Nagar, Chennai - 600 017,

Tel. No.: 044 - 2814 0801, 2814 0803, Fax No.: 044 - 2814 2479 E-mail : sureshbabu@iepindia.com

(x) **1. Share Transfer System**

The share transfer requests for shares held in physical form received by the Company are processed and the share certificates are returned within the stipulated time under the Companies Act, 1956 and the listing agreement, provided that the documents received are in order and complete in all respects. Delays beyond the stipulated period were mainly due to disputes over the title to the shares.

The Shares transferred (in physical form) during :

	2006 - 2007	2005 - 2006
Shares Transferred	22,598	51,811
Total No. of Shares as on 31st March	5,16,38,583	5,05,98,618
% on Share Capital	0.04	0.10

The Company obtains from a Company Secretary in Practice half-yearly certificate of compliance with the share transfer formalities as required under Clause 47(c) of the Listing Agreement with Stock Exchanges and files a copy of the certificate with the Stock Exchanges.

2) Shareholders' Services

The status on the total number of Requests / Complaints received during the year were as follows :

Sl. No.	Nature of Complaints / Requests	Received	Replied	Pending
1.	Change of Address	364	364	-
2.	Revalidation and issue of duplicate dividend warrants	376	376	-
3.	Share transfers	315	315	-
4.	Split of Shares	7	7	-
5.	Stop Transfer	-	-	-
6.	Change of Bank Mandate	137	137	-
7.	Correction of Name	3	3	-
8.	Dematerialisation Confirmation	1,213	1,213	-
9.	Rematerialisation of shares	7	7	-
10.	Issue of duplicate share certificates	46	46	-
11.	Transmission of shares	132	132	-
12.	General enquiry	314	314	-

The Company attended to the investor grievances/correspondence within a period of 5 days from the date of receipt of the same during the financial year, except in cases that are constrained by disputes and legal impediments.

3) Legal Proceedings:

There are five pending cases relating to dispute over the title to shares, in which Company had been made a party. However these cases are not material in nature.

4) Change of Address, Bank Details, Nomination etc.

All the members are requested to notify immediately any change in their address, bank mandate and nomination details to the Company's Registrar and Share Transfer Agents, Integrated Enterprises (I) Limited. Members holding shares in electronic segment are requested to notify the change of address, bank details, nomination etc to the depository participants (DP) with whom they are having client account for effecting necessary corrections. Any intimation made to the Registrar without effecting the necessary correction with the DP cannot be updated. It is therefore necessary on the part of the shareholders to inform the changes to their DP with whom they have opened the account.

5) Transfer of unclaimed amounts to Investor Education and Protection Fund

During the year, the Company has transferred a sum of Rs.10,63,368/- in aggregate which comprises Rs.775,034/- as unclaimed dividend and Rs.288,334/- as unclaimed deposit to Investor Education and Protection Fund pursuant to Section 205C of the Companies Act, 1956 and the Investor Education and Protection Fund (Awareness and Protection of Investor) Rules, 2001.

(xi) 1) **Distribution of Shareholdings as on 31st March 2007**

No.of Equity Shares	Shares				Holders			
	Physical		Electronic		Physical		Electronic	
	Nos.	%	Nos.	%	Nos.	%	Nos.	%
1 - 500	1,228,845	2.38	1,363,294	2.64	11,998	42.23	14,348	50.51
501 - 1000	428,367	0.83	427,981	0.83	499	1.76	534	1.88
1001 - 2000	507,036	0.98	351,533	0.68	335	1.18	231	0.81
2001 - 3000	107,992	0.21	181,645	0.35	42	0.15	68	0.24
3001 - 4000	227,631	0.44	123,818	0.24	61	0.21	34	0.12
4001 - 5000	272,550	0.53	129,799	0.25	61	0.21	29	0.10
5001 - 10000	175,037	0.34	313,141	0.61	24	0.08	43	0.15
10001 & above	1,870,347	3.62	43,929,567	85.07	21	0.07	80	0.28
Total	**4,817,805**	**9.33**	**46,820,778**	**90.67**	**13,041**	**45.91**	**15,367**	**54.09**
Grand Total	51,638,583				28,408			

2) **Categories of shareholders as on March 31, 2007**

Category code	Category of Shareholder	Total number of shares	Percentage to total no. of shares
(A)	**Shareholding of Promoter and Promoter Group**		
1	**Indian**		
(a)	Individuals/ Hindu Undivided Family	8,648,398	16.75
(b)	Bodies Corporate	7,428,183	14.38
	Sub Total(A)(1)	**16,076,581**	**31.13**
	Total Shareholding of Promoter and Promoter Group	**16,076,581**	**31.13**
(B)	**Public shareholding**		
1	**Institutions**		
(a)	Mutual Funds/ UTI	151,071	0.29
(b)	Financial Institutions / Banks	399,609	0.77
(c)	Central Government/ State Government(s)	161,854	0.31
(e)	Insurance Companies	322,630	0.62
(f)	Foreign Institutional Investors	22,721,788	44.00
	Sub-Total (B)(1)	**23,756,952**	**46.01**
B 2	**Non-institutions**		
(a)	Bodies Corporate	379,072	0.73
(b)	Individuals		
I	Individual shareholders holding nominal share capital up to Rs 1 lakh	5,506,917	10.66
II	Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	299,951	0.58
	Sub-Total (B)(2)	**6,185,940**	**11.98**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**29,942,892**	**57.99**
	TOTAL (A)+(B)	**46,019,473**	**89.12**
(C)	**Global Depository Receipts (GDRs)**	**5,619,110**	**10.88**
	GRAND TOTAL (A)+(B)+(C)	**51,638,583**	**100.00**

3) GDRs

The details of high / low market price of the GDRs at the Luxembourg Stock Exchange and Rule 144 A GDRs at Portal Market of NASDAQ during the financial year 2006 - 2007

Month	Reg. S			Rule 144 A		
	High ($)	Low ($)	Closing ($)	High ($)	Low ($)	Closing ($)
Apr-06	11.78	10.73	10.86	11.77	10.47	10.47
May-06	11.19	8.96	8.96	11.29	8.94	8.94
June-06	9.80	7.97	8.66	9.80	7.87	8.71
Jul-06	9.48	8.48	8.54	9.64	8.37	8.59
Aug-06	9.50	8.54	9.50	9.52	8.56	9.47
Sep-06	10.28	8.97	10.28	10.67	9.00	10.36
Oct-06	10.77	9.88	9.90	10.96	9.81	9.84
Nov-06	12.06	9.90	10.09	12.06	10.02	10.05
Dec-06	10.09	9.41	9.85	10.10	9.28	9.98
Jan-07	10.51	9.40	10.51	10.48	9.32	10.37
Feb-07	11.25	10.22	11.25	11.30	9.87	11.23
Mar-07	11.50	10.98	11.50	11.49	10.96	11.48

Note : 1 GDR = 1 equity share.

(xii) 1) Dematerialisation of Shares

As on 31st March 2007, 90.67% of the Company's paid up equity capital was held in dematerialized form. Trading in equity shares of the Company is permitted only in dematerialized form as per notification issued by the Securities and Exchange Board of India (SEBI).

2) Secretarial Audit Report

As stipulated by the Securities and Exchange Board of India, a qualified Practicing Company Secretary carries out the Secretarial Audit to reconcile the total admitted capital with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) and the total listed and paid up capital. This audit is carried out every quarter and the report thereon is submitted to the Stock Exchanges and is also placed before the Board of Directors. The audit, interalia, confirms that the total listed and paid up capital of the Company is in agreement with the aggregate of the total number of shares in dematerialised form (held with NSDL and CDSL) and total number of shares in physical form.

(xiii) Outstanding GDRs or Warrants or any convertible instrument, conversion dates and likely impact on equity

(i) Pursuant to the resolution passed by the members in an Extraordinary General Meeting held on 24th May 2005, the Company has issued 9,000,000 Global Depositary Receipts (GDRs) and the details of GDRs issued and converted and outstanding as on 31st March 2007 are given below :

Particulars		Nos.
Total No. of GDRs issued		9,000,000
GDRs converted into underlying equity shares		
1. 2005 - 2006	2,207,534	
2. 2006 - 2007	1,173,356	3,380,890
Outstanding GDRs as on 31st March 2007		5,619,110

There is no change in the equity on conversion of GDRs into equity share.

(ii) Pursuant to the resolution passed by the members at an Extraordinary General Meeting held on 9th February 2007, 1,550,000 Equity Warrants with each warrant convertible into one equity share of the Company of nominal value of Rs.10/- each at a price of Rs.442.55 which includes a premium of Rs.432.55 per share allotted to Smt. Sangita Reddy, one of the Promoters of the Company on 23rd February 2007. These warrants have been issued with a convertible option to be exercised within a period of 18 months from the date of allotment i.e., on or before 22nd August 2008.

(xiv) Investors Correspondence

1) For queries relating to shares

Members are requested to communicate (pertaining to both physical and demat shares) to the Registrar to the following address.

Shri. Suresh Babu, General Manager - Operations
Integrated Enterprises (India) Limited
"Kences Towers", II Floor,No.1 Ramakrishna Street, North Usman Road, T. Nagar, Chennai - 600 017,
Tel. No.: 044 - 2814 0801, 2814 0803, Fax No.: 044 - 2814 2479 E-mail : sureshbabu@iepindia.com

2) For queries relating to dividend

Shri. L. Lakshmi Narayana Reddy
General Manager -Secretarial
Apollo Hospitals Enterprise Limited, Ali Towers, III Floor, No. 55, Greams Road, Chennai -600 006.
Tel. No.: 044 -2829 0956, 2829 3896, Fax No.: 044 -2829 0956, E-mail : apolloshares@vsnl.net

E-mail ID for Investor's Grievances

Securities Exchange Board of India has recently amended the listing agreement by adding new sub clause (f) to the Clause 47 of the Listing Agreement which mandates all listed companies to designate an e-mail address of the grievance redressal division/compliance officer exclusively for the purpose of registering complaints by investors.

The e-mail address for investors grievance is **investor.relations@apollohospitals.com**

(xv) Hospital Complexes

Apollo Hospitals Group

Chennai	No. 21 Greams Lane, Off. Greams Road, Chennai - 600 006 Tel : 2829 3333/ 28290200
	320 Anna Salai, Nandanam, Chennai - 600 035 Tel : 2433 1741, 2433 6119, 4229 1111
	No. 646 T.H. Road, Tondiarpet, Chennai - 600 081. Tel : 2591 3333, 2591 5858
	No.159 E.V.R. Periyar Salai, Chennai - 600 010. Tel : 2821 1111, 2821 2222
Madurai	Lake View Road, K.K.Nagar, Madurai-625 020 Tel : 0452 - 2580 199
Aragonda	Aragonda, Thavanampallee Mandal, Chittoor District, Andhra Pradesh - 517 129 Tel : 08573-283 222, 221, 220, 231
Hyderabad	Jubilee Hills, Hyderabad - 500 033 Tel : 040-2360 7777
	Old MLA Quarters, Hyderguda, Hyderabad - 500 029 Tel.: 040-2338 8338
	Rajiv Gandhi Marg, Vikrampuri Colony, Secunderabad - 500 003. Tel : 040-2789 5555
	Apollo Hospitals - DRDO, DMRL 'X' Roads, Kanchanbagh, Hyderabad - 500 058 Tel : 040-2434 2222 / 2211 / 3333
	Bhagyanagar Colony, Opp. Kukatpally Housing Board, Hyderabad - 500 072. Tel : 040-2316 0039
	PET-CT Scan Centre, Apollo Hospitals Complex, Jubilee Hills, Hyderabad - 500 033 Tel.No. : 040-2360 7777

Bilaspur	Lingiyadi Village, Bilaspur - 495 001, Chattisgarh Tel : 07752-240390 /243300-02
Visakapatnam	No.10-50-80 Waltair Main Road, Visakapatnam - 530 002 Tel : 0891 - 272 7272, 252 9619
Mysore	Apollo BGS Hospitals, Adichunchanagiri Road, Kuvempu Nagar, Mysore - 570 023 Tel : 0821-256 6666, 256 8888
Kakinada	Main Road, Kakinada - 533 001. Tel : 0884-2345 700 / 800 / 900
Bangalore	154/11 Bannerghatta Road, Opp. IIM, Bangalore - 560 076. Tel : 080-4030 4050
Ahmedabad	Plot No.1A, GIDC Estate, Bhat Village, Gandhi Nagar, Gujarat - 382 428 Tel : 079-6670 1800
Kolkata	No. 58 Canal Circular Road, Kolkata - 700 054 Tel : 033-2320 3040
New Delhi	Sarita Vihar, Delhi Mathura Road, New Delhi - 110 044 Tel : 011-2692 5858
Life Style Centres	105 G.N. Chetty Road, T.Nagar, Chennai - 600 017 Tel : 2834 0410, 2834 1066, 3912 4444
	T-95 3rd Avenue, Anna Nagar, Chennai - 600 040 Tel : 2622 3233, 2622 4504, 2620 6666
	City Centre,445 Mint Street, Chennai - 600 079, Tel : 6081 8283, 6080 8283 2529 5500 / 6082
	12, Prithvi Avenue, Alwarpet, Chennai - 600 018 Tel : 2499 6236, 2467 2200, 2467 2211
	ACE for Women # 15/42, Gandhi Mandapam Road, Kotturpuram, Chennai - 600 085. Tel : 2447 1212 / 1222
	Apollo Heart Centre, # 156, Greams Road, Chennai - 600 006 Tel : 2829 6923
	Apollo Emergency Centre, Near Santi Fire Works, Malakpet, Hyderabad - 500 036. Tel : 040-2455 7551, 2455 7552
	Apollo Emergency Centre, Mehdipatnam 'X' Roads, Mehdipatnam, Hyderabad - 500 028 Tel : 040-2359 0677
	Apollo Gleneagles Clinic, 48/1F, Leela Roy Sarani, Ghariahat, Kolkata - 700 019 Tel : 033-2461 8028
	City Center, 1 Tulsibaug Society, Opp. Doctor House, Ellisbridge, Ahmedabad - 380 006 Tel : 079-6630 5800

Auditors' Report

on Corporate Governance

To

The Members,

Apollo Hospitals Enterprise Limited

We have examined the compliance of conditions of Corporate Governance by **Apollo Hospitals Enterprise Limited**, for the year ended on 31st March 2007, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore
Chennai 600 004

For **M/s. S. VISWANATHAN**
Chartered Accountants

Place : Chennai
Date : 26th June, 2007

V.C. KRISHNAN
Partner
Membership No.: 22167

Declaration under Clause 49 of the Listing Agreement regarding adherence to the Code of Conduct

I, Preetha Reddy, Managing Director of the Company, hereby declare that the Board of Directors has laid down a Code of Conduct for its Board Members and Senior Management Personnel of the Company and the Board Members and Senior Management Personnel have affirmed compliance with the said code of conduct.

for **APOLLO HOSPITALS ENTERPRISE LIMITED**

Place : Chennai
Date : 26th June 2007

PREETHA REDDY
Managing Director

Management Discussion and Analysis

Economy and Industry

India's GDP growth rate is expected at 6.8% over the period 2000- 2025 as against a compounded annual growth rate of 5.8% over the period 1995-2000. The key factors fuelling the growth include strong population growth, a large pool of highly-skilled workers, greater integration with the world economy and increasing domestic and foreign investment.

Income levels of Indians are expected to almost triple and India is expected to climb from its position as the 12th largest consumer market today to become the world's fifth largest consumer market by 2025, larger than Germany, just behind US, Japan, China and UK. Over 23 million Indians - more than the population of Australia today - will number among the country's wealthiest citizens.

Average real household disposable income is expected to grow from Rs. 113,744/- in 2005 to Rs. 318,896/- by 2025. A compounded annual growth rate of 5.3%. (US average real household income increased at a compounded annual growth rate of 1.5% over the past two decades).

Experience from other countries indicate that with incomes on the rise, consumers would be more than willing to spend more to obtain the healthcare goods and services that they require. Total private consumption of healthcare estimated at 1,148 billion (US$25 billion) in 2005, accounting for more than three quarters of total healthcare spending. Mc Kinsey analysis shows that healthcare consumption has been growing at a rapid 8% annually over the past twenty years and is expected to accelerate to 10.8% annually through to 2025, taking the total spending to 8,902 billion (US$194.8 billion) and making healthcare one of the most fastest growing consumption categories. Market growth is expected to be led by urban areas where consumption growth is estimated at 13.3% over the next twenty years, as against 8.4% in rural areas.

It is expected that Healthcare's share of the Indian consumer's wallet is expected to increase to 13% from approximately 4% in 1995 and 6.8% in 2005. This is a direct indication of increased utilization of healthcare services.

Consumption category	USA	Germany	Brazil	S.Korea	China	India (2005)	India (2025)
Healthcare	19%	4%	6%	8%	7%	7%	13%

The overall private consumption in India is expected to quadruple in the next 20 years from 16.9 trillion rupees ($370 bn) to 69.5 trillion rupees ($1521 bn) in 2025, the impact of this growth will be spread widely as almost all categories of consumer spending experience significant increase in value. Medical services is amongst the fastest growing segment with in the healthcare sector, expected to grow at 15.9% compounded annual growth rate.

	2005 (Rs. In bn, 2000)	2025 (Rs. In bn, 2000)	CAGR
Total Healthcare spending	1,148	8,902	10.8%
Medical Equipment	2	6	6.6%
Medical Services	362	6,941	15.9%
Pharmaceuticals	784	1,956	4.7%

Company overview

We are one of the largest integrated healthcare companies in the private sector in India, operating one of the largest hospital networks in Asia. Our primary line of business is the provision of healthcare services. We generate revenues primarily through the provision of the following healthcare services:

- Hospital services;
- Dispensing pharmacies; and
- Consultancy services.

In addition, (i) through Unique Home Health Care, wholly-owned subsidiary, provides health care services at the patients door steps (ii) through Apollo Health and Lifestyle, wholly-owned subsidiary, provides clinical and diagnostic services, (iii) through Apollo Health Street, an Associate Company, provides medical Business Process Outsourcing ("mBPO") services and (iv) Associate Company, Family Health Plan Limited, provides Third Party Administration ("TPA") services. To enhance our performance and service to our customers, we also make available the services to support our business: telemedicine services, education and training programmes and research services.

Hospital Services

We are primarily a hospital service provider, with most of our hospitals offering a broad range of the services including cardiology, oncology, nephrology, laboratory services, radiology and imaging, maternity and day care, general surgery as well as diagnostic and emergency services. We also provide outpatient services, including consultation for a range of ailments, preventive health screenings, laboratory services, radiology and imaging services. We have established centres of excellence in a variety of medical disciplines viz, cardiology, oncology, orthopaedics, cosmetic and plastic surgery, critical care medicine and emergency and trauma care that provide sophisticated treatment services that are offered in the leading hospitals across the world.

Pharmacy

Our pharmacy business is among the largest in India, with a network of over 420 outlets as of 31 March 2007. We attribute the success of our pharmacy business largely to the brand value and recognition of the Apollo name. Our pharmacies offer a wide range of medicines, surgical, hospital consumables, health products and general "over-the-counter" products. Our hospital based pharmacies form an integral part of our hospital business. We operate pharmacies on a 24-hour basis in various locations with high visibility and revenue potential in addition to having pharmacy outlets in all Apollo hospitals. Our stand-alone pharmacies also offer free home delivery to customers living within a five kilometer radius.

Consultancy Services

Our consultancy services business is among the leading healthcare consulting organisations in our region. We provide pre-commissioning consultancy services which include feasibility studies, strategic planning, infrastructure consultation (functional design and architecture review), human resource recruitment and training and medical equipment consultancy services. We also provide post-commissioning consultancy services which include management contracts (providing for day-to-day operational support), franchising and technical consultation (such as human resource planning and training and the establishment of medical and administrative protocols).

The new assignments obtained during the year include signing of Operations Management Agreement for a 160 bed hospital in Yemen, feasibility and service review studies in Jamaica, Barbados, Nigeria and other international locations.

Fees for our consultancy services are based on the scope of our services and expected length of relationship with the client. Typically, pre-commissioning services are provided for 12 - 36 months whereas post-commissioning services are often provided over a seven-year term.

Operational Performance

Bed Strength

The company had 2,206 owned and 3,085 managed beds as of 31st March 2007 compared to 1,993 owned and 2,783 managed beds the previous year.

The total number of beds owned by the Associates, JVs and Subsidiaries as of 31st March 2007 was 1,785 compared to 1,727 in 2006

The major additions in bed capacity during 2006-07 were at Bangalore, Mysore 250 beds

Pharmacies

The company added 107 pharmacies during the year in pursuance of its pharmacy strategy taking the total number to 420 as of 31st March 2007

The plan is to take the total strength to 1,000 by 31st March 2009

The company is reporting separately, with effect from the fourth quarter, the results of operations of the retail pharmacy segment.

Occupancy

The occupancy improved from 72% to 77% during the year

The collections per bed day improved from Rs. 7,245 last year to Rs. 7,563 this year.

The total number of ICU beds stood at 341 as on 31st March 2007 compared to 305 as of 31st March 2006, an increase of 3.5%.

The total number of operation theatres is 52 as on 31st March 2007 compared to 45 as on 31st March 2006.

The company wide average length of stay (ALOS) stood at 5.5 days compared to 5.7 last year

The collections growth registered an increase of 26% over the previous year

EBIDTA growth was 22% and the EBIDTA bridge is shown below:


2,100
1,900
1,700
1,500
1,300
1,100
900
700
1,169
836
295
85
35
75
26
70
(12)
1,432
2005-06 EBIDTA
Increase In Contribution
Employee Costs
Rent
Travelling & Conveyance
Legal & Professional Fees
Bad Debts W/o
Repairs & Maintainence
Others
2006-07 EBITDA

The contribution to EBIDTA of the hospital segment was 78%

The Return on Capital Employed was 15% compared to 17% reflecting the deployment of capital to projects which are in their incubation stage.

During the year the company sold its stake in The Lanka Hospital Corporation Limited, due to its decision not to continue as a minority shareholder not being involved in day-to-day management. Subsequently however it was requested to continue lending its name to the facility in the larger interests of its patients.

New Projects

The company has procured 10 acres in Vizag and 7.5 acres in Bhubaneshwar to set up super speciality hospitals in these locations. These hospitals are expected to be commissioned during March 2009 and 125,000 sq.ft leased building on E.V.R. Periyar Salai to set up Ortho and Cosmetic Center.

Discussion on Financial Performance and Results of Operations

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, and Generally Accepted Accounting Principles (GAAP) in India. Our management accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs and profits for the year.

A. Financial Condition

1. Share Capital

At present, we have only one class of shares - equity shares of par value of Rs.10/- each. Our authorized share capital is Rs.850 million divided into 75 million equity shares of Rs.10/- each and 1 million cumulative redeemable preference shares of Rs.100/- each. During the year, the company allotted 1,039,965 equity shares to promoters on conversion of their share warrants. Consequently the share capital went up by 10.3 million.

The company also issue 1.55 million equity warrants to Smt. Sangita Reddy at a price of Rs.442.55 convertible into equity share after 18 months.

2. Reserves and Surplus

The net addition to the share premium of Rs.337.1 million during the year is due to the premium received on issue of 1.03 million equity shares @ Rs.324.15 per share. Out of the profits for the year Rs. 150 million has been transferred to General Reserves and the balance of Rs. 893 million (after providing Rs. 297 million for dividend) has been retained in the profit and loss account.

3. Fixed Assets

During the year, Company added Rs.1360 million to gross block of assets, including for on going new projects and investment in medical equipment of Rs.277.8 million. These additions include acquisition of land for the Company's expansion plans at Bhubaneshwar, Vizag and Teynampet, besides the capital expenditure incurred for setting up the retail pharmacies.

4. Investments

During the year the Company sold its entire stake with The Lanka Hospitals Corporation Ltd for a consideration of Rs.620.3 millions, earning a profit of Rs.325.1 million. This decision was taken in response to the take over offer made by Sri Lanka Insurance Corporation, as the company could have continued only as a minority share holder without management participation, if this offer had not been accepted.

During this year the Company made fresh investments of Rs.20 millions in a new Insurance company, Rs.71.9 millions in Western Hospital Corporation Private Ltd - a company formed to set up a hospital in Mumbai.

The Company also invested Rs.50 million in equity of Apollo Gleneagles Hospitals Ltd, owning the super specialty hospital at Kolkata for financing their expansion plans and marginally increased its stake in Indraprastha Medical Corporation Ltd.

An amount of Rs.170 million was infused into equity of Apollo Health Street Limited to part finance, their overseas acquisition.

As per the Company's treasury policy, Rs.1,300.8 million was invested in mutual funds as on 31st March 2007.

Wholly-Owned Subsidiaries:

We have the following wholly owned subsidiaries

1. Unique Home Health Care Limited
2. AB Medical Centres Limited
3. Apollo Health and Lifestyle Limited
4. Samudra Healthcare Enterprises Limited
5. Apollo Hospital (UK) Limited

Unique Home Health Care Limited

Unique Home Health Care Limited provides about 10,000 hours of home care per week and has 120 nurses under engagement, primarily involved in oncology care at home. It registered a turnover of Rs. 9.07 million and net loss of Rs. 12.69 million for the year ended 31st March 2007. The comparable figures for the previous year were Rs.6.4 million and PAT of Rs.1.3 million respectively.

AB Medical Centres Limited

During 2006-07, it registered a turnover of Rs. 7.2 million and PAT is Rs. 4.13 million. The comparable figures for the previous year were Rs. 7.3 million and Rs.4.5 million respectively.

Apollo Health and Lifestyle Limited

This company is engaged in the franchising of the Apollo Clinic model. During 2006-07, it registered a turnover of Rs. 49.51 million and PAT is Rs. 4.27 million. The comparable figures for the previous year were Rs. 56.5 million and Rs.2.8 million respectively.

Samudra Healthcare Enterprises Limited

This company owns and runs a 100 bedded specialty hospital at Kakinada. During 2006-07, it registered a turnover of Rs. 52.4 million and net loss is Rs.6.2 million. The comparable figures for the previous year were Rs. 44.1 million and Rs.25.1 million respectively.

Apollo Hospital (UK) Limited

The Company is yet to commence its operations.

5. Deferred Tax Liability

We recorded deferred tax liability of Rs. 570.44 million as on 31st March 2007 compared to Rs.550.2 million as on 31st March 2006.

There was increase in DTL of Rs. 20.25 million provided in accounts due to the effect of timing differences between book depreciation and Income Tax depreciation.

6. Sundry Debtors

Receivables amounted to Rs.979 million (net of write off and provisioning Rs.62.8 million) as on 31st March 2007 as compared to Rs.890 million (net of write off of Rs.42.4 million) as of 31st March 2006. These debtors are considered good and recoverable.

The need for provision and write offs is assessed based on various factors including collectibility of specific debts, payment capacity of individual patients. The company follows a policy of write off of debts as detailed below:

Period	% of write off
0 - 1 year	0%
1 - 2 years	25%
2 - 3 years	50%
3 years & above	100%

Debtors are 11% of revenues for the current year compared to 12.4% for previous year, representing 40 days and 46 days of revenues for the respective years.

7. Cash and Cash Equivalents

The cash and bank balances have risen by Rs.280 million compared to the previous year.

B. Results of operations

1. Income

Total revenue increased 25% to Rs.8,996 million in fiscal 2007 from Rs.7,191 million in fiscal 2006, of which revenues from healthcare services grew by Rs.1,832 million - 26% as compared to fiscal 2006. This increase was due primarily to :-

- Overall improvement in occupancy of hospitals to 77% coupled with a marginal reduction in average length of stay.
- Increased sales from hospital based and stand alone pharmacies and 107 new pharmacies opened during fiscal 2006-2007.

2. Expenditure

a) Operating expenses

The contribution margin was maintained at 45% of income.

b) Employee Costs

Employee cost encompasses salaries, wages and all other benefits paid to employees working in the Hospital, Pharmacy & Project division. The total strength for the year ending March 2007 is 13,191 as against 10,189 for the year ending March 31st 2006 an increase of 25%.

The increase of 3,002 employees was due to opening of 107 additional stand alone pharmacies during the year, bringing in new value added services and addition of beds across various hospital divisions.

The actual HR Cost for the year ending 2006 was Rs.984 million and Rs.1,278 million for the year ending 2007 an increase of 30%.

The bed to man power ratio is 1 : 5 and the HR cost is 14.3% of the turnover for the financial year 2006-2007 as against 13.7% for 2005-2006.

c) Administrative and Other Expenses

The nature of administrative expenses includes the key items like rent, advertisement and publicity, repairs and maintenance, bad debts and traveling and conveyance.

They rose by 40% this year over last year, chiefly due to increase in properties taken on rent for running 64 slice CT Angio unit, ACE and new retail pharmacies, increase in advertisement, rise in legal and professional charges consequent to agreement with John Hopkins and litigation cost, higher expenditure on printing and stationery and equipment maintenance to conform to JCIA norms. The company wrote off Rs.56.1 million of bad debts as against to Rs.30.6 million last year.

However as a percentage of revenue this item registered only a marginal increase at 14.6% this year compared to 14.2% last year.

3. EBIDTA & PAT

The EBIDTA is 16% as on 31st March 2007 as against 17% as on 31st March 2006 on account of Recruitment of around 2628 employees across all divisions of the company of which about 1,083 employees were taken for 107 additional stand alone pharmacies.

The PAT now stands at Rs.591 million (excluding profit on sale of Lanka investment and other income) as against Rs.490 million (excluding other income) an increase of 20% over last year. The net profit margin before other income is at 6.6% as compared to 6.9% of the previous year.

Internal Control Systems and their adequacy

The company has a proper and adequate system of internal controls to ensure that all assets are safeguarded, and protected against loss from unauthorized use or disposition, and that transactions are authorized, recorded and reported correctly.

The internal control system is supplemented by extensive internal audits, regular reviews by management and well documented policies and guidelines to ensure reliability of financial and all other records to prepare financial statements and other data.

The company has an independent firm of Internal Auditors which continuously monitors all the operations of the Company. They constantly review the system / processes and bring to the notice of the management the recommendations for strengthening the system. They review the implementation of the recommendations.

The Internal Auditors report their findings to the Audit Committee of the Board and the top management.

Human Resources

Our human resources team strives to align the HR policies with the business goals of the organization and also help in creating a performance driven culture. An attempt is made to enhance performance through various initiatives such a performance linked to rewards, a transparent and consultative review process, building a high performance work system through self - managed teams. Our organization has been able to control attrition rates by developing and implementing programmes, policies, practices like diversified training, career planning and passion - based roles for executives recognition in various forms, mentoring programmes, entertainment, executive coaching, leadership development through employee and management development programmes. Total number of employees increased from 10,189 as of March 31, 2006 to 13,191 as of March 31, 2007.

Cautionary Statement

Statements in this Management Discussion and Analysis described the company's objectives, projections, estimates and expectations may be 'forward looking statements' within the meaning of applicable laws and regulations. Actual results may differ substantially or materially from those expressed or implied. Important development that could happen after your company's performance include, increase in material costs, technology developments, significant changes in political and economic environment, tax laws and labour relations.

Clinical Governance

Apollo Hospitals has always been a pioneer in introducing new innovations to its clinical excellence. As a leader in healthcare industry, this year there were several new initiatives that were brought out to keep up our drive in clinical excellence.

Apollo Clinical Excellence (ACE) Summit

The annual ACE summit 2007 was held on 3rd & 4th February 2007 at The Residency Towers, Chennai conducted by Apollo Hospitals, Chennai division. This summit aims to provide an excellent platform for all the medical heads of the Apollo Group hospitals to share valuable information on clinical excellence and to explore the various quality initiatives that are in practice within the group.

This is a third Annual Summit and 25 medical heads from 13 different Apollo units participated in the two day programme. The programme was inaugurated by our Chairman Dr. Prathap C Reddy, and the keynote address was delivered by Shri. Venu Srinivasan, Chairman / Managing Director Sundaram Clayton stressing importance on Quality & Leadership. This was followed by special address by Smt. Suneeta Reddy on "Apollo Brand".

Currently the ACE programme is being extended to all other units at Apollo Chennai. ACE committee Chennai has been formulated consisting of all medical heads at various units which reviews the status on monthly basis.

Annual Review of clinical performance

An annual review of all clinical specialty's performance was held during December '06 to analyse and appraise the management on the efforts contributed by every speciality. The strengths, opportunities, weakness and threats were evaluated with our Managing Director chairing the meeting. This week long review session helped us to redefine our targets and strategize ourselves for the next year.

Centre of Excellence meet

Apollo Chennai's Cardiology department is well known for its excellence and the same also was acknowledged by the Week magazine. An Exclusive focus meet was organized and new initiatives like starting of Chest Pain Clinic & implementing clinical pathways were finalized.

Apollo Chennai accredited by National Accreditation Board for Laboratories

Apollo Hospital, Chennai has been assessed and accredited in accordance with the standard ISO 15189:2003 " Medical Laboratories - particular requirements for quality and competence" in the field of medical testing - clinical bio-chemistry, Microbiology & Serology, Clinical Pathology, Blood Bank, Haematology & Immunohaematology, Histopathology, Cytopathology and Genetics.

The certificate issued is valid till 19th December, 2008 for a period of two years with annual surveillance.

CII Exim Bank Award

The hospital including clinical areas underwent assessment as per the criterias of CII Exim Bank Award. The Assessment team appreciated our journey towards excellence and recognized us with the commendation for **"Strong commitment to excel"**.

Apollo XI programme

Apollo Hospitals has initiated a programme titled The "Apollo Performance Optimization and Lifting of Low Outcomes". It has been designed to improve the quality of the entire patient experience (clinical and service) through reducing variations, setting standards, measuring quality indicators and then acting on this information to improve (lift) the identified low outcomes. Each year eleven (XI) focus areas shall be identified for standardization and defining the Apollo standards which shall then be implemented across other units of Apollo Hospitals.

Auditors' Report

to the members of Apollo Hospitals Enterprise Limited

1. We have audited the Attached Balance Sheet of APOLLO HOSPITALS ENTERPRISE LIMITED as at 31st March 2007, and the related Profit and Loss Account of the Company for the year ended on that date annexed thereto and the cash flow statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. We have also considered the independent audit observations of the divisional auditors for the Pharmacy & Projects Division, Hyderabad Division, Bilaspur Division, Mysore Division, Vizag Division and Pune Division for forming an opinion on the accounts for the respective Divisions.
4. As required by the Companies (Auditor's Report) Order 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004, issued by the Government of India, in terms of Section 227(4A) of the Companies Act, 1956, and on the basis of such checks as we considered appropriate and according to the information and explanations given to us , we set out in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.
5. In the absence of any notification from the Central Government with respect to the Cess payable under Section 441(A) of the Companies Act, 1956, no quantification is made. Hence, no opinion is given on Cess unpaid or paid, as per the provisions of Section 227(i)(g) of the Companies Act, 1956.
6. Further to our comments in the Annexure referred to in paragraph 4 above , we report that:
   (i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit ;

   (ii) In our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books;

   (iii) The Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account ;

   (iv) In our opinion, the Balance Sheet , the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards specified by the Institute of Chartered Accountants of India, referred to in subsection (3C) of Section 211 of the Companies Act, 1956;

   (v) On the basis of written representations received from the directors, as on March 31 ,2007 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2007 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956, and

   (vi) In our opinion and to the best of our information and according to the explanations given to us, the said financial statements together with the notes thereon and attached thereto, give the information required by the Companies Act, 1956, in the prescribed manner and also give a true and fair view in conformity with the accounting principles generally accepted in India:

   (a) in the case of Balance Sheet, of the state of affairs of the company as at 31st March 2007;

   (b) in the case of the Profit and Loss Account, of the PROFIT of the company for the year ended on that date; and

   (c) in the case of the Cash Flow Statement , of the cash flows of the company for the year ended on that date.

17, Bishop Wallers Avenue (West),
CIT Colony, Mylapore, Chennai - 600 004.

Place : Chennai
Date : 26th June 2007

For **M/s. S. VISWANATHAN**
Chartered Accountants.

V.C. KRISHNAN
Partner.
Membership No.: 22167

Annexure

to the Auditors' Report

(i) a) The Company is maintaining proper records showing full particulars including quantitative details and situation of fixed assets.

b) The Company has a programme of physical verification of its fixed assets by which all fixed assets are verified in a phased manner over a period of three years. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the company and the nature of its assets. According to the information and explanations given to us, no material discrepancies were observed by the management on such verification.

c) In our opinion and according to the information and explanation given to us, the fixed assets that have been sold /disposed off during the year do not constitute a substantial part of the total fixed assets of the Company. Hence, the going concern assumption has not been affected.

(ii) a) Stock of medicines, stores, spares, consumables, chemicals lab materials and surgical instruments have been physically verified at reasonable intervals by the management.

b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of stock of medicines, stores, spares, consumables, chemicals lab materials and surgical instruments followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

c) On the basis of our examination of the inventory records, in our opinion, the Company is maintaining proper records of inventory. In our opinion and according to the information and explanations given to us, the discrepancies noticed between the physical stocks as verified and book records were not material.

(iii) a) The Company has not granted any loans, secured or unsecured, to Companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956.Hence, subclauses (b) to (d) of clause (iii) are not applicable to the Company.

e) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Hence subclauses (e) and (f) of clause (iii) are not applicable to the Company.

(iv) In our opinion and according to the information and explanations given to us, and having regard to the explanation that some of the items purchased are of a special nature and suitable alternative sources do not exist for obtaining comparable quotations, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, medicines and fixed assets and for sale of goods and services. During the course of our audit, we have not observed any major weaknesses in the internal control system.

(v) a) In our opinion , the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.

b) In our opinion and according to the information and explanation given to us the transactions made in pursuance of such contracts or arrangements have been made at prices which are reasonable, having regard to the prevailing market prices.

(vi) In our opinion and according to the information and explanations given to us, the Company has complied with the directive issued by the Reserve Bank of India and provisions of Section 58A, Section 58AA or any other provisions of the Companies Act 1956 and Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public including unclaimed deposits matured in earlier years that are outstanding during the year. To the best of our knowledge and according to the information and explanations given to us, no order has been passed by the Company Law Board , National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal.

(vii) The Company has firms of Chartered Accountants as Internal Auditors for its various divisions and pharmacies including a Private Limited Company. On the basis of the reports submitted by them to the management, in our opinion, the internal audit system is reasonable having regard to the size and nature of its business.

(viii) According to the information and explanations given to us, the Central Government has not prescribed the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 for any of the activities of the Company.

(ix) a) According to the information and explanations given to us, the Company is regular in depositing with appropriate authorities undisputed statutory dues including, Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Service tax , Customs Duty, Cess, Wealth Tax and other statutory dues applicable to it. To the best of our knowledge and according to the information and explanations given to us, there are no arrears of outstanding statutory dues as at 31st March 2007 for a period of more than six months from the date they become payable. To the best of our knowledge and belief and according to the information and explanations given to us, excise duty is not applicable to this Company.

b) According to the information and explanations given to us, there are no dues disputed with respect to Cess, Wealth Tax and Service tax. According to the information and explanations given to us, details of dues of Sales tax, Income tax and Customs duty which have not been deposited on account of any dispute are given below:

Particulars	Financial years to which the matters pertain	Forum where dispute is pending.	Amount (Rs.) 31.03.2007	Amount (Rs.) 31.03.2006
Sales tax	2000-2001 2001-2002 2003-2004	Delhi Sales Tax Deputy Commissioner (Delhi) (Also refer Clause (3)(6)(ii) Schedule (J) - Notes forming part of Accounts)	528,137 510,998 194,203	- - 281,361
Customs duty	1996,1997	Before Assistant collector of customs, Chennai and Hyderabad.(Also refer Clause (3)(d) Schedule (J) - Notes forming part of Accounts)	99,700,026	99,700,026

To the best of our knowledge and belief and according to the information and explanations given to us , Excise duty is not applicable to this company.

(x) In our opinion and according to the information and explanations given to us, the company has no accumulated losses as at 31st March 2007. The company has also not incurred cash losses in such financial year and in the immediately preceding financial year.

(xi) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of any dues to financial institutions, banks and debenture holders.

(xii) In our opinion and according to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion and according to the information and explanations given to us, the company is not a Chit Fund, Nidhi, Mutual Benefit Fund or Society and hence Clause (xiii) of the Companies(Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order , 2004 is not applicable to the company

(xiv) Based on our examination of the records and evaluation of the related internal controls, we are of the opinion that proper records have been maintained of the transactions and contracts relating to shares, securities and other investments dealt in by the company and timely entries have been made in the records. We also report that the company has held and dealt with shares, securities and other investments in its own name.

(xv) In our opinion and according to the information and explanations given to us, the Company has given guarantees for loans taken by Joint Ventures from banks and financial institutions, the terms and conditions whereof are not prejudicial to the interest of the Company.

(xvi) In our opinion and according to the information and explanations given to us, the Company has availed term loans and were applied for the purpose for which the loans were obtained.

(xvii) In our opinion and according to the information and explanations given to us, the Company has not used any short term funds for long term investments.

(xviii) According to the information and explanations given to us, the company has made preferential allotment of 1,550,000 equity warrants convertible into as many equity shares at the option of the allottee, who is a party covered in the Register maintained under Section 301 of the Companies Act 1956. The price of Rs 442.52, is the minimum price fixed according to the Preferential Issue Guidelines under the SEBI (Disclosure and Investor Protection) Guidelines 2000. Hence the price of Rs 442.55, at which the warrants have been allotted is not prejudicial to the interest of the company. (Refer Note 9 in Schedule (J) - Notes forming Part of Accounts).

The preferential allotment of 1,039,965 equity warrants made on 3rd June, 2005 convertible into 1,039,965 equity shares at the rate of Rs.334.15 have been converted as per the terms during the year (Refer Notes 36 in Schedule (J) - Notes Forming Part of Accounts).

(xix) According to the information and explanations given to us, the Company has created securities and created a charge for debentures issued.

(xx) During the year the management has not raised money through public issue during the year and hence we offer no comments on the same.

(xxi) According to the information and explanations given to us, by the Company, no fraud on or by the Company has been noticed or reported, during the year.

17, Bishop Wallers Avenue (West),
CIT Colony, Mylapore,
Chennai - 600 004.

For **M/s. S. VISWANATHAN**
Chartered Accountants.

Place : Chennai
Date : 26th June 2007

V.C. KRISHNAN
Partner.
Membership No.: 22167

Balance Sheet

as at 31st March 2007

	Schedule	31.03.2007 Rs.	31.03.2007 Rs.	31.03.2006 Rs.	31.03.2006 Rs.
1. Sources of Funds					
(i) Shareholders' Funds					
(a) Share Capital	A	516,385,830		505,986,180	
(b) Reserves & Surplus	B	7,016,896,481	7,533,282,311	6,038,829,049	6,544,815,229
(ii) Loan Funds					
(a) Secured Loans	C	1,297,505,979		707,601,814	
(b) Unsecured Loans	D	144,298,000	1,441,803,979	120,112,000	827,713,814
(iii) Deferred Tax Liability			570,635,383		550,191,702
Total			**9,545,721,673**		**7,922,720,745**
2. Application of Funds					
(i) Fixed Assets	F				
(a) Gross Block		6,011,264,062		5,084,477,000	
(b) Less: Depreciation/Amortization		1,982,877,733		1,682,523,145	
(c) Net Block		4,028,386,328		3,401,953,855	
(d) Capital Work in progress		424,581,632		128,525,742	
			4,452,967,960		3,530,479,597
(ii) Investments	G		3,229,602,239		2,729,953,173
(iii) Current Assets, Loans & Advances	H				
(a) Inventories		551,945,670		457,180,349	
(b) Sundry Debtors		978,920,391		890,363,906	
(c) Cash and bank balances		644,035,217		364,394,283	
(d) Loans & Advances		1,847,079,300		1,835,560,490	
		4,021,980,578		3,547,499,028	
Less:					
(iv) Current Liabilities & Provisions	E				
(a) Liabilities		1,254,576,474		1,009,874,344	
(b) Provisions		912,057,630		893,076,142	
		2,166,634,104		1,902,950,486	
Net Current Assets			1,855,346,474		1,644,548,542
(v) Miscellaneous Expenditure (to the extent not written off or adjusted)	I		7,805,000		17,739,433
Total			**9,545,721,673**		**7,922,720,745**

Schedules 'A' to 'I' and notes in Schedule (J) form part of this Balance Sheet

As per our report annexed

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 26th June 2007

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Profit & Loss Account

for the year ended 31st March 2007

	Schedule	31.03.2007 Rs.	31.03.2006 Rs.
Income			
(a) Income from Healthcare Services		8,910,136,753	7,078,211,856
(b) Other Income	I	85,319,520	112,330,647
		8,995,456,273	7,190,542,503
Expenditure			
(a) Operative Expenses	II	4,901,826,674	3,905,902,369
(b) Payments to and Provisions for Employees	III	1,278,703,452	984,154,487
(c) Administration and other Expenses	IV	1,297,763,734	927,346,119
(d) Accreditation Expenses		-	92,330,548
(e) Financial Expenses	V	164,239,101	117,503,211
(f) Preliminary & other Expenses Incl. Public Issue		2,175,000	2,175,000
(g) Deferred Revenue Expenditure		11,505,139	16,864,364
Total		7,656,213,100	6,046,276,098
Profit Before Depreciation and Amortization, Extraordinary Item & Tax		1,339,243,173	1,144,266,405
Less: Depreciation and Amortization		308,011,329	261,333,802
Profit Before Extraordinary Item & Tax		1,031,231,844	882,932,603
Extraordinary item (Refer Clause 10 of Schedule (J))		325,068,449	-
Profit Before Tax		1,356,300,293	882,932,603
Less:Provision for taxation		288,164,529	252,923,217
Less: Deferred tax		20,443,681	14,541,818
Less: Fringe Benefit Tax		13,517,935	13,305,283
Less Income Tax Paid Relating to Earlier Years		33,478,170	-
Profit After Tax		1,000,695,978	602,162,285
Surplus in Profit & Loss account brought forward (Refer Clause 7 of Schedule (J))		339,203,416	321,305,224
Amount available for Appropriations		1,339,899,394	923,467,509
Appropriations			
Dividend			
Interim		154,915,749	227,693,781
Proposed Final		103,277,166	-
Dividend Tax			
Paid		21,726,934	31,934,053
Payable		17,551,954	-
Expenses relating to earlier years		-	63,530,042
Transfer to Debenture Redemption Reserve		-	100,000,000
Transfer to General Reserve		150,000,000	65,000,000
Balance of Profit in Profit & Loss Account		892,427,591	435,309,633
Total		1,339,899,394	923,467,509
Earnings Per Share (Refer Clause 29 in Schedule (J))			
Before Extraordinary Item			
Basic Earnings Per Share of face value Rs.10/- (2005-06 : Rs.10) each		13.26	12.53
Diluted Earnings Per Share of face value Rs.10/- (2005-06 : Rs.10) each		13.04	12.26
After Extraordinary Item			
Basic Earnings Per Share of face value Rs.10/- (2005-06 : Rs.10) each		19.63	12.53
Diluted Earnings Per Share of face value Rs.10/- (2005-06 : Rs.10) each		19.32	12.26

Schedules 'I' to 'V' and notes in Schedule (J) Form part of this Profit and Loss Account

As per our report annexed

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 26th June 2007

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Schedules

to Balance Sheet

	31.03.2007		31.03.2006	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (A)				
Share Capital				
Authorised *				
75,000,000 Equity Shares of Rs.10/- each (2005-06 : 60,000,000 Equity Shares of Rs.10/- each)		750,000,000		600,000,000
1,000,000 Preference Shares of Rs.100/- each (2005-06 : 1,000,000 Preference Shares of Rs.100/- each)		100,000,000		100,000,000
Issued		**850,000,000**		**700,000,000**
a) 51,905,092 equity shares of Rs.10/- each (2005-06 : 50,865,127 equity shares of Rs.10/- each)		519,050,920		508,651,270
*Authorised share capital increased to Rs.850,000,000/- vide special resolution at the EGM held on 12th June 2006				
Subscribed and Paid up**				
b) 51,638,583 equity shares of Rs.10/- each (2005-06 : 50,598,618 equity shares of Rs.10/- each)		**516,385,830**		**505,986,180**
** Includes 1,039,965 equity shares allotted during the year 2006-07 on conversion of equity share warrants issued on preferential basis during the year 2005-06. Includes 9,000,000 underlying equity shares issued ,representing 9,000,000 Global Depositary Receipts during the year 2005-06. Includes 2,079,930 shares alloted on preferential basis during the year 2004-05. Includes 918,298 shares alloted on conversion of first 2 years interest on debentures, 20% on the face value of debentures and 20,812,231 shares alloted to the shareholders of amalgamated companies for consideration other than cash.				
SCHEDULE (B)				
Reserves & Surplus				
A) Capital Reserve				
Profit on forfeited shares		414,120		414,120
B) Capital Redemption Reserve		60,022,900		60,022,900
C) Securities Premium				
Balance as per last Balance sheet	4,633,643,295		1,770,782,550	
Add : Premium received from GDR issue	-		2,970,000,000	
Add : Premium received from Promoters issue	337,104,655		-	
Less : Expenses incurred for GDR issue	-		107,139,255	
		4,970,747,950		4,633,643,295
D) Money received on preferential issue of equity share warrants#		68,595,250		34,750,431
E) General Reserve				
Balance as per last Balance Sheet	572,643,566		507,643,566	
Add: Transferred during the Year	150,000,000		65,000,000	
		722,643,566		572,643,566
# Refer clause 9 in Schedule (J) C/f		**5,822,423,786**		**5,301,474,312**

		31.03.2007		31.03.2006	
		Rs.	Rs.	Rs.	Rs.
	B/f		5,822,423,786		5,301,474,312
F)	**Other Reserves**				
	i) Investment Allowance Reserve		7,626,657		7,626,657
	ii) Foreign Exchange Fluctuation Reserve		186,595		186,595
	iii) Debenture Redemption Reserve*		276,385,710		276,385,710
	iv) Profit & Loss Account		892,427,591		435,309,633
	v) Capital Reserve		17,846,142		17,846,142
	Total		**7,016,896,481**		**6,038,829,049**

* Refer clause 17 in Schedule (J)

SCHEDULE (C)

Secured Loans

A	**Non-convertible Debentures**				
	i) 10.80% Debentures		85,000,000		167,500,000
	ii) 8.57% Debentures		68,000,000		134,000,000
	iii) 7.27% Debentures		-		100,000,000
B	**Loans and Advances from Banks**				
	i) Cash credit		20,691,292		19,431,919
	ii) U T I BANK		-		26,000,000
	iii) U T I BANK		-		22,500,000
	iv) ECB (Bank of Bahrain & Kuwait)		67,859,000		96,316,000
	v) Indian Bank	22,026,029		66,087,000	
	vi) H D F C Bank Ltd	25,000,000		75,000,000	
	vii) Indian Bank	1,000,000,000		-	
	Add: Interest accrued and due	8,929,658	1,055,955,687	766,895	141,853,895
	Total		**1,297,505,979**		**707,601,814**

Refer clause 5 & 6 in Schedule (J) for details & security
Amount repayable within one year Rs. 1,239,428,029/-
(Previous year ; Rs. 491,517,971/-) excluding cash credit

SCHEDULE (D)

Unsecured Loans

A	Fixed Deposits		144,298,000		120,112,000
	Total		**144,298,000**		**120,112,000**

Amount Maturing within one year Rs. 75,086,000/-

(Previous year ; Rs. 101,837,000/-)

	Schedule	31.03.2007 Rs.	31.03.2007 Rs.	31.03.2006 Rs.	31.03.2006 Rs.
SCHEDULE (E)					
Current Liabilities & Provisions					
A) Current Liabilities					
i) Acceptances			271,039,609		124,482,546
ii) Sundry Creditors *					
a) For goods		392,189,239		383,239,243	
b) For Expenses		109,141,628		113,411,635	
c) For Capital Goods		30,641,223		57,029,114	
d) For others		25,665,067	557,637,157	54,567,194	608,247,186
iii) Advances					
a) Inpatient deposits		59,092,178		54,368,474	
b) Rent		64,151,600		25,248,600	
c) Others		4,133,827		5,401,501	
			127,377,605		85,018,575
iv) Unclaimed Dividend			12,211,605		11,257,031
v) Unclaimed Deposits			10,648,904		11,846,641
vi) Other Liabilities					
a) Tax Deducted at source		45,016,711		22,259,420	
b) Retention money on capital contracts		1,288,464		1,390,862	
c) Outstanding Expenses		208,240,737		131,182,088	
d) Unpaid Interim Dividend(2006-07)		12,995,850		-	-
			267,541,762		154,832,370
Interest accrued but not due			8,119,832		14,189,995
			1,254,576,474		1,009,874,344
B) Provisions					
a) For Taxation		779,833,554		635,164,462	
b) For Dividend					
Equity shares		103,277,166		227,693,781	
c) Bonus		23,207,665		23,663,838	
d) Staff benefits		5,739,245	912,057,630	6,554,061	893,076,142
Total			**2,166,634,104**		**1,902,950,486**

* Refer clause 24 in Schedule (J)

SCHEDULE (F)
Fixed Assets

Sl. No.	Description	GROSS BLOCK				DEPRECIATION / AMORTIZATION				NET BLOCK	
		As on 01.04.2006 Rs.	Additions Rs.	Deletions Rs.	As on 31.03.2007 Rs.	Upto 31.03.2006 Rs.	For the year (withdrawn) Rs.	For the year Deletions Rs.	Total as on 31.03.2007 Rs.	As on 31.03.2007 Rs.	As on 31.03.2006 Rs.
	Tangible Assets										
1	Land *	186,834,044	128,501,788	-	315,335,832	-	-	-	-	315,335,832	186,834,044
2	Buildings	778,680,532	246,641,637	-	1,025,322,169	138,685,758	21,578,605	-	160,264,363	865,057,805	639,994,774
3	Leasehold Building **	208,878,877	489,147	-	209,368,024	34,696,812	5,208,080	-	39,904,892	169,463,132	174,182,065
4	Medical equipement & Surgical insturments	2,541,144,397	277,783,576	7,085,879	2,811,842,094	961,555,413	171,923,871	2,661,056	1,130,818,228	1,681,023,866	1,579,588,984
5	Electrical Installations & Generators	412,085,477	86,149,904	-	498,235,381	146,552,328	23,107,642	-	169,659,970	328,575,411	265,533,149
6	Airconditioning plant & airconditioners	144,895,879	19,717,068	320,769	164,292,178	54,108,834	7,162,499	110,109	61,161,224	103,130,954	90,787,045
7	Office equipment	267,116,197	58,651,928	2,003,420	323,764,705	131,543,340	32,214,695	972,061	162,785,974	160,978,731	135,572,857
8	Furniture & Fixtures	372,244,921	86,650,618	2,222,383	456,673,156	146,249,782	32,973,406	451,439	178,771,749	277,901,407	225,995,139
9	Fire fighting equipment	12,539,583	1,852,169	-	14,391,752	2,282,131	710,128	-	2,992,259	11,399,493	10,257,452
10	Boilers	1,588,465	-	-	1,588,465	849,982	42,774	-	892,756	695,709	738,483
11	Kitchen equipment	18,988,827	1,106,205	-	20,095,032	4,365,091	1,138,404	-	5,503,495	14,591,537	14,623,736
12	Refrigerators	13,758,577	2,004,403	75,300	15,687,680	2,737,047	714,957	9,243	3,442,761	12,244,919	11,021,530
13	Vehicles	98,756,957	34,747,446	5,966,009	127,538,394	40,417,377	9,438,138	3,452,833	46,402,682	81,135,712	58,339,580
14	Wind electric generator	26,849,994	-	-	26,849,994	18,479,199	1,771,750	-	20,250,949	6,599,045	8,370,795
	Intangible Assets										
	Computer Software	114,273	164,933	-	279,206	51	26,381	-	26,432	252,774	114,222
	TOTAL	**5,084,477,000**	**944,460,822**	**17,673,760**	**6,011,264,062**	**1,682,523,145**	**308,011,329**	**7,656,741**	**1,982,877,733**	**4,028,386,328**	**3,401,953,855**
	Previous year	**4,304,258,110**	**795,827,300**	**15,608,410**	**5,084,477,000**	**1,427,712,198**	**261,333,802**	**6,522,854**	**1,682,523,146**	**3,401,953,854**	**2,876,545,912**
	Capital work-in-Progress*** (Includes capital advances)									424,581,632	
	Previous year									128,525,742	

* Refer clause 1 (F) (c) in Schedule (J) * * Refer clause 1 (D) (v) in Schedule (J) *** Refer clause in (F) (b) in Schedule (J)

	Face Value Rs.	31.03.2007 No. of Equity Shares/Units	31.03.2007 Value Rs.	31.03.2006 No. of Equity Shares/Units	31.03.2006 Value Rs.
SCHEDULE (G)					
Investments					
Investment in Government Securities					
Current Investments (lower of cost and market value)					
A) Unquoted					
National Savings Certificate		-	189,800	-	128,800
Trade Investments					
Long Term Investments (at cost)					
A) Quoted					
Associates					
1) Indraprastha Medical Corporation Limited Market Value as on 31.03.2007 Rs.28.15 per share (Purchased 1,353,100 equity shares during the year)	10	14,485,557	184,378,601	13,132,457	139,978,413
2) The Lanka Hospitals Corporation Limited# (Quoted in Colombo Stock Exchange) Market Value as on 31.03.2006 SLR 22.25 per share ## (Purchased 961,000 Equity Shares and sold 52,030,000 Equity Shares during the year)	10 (SLR)	-	-	51,069,000	295,232,166
B) Unquoted					
i) Subsidiaries					
1) Unique Home Health Care Limited (29,000,000 Equity Shares subscribed during the year)	10	29,823,012	297,400,000	823,012	7,400,000
2) AB Medical Centres Limited	1,000	16,800	21,799,899	16,800	21,799,899
3) Samudra Health Care Enterprises Limited	10	8,887,934	101,100,000	8,887,934	101,100,000
4) Imperial Hospital & Research Centre Limited ###	10	9,981,000	298,810,000	9,981,000	298,810,000
5) Apollo Hospitals (U K) Limited	1 £	5,000	390,000	5,000	390,000
ii) Joint Ventures					
1) Apollo Gleneagles Hospital Limited	10	25,675,697	103,121,930	25,675,697	103,121,930
2) Apollo Gleneagles PET CT Private Limited * (1,500,007 Equity Shares subscribed during the year)	10	7,500,000	75,000,000	5,999,993	59,999,930
3) Apollo Hospitals International Limited ** (22,118,283 Equity Shares sold during the year)	10	211,717	2,117,170	22,330,000	223,300,000
iii)Others					
1) Pinakini Hospitals Limited	10	161,440	1,224,200	161,440	1,224,200
2) Kurnool Hospitals Enterprises Limited	10	157,500	1,732,500	157,500	1,732,500
Non Trade Investments					
Long Term Investments (at cost)					
A) Unqouted					
i) Subsidiaries					
1) Apollo Health & Lifestyle Limited	10	1,500,000	15,000,000	1,500,000	15,000,000
ii) Associates					
1) Family Health Plan Limited	10	490,000	4,900,000	490,000	4,900,000
2) Apollo Health Street Limited *** (Subscribed 1,081,360 series B convertible Cumulative Preference Shares of Rs. 158/- each and converted in to equity @ 1:1 during the year)	10	7,181,360	231,854,880	6,100,000	61,000,000
	C/f		**1,339,018,980**		**1,335,117,838**

	Face Value Rs.	31.03.2007 No. of Equity Shares/Units	31.03.2007 Value Rs.	31.03.2006 No. of Equity Shares/Units	31.03.2006 Value Rs.
	B/f		1,339,018,980		1,335,117,838
Current Investments (lower of cost and market value)					
Others - Mutual Funds					
A) Unqouted					
1) Kotak FMP Series XIV - Growth Net Asset Value as on 31.03.2007 Rs. 10.815 per unit		30,000,000	300,000,000	30,000,000	300,000,000
2) Kotak FMP Series XXI - Growth Net Asset Value as on 31.03.2007 Rs. 10.8631 per unit		25,000,000	250,000,000	25,000,000	250,000,000
3) Kotak FMP Series 13 - Growth Net Asset Value as on 31.03.2007 Rs. 10.8697 per unit		10,000,000	100,000,000	10,000,000	100,000,000
4) Birla FTP Series E - Growth Net Asset Value as on 31.03.2007 Rs. 20.1553 per unit		25,000,000	250,000,000	25,000,000	250,000,000
5) Reliance Fixed Maturity Fund - Quarterly Plan I I I - Series II-Dividend Option Net Asset Value as on 31.03.2006 Rs .10.0076 per unit (30,000,000 units sold during the year)		-	-	30,000,000	300,000,000
6) RIF - Retail Plan - Growth Plan Net Asset Value as on 31.03.2007 Rs. 10.9163 per unit		1,943,846	20,172,264	1,943,846	20,172,264
7) Kotak FMP 3M Series 8 Net Asset Value as on 31.03.2007 Rs. 10.0123 per unit (28,000,000 units purchased during the year)		28,000,000	280,000,000	-	-
8) Lotus India liquid plus fund Ip Growth Net Asset Value as on 31.03.2007 Rs. 10.0000 per unit (10,000,000 units purchased , 65,349,740 units cumulative during the year)		10,065,349	100,653,497	-	-
9) Birla Cash Plus- Retail Growth (291,163.968 units purchased and 291,163.968 units sold during the year)		-	-	-	-
10) Kotak Bond (Short Term) Monthly Dividend (68,511,160.13 units purchased , 566,755.24 units cumulated and 69,077,915.37 units sold during the year)		-	-	-	-
11) Kotak FMP 3M Series 11 Dividend (3,000,000 units purchased, and 3,000,000 units sold during the year)		-	-	-	-
12) Kotak Liquid (Institutional Premium)-Daily Dividend (115,556,789.3622 units Purchased, 313,232.0633 units cumulated and 115,870,021.4255 units sold during the year)		-	-	-	-
	C/f		2,639,844,741		2,555,290,102

	Face Value Rs.	31.03.2007 No. of Equity Shares/Units	31.03.2007 Value Rs.	31.03.2006 No. of Equity Shares/Units	31.03.2006 Value Rs.
B/f			2,639,844,741		2,555,290,102
13) HDFC Liquid Fund Dividend Daily Reinvest (1,372,791.277 units Purchased, 14,878.618 units cumulated and 1,387,669.895 units sold during the year)		-	-	-	-
14) Franklin Super Institutional Plan Daily Dividend (189,952.5120 units Purchased, 4,108.8962 units cumulated and 194,061.4082 units sold during the year)		-	-	-	-
15) Franklin Short Terms Income plan Weekly Dividend (6,244,620.34 units Purchased, 15,989.33 units cumulated and 6,260,609.67 units sold during the year)		-	-	-	-
Advance for investments in shares for various projects under construction			589,757,498		174,663,071
Total			3,229,602,239		2,729,953,173

Ceased to be an associate from August, '06

SLR - Srilankan Rupee

Formerly Imperial Cancer Hospitals & Research Centre Limited

* Formerly Apollo Gleneagles PET CT Limited

** Formerly a subsidiary

*** Formerly Apollo Health Street Private Limited

	31.03.2007 Rs.	31.03.2006 Rs.
Aggregate amount of quoted investments - Market Value Rs.407,768,430/- (31.03.2006 ;Rs.964,844,047/-)	184,378,601	435,210,579
Aggregate amount of unquoted investments	3,045,223,638	2,294,742,594
Total	3,229,602,239	2,729,953,173
Dividend from long term investment	17,912,446	15,104,890
Dividend from current investment	20,914,432	64,039,996
Profit/(Loss) on disposal of long term investment	325,068,449	-
Profit/(Loss) on disposal of current investment	(6,500)	172,885

	31.03.2007		31.03.2006	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (H)				
Current Assets, Loans & Advances				
A. Current Assets				
a. Inventories (at cost)				
i) Medicines	384,586,310		296,103,902	
ii) Stores, spares	29,260,997		41,050,025	
iii) Lab Materials	13,017,539		6,082,098	
iv) Surgical Instruments	71,800,709		60,938,095	
v) Other Consumables	53,280,115	551,945,670	53,006,229	457,180,349
(As taken, certified, and valued by management)				
b. Sundry Debtors				
(Refer clause 18 in Schedule (J)				
i) Debtors Outstanding for a period exceeding six months	238,430,060		210,480,898	
ii) Others	754,838,221		692,859,698	
Less : provision for Bad debts	14,347,890	978,920,391	12,976,690	890,363,906
c. Cash and Bank Balances				
i) Cash on hand	25,716,507		20,553,118	
ii) In current A/C with scheduled banks	440,133,600		275,787,876	
iii) In Deposit A/C with scheduled banks	178,185,110	644,035,217	68,053,289	364,394,283
B) Loans and Advances				
(Refer clause 18 in Schedule (J)				
a. Loans to Subsidiary				
i) Apollo Health & Lifestyle Limited		-		40,594,372
b. Advances				
i) For capital items	23,770,338		7,674,253	
ii) To suppliers	28,995,520		55,124,813	
iii) Other advances	475,793,619		396,846,464	
iv) Staff advances	12,299,807		9,870,324	
c. Advances to Subsidiaries				
i) Unique Home Health Care Limited	84,299,394		269,751,136	
ii) Imperial Hospital & Research Centre Limited	668,035		-	
iii) A B Medical Centers Limited	18,081,110		23,553,108	
iv) Apollo Hospitals International Limited	-		53,365,235	
v) Samudra Health Care Enterprises Limited	4,475,374		79,072	
vi) Apollo Health & Lifestyle Limited	3,345,609	651,728,805	-	816,264,405

		31.03.2007		31.03.2006	
		Rs.	Rs.	Rs.	Rs.
d.	**Advance tax**		752,554,036		593,626,034
e.	**Deposits**				
	a) With Government	36,513,404		34,544,058	
	b) With others	182,262,355	218,775,759	157,799,944	192,344,002
f.	**Prepaid expenses**		49,275,913		49,256,474
g.	**Rent Receivables**		3,408,671		2,081,923
h.	**Service charges receivables**		6,794,840		5,538,601
i.	**Tax deducted at source**		158,098,834		123,348,526
j.	**Interest Receivable**		3,038,822		9,283,762
k.	**Franchise Fees Receivable**		1,267,721		992,101
l.	**Royalty Receivable**		2,135,900		2,230,290
	Total		**4,021,980,578**		**3,547,499,028**

SCHEDULE (I)

Miscellaneous Expenditure

[To the extent not written off or adjusted)

	31.03.2007 Rs.	31.03.2006 Rs.
(a). Preliminary & Other Expenses Including commission,brokerage underwriting of subscription of shares and debentures	4,525,000	6,700,000
(b) Deferred Revenue Expenditure	3,280,000	11,039,433
Total	**7,805,000**	**17,739,433**

Schedules

to Profit & Loss Account

	31.03.2007		31.03.2006	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (I)				
Other Income				
a) Interest earned (TDS Rs. 2,592,621, 2005-06 ; Rs.1,299,529/-)		10,587,107		7,924,503
b) Dividend		38,826,878		79,144,886
c) Income from Treasury operations		35,905,535		25,261,258
Total		**85,319,520**		**112,330,647**
SCHEDULE (II)				
Operative Expenses				
Materials Consumed				
Opening stock	413,048,873		338,748,041	
Add :				
Purchases	4,649,896,599		3,680,809,836	
Customs Duty	2,018,125		1,460,852	
Freight Charges	4,566,923		3,817,004	
	5,069,530,520		4,024,835,733	
Less				
Closing stock	518,638,343		423,258,435	
		4,550,892,177		3,601,577,298
Fees to Consultants		712,500		1,080,008
Power & Fuel		223,897,506		201,918,955
House Keeping Expenses		102,012,180		75,775,607
Water Charges		24,312,311		25,550,501
Total		**4,901,826,674**		**3,905,902,369**
SCHEDULE (III)				
Payments to and Provisions for Employees				
a) Salaries& Wages		1,075,986,290		833,708,008
b) Contribution to Provident Fund		51,950,684		42,441,204
c) Employee State Insurance		5,214,124		3,446,969
d) Employee Benefits		21,362,924		16,167,117
e) Staff Welfare expenses		82,275,736		58,453,795
f) Staff Education & Training		12,138,360		6,273,556
g) Bonus		29,775,334		23,663,838
Total		**1,278,703,452**		**984,154,487**

	31.03.2007		31.03.2006	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (IV)				
Adminstrative & Other Expenses				
a) Rent		266,319,050		181,820,079
b) Rates & Taxes		35,522,656		21,379,138
c) Printing & Stationery		95,299,386		75,790,660
d) Postage& Telegram		7,230,324		6,586,666
e) Insurance		20,219,288		19,237,180
f) Directors Sitting Fees		1,700,000		970,000
g) Advertisement, Publicity & Marketing		95,863,705		76,622,098
h) Travelling & Conveyance		120,185,319		85,114,567
i) Subscriptions		3,220,798		3,325,103
j) Security charges		21,965,966		18,688,498
k) Legal & professional fees		128,210,074		52,954,748
l) Continuing Medical Education & Hospitality Expenses		4,781,630		7,324,289
m) Hiring charges		6,234,290		3,974,242
n) Seminar expenses		643,849		433,502
o) Audio & Video Charges		15,106,720		14,616,341
p) Telephone expenses		43,999,078		34,783,806
q) Books & Periodicals		3,693,676		3,730,878
r) Miscellaneous Expenses		19,089,867		21,220,428
s) Bad Debts Written off		56,060,873		30,572,514
t) Donations		2,593,738		4,270,618
u) Provision for Bad Debts		6,738,817		11,810,872
v) Repairs & Maintenance				
i) Building	95,378,522		79,475,602	
ii) Equipment	128,407,969		81,738,890	
iii) Vehicles	11,209,559		10,092,126	
iv) Office maintenance & others	47,644,305	282,640,355	41,615,387	212,922,005
w) Loss on sale of assets		5,051,831		1,005,949
x) Royalty paid		968,647		886,996
y) Outsourcing expenses		54,417,299		37,304,942
z) Loss on sale of investment		6,500		-
Total		**1,297,763,734**		**927,346,119**
SCHEDULE (V)				
Financial Expenses				
a) Interest on				
i. Fixed Loans	117,427,033		55,102,969	
ii. Fixed Deposits	8,786,792		11,601,792	
iii. Debentures	19,611,255	145,825,080	30,567,070	97,271,831
b) Bank charges		13,132,744		11,967,549
c) Brokerage & commission		5,281,277		6,400,491
d) Leasing charges		-		1,863,340
Total		**164,239,101**		**117,503,211**

Notes

Forming Part of the Accounts

SCHEDULE (J)

ACCOUNTING POLICIES & NOTES FORMING PART OF ACCOUNTS

1. **Accounting Policies**

A. Basis of Preparation of Financial Statements

The financial statements are prepared under the historical cost convention under accrual method of accounting and as a going concern, in accordance with the Generally Accepted Accounting Principles (GAAP) prevalent in India and the Mandatory Accounting Standards issued by the Institute of Chartered Accountants of India (ICAI) and according to the provisions of the Companies Act, 1956.

B. Inventories

1. The inventories of all medicines, medicare items traded and dealt with by the Company are valued at cost. The net realisable value is not applicable in the absence of any further modification / alteration before sale. Cost is after adjusting Value Added Tax wherever applicable applying the FIFO Method.
2. Stock of provisions, stores, stationeries and housekeeping items are stated at cost and not lower of cost and Net Realisable Value, in the absence of any further modification / alteration before being consumed inhouse only.
3. Surgical instruments, linen, crockery and cutlery are subject to 1/3 write off wherever applicable.
4. Imported inventories are accounted for at the applicable exchange rates prevailing on the date of transaction. (Also refer Note 34 in the Notes forming part of Accounts)

C. Prior Period Items and Extraordinary Items

Prior period items and extraordinary items are separately classified, identified and dealt with as required under Accounting Standard 5 on 'Net Profit or Loss for the Period, Prior Period Items and Changes in Accounting Policies' issued by the Institute of Chartered Accountants of India.

D. Depreciation and Amortisation

i. Depreciation has been provided

a. On assets installed after 1st April, 1987 on straight line method at rates specified in Schedule XIV of the Companies Act,1956 on single shift basis.

b. On assets installed prior to 2nd April 1987 on straight-line method at the rates equivalent to the Income Tax rates.

ii. Depreciation on new assets acquired during the year has been provided at the rates applicable from the date of acquisition to the end of the financial year.

iii. In respect of the assets sold during the year, depreciation has been provided from the beginning of the year till the date of its disposal.

iv. Individual assets acquired for Rs.5,000/- and below are fully depreciated in the year of acquisition.

v. Amortisation:

a. The cost of land and building taken on lease by the company from Orient Hospital, Madurai will be amortised over a period of 30 years though the lease is for a period of 60 years.

b. Unrealised amounts on project development and pre-operative project expenses incurred at Bilaspur Hospital amounting to Rs.56,622,740/- are included in advances and deposits account. The above expenses incurred on project will be amortised over the balance lease period of 18 years. The amount amortised during the period is Rs.3,145,708/- (Rs.3,145,708/-). The balance yet to be amortised as on 31.03.2007 is Rs.40,984,194/- (Rs.44,039,898/-).

c. A lease rental on operating leases is recognised as an expense in the Profit & Loss Account on straight line basis as per the terms of the agreement in accordance with Accounting Standard 19 Leases issued by the Institute of Chartered Accountants of India.

E. Revenue Recognition

i. Income from Healthcare Services is recognised on completed service method. The hospital collections of the company are net of discounts of Rs. 21,219,266/- (Rs.32,791,997/-)

ii. Pharmacy Sales are stated net of returns, discounts, adjusted for export incentives, exchange fluctuations on export receivables and inclusive of Sales Tax and adjusted for Value Added Tax wherever applicable. (Also refer Note 34 in the Notes forming part of Accounts).

iii. Hospital Project Consultancy income is recognised as and when it becomes due, on percentage completion method, on achievement of milestones.

iv. Income from Treasury Operations is recognised on receipt or accrual basis whichever is earlier.

F. Fixed Assets

a. All Fixed Assets have been stated at cost less accumulated depreciation and impairment losses are also recognised when necessary (Also refer clause M in the Notes forming part of Accounts). Additional cost relating to the acquisition and installation of fixed assets are capitalised. Additional cost arising out of the increase in liability on account of fluctuations in foreign currency relating to the import of assets has been added to the cost of such related imported assets.

b. Capital work-in-progress comprises outstanding advances paid to acquire Fixed Assets. Amount expended on development/acquisition of Fixed Assets that are not yet ready for their intended use at the Balance Sheet Date. Expenditure during construction period incurred on projects under implementation are treated as pre-operative expenses, pending allocation to the assets and is included under Capital work-in- progress.

c. Land which was revalued in prior years by Rs.103,133,472/- (Chennai Hospital Division = Rs.50,080,324/- and Hyderabad Hospital Division = Rs. 53,053,148/-) was written back to its original cost in 2002-03.

d. Assets acquired under Hire Purchase agreements are capitalised to the extent of principal value, while finance charges are charged to revenue on accrual basis.

e. Interest on borrowings for acquisition of fixed assets and related revenue expenditure incurred for the period prior to the commencement of operations for the expansion activities of the company are capitalised.

G. Transactions in Foreign Currencies

a. Monetary Current Assets and Monetary Current Liabilities relating to foreign currency transactions remaining unsettled at the end of the year are translated at the exchange rates prevailing at the date of Balance Sheet. The difference in translation of monetary items and realised gains and losses on foreign exchange transactions are recognised in the Profit & Loss Account in accordance with Accounting Standard 11 - 'Accounting for the Effects of Changes in Foreign Exchange Rates (Revised 2003)', issued by the Institute of Chartered Accountants of India (Also refer Note 34 in the Notes forming part of Accounts).

b. Exchange differences relating to Fixed Assets are adjusted in the cost of the asset (Also refer Note 34 in the Notes forming part of Accounts).

c. The use of foreign currency forward contract is governed by the company's policies approved by the Board of Directors. These hedging contracts are not for speculation.

H. Investments

a. Long term investments are stated at cost to the Company. The Company provides for diminution in the value of Long term investments other than those temporary in nature.

b. Current investments are valued at lower of cost and fair value.

c. In case of foreign investments,

i. The cost is the rupee value of the foreign currency on the date of the Investment.

ii. The face value of the foreign investments is shown at the face value reflected in foreign currency of that country.

I. Employee Benefits

Defined Contribution Plan

The Company makes contribution towards provident fund and Employees State Insurance as a defined contribution retirement benefit fund for qualifying employees. The Provident Fund Plan is operated by the Regional Provident Fund Commissioner. Under the scheme, the company is required to contribute a specified percentage of payroll cost to the retirement benefit schemes to fund the benefits. Employees State Insurance is remitted to Employees State Insurance Corporation.

Defined Benefit Plan

For Defined Benefit Plan the cost of providing benefits is determined using the Projected Unit Credit Method with actuarial valuation being carried out at each Balance Sheet date. Actuarial Gains or Losses are recognised in full in the Profit and Loss Account for the period in which they occur.

a. Gratuity

The Company makes annual contribution to the Employees' Group Gratuity-cum-Life Assurance Scheme of the Life Insurance Corporation of India and other Insurers, a funded defined benefit plan for qualifying employees. The Scheme provides for lump sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount equivalent to 15 days salary payable for each completed year of service, or part thereof in excess of six months. Vesting occurs upon completion of five years of service.

b. Leave Encashment Benefits

The Company pays leave encashment benefits to employees as and when claimed subject to the policies of the Company. The Company provides leave benefits through Annual Contribution to the fund managed by an Insurer.

J. Segment Reporting

The company has complied with Accounting Standard 17- 'Segment Reporting' with Business as a primary segment. The company operates in a single Geographical segment which is India and the product sold in the pharmacies in all cases are regulated under Drug Control Act which applies uniformly all over the country. The risk and returns of the enterprise are very similar in different Geographical areas within the country. And hence there is no reportable secondary segment as defined in Accounting Standard 17.

The accounting policies adopted for segment reporting are in line with the accounting policies of the Company with the following additional policies for Segment Reporting:

i. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "unallocable expenses".

ii. Inter segment revenue and expenses are eliminated.

The Company has disclosed this Segment Reporting in Consolidated Financial Statements as per para (4) of Accounting Standard - 17, 'Segment Reporting'.

K. Earnings Per Share

In determining the earnings per share, the Company considers the net profit after tax before extra ordinary item and after extraordinary items and includes post - tax effect of any extraordinary items. The number of shares used in computing the earnings per share is the weighted average number of shares outstanding during the period. For computing diluted earnings per share, potential equity is added to the above weighted average number of shares

L. Taxation

i. Income Tax

Income Tax is computed using the tax effect accounting method, where taxes are accrued in the same period as and when the related revenue and expense arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions.

ii. Deferred Tax

The differences that result between the profit calculated for Income Tax purposes and the profit as per the financial statements are identified and thereafter deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and get reversed in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the beginning of this accounting year based on the prevailing enacted or substantially enacted regulations.

iii. Fringe Benefit Tax

Fringe Benefit Tax is provided in respect of benefits defined under Section 115 W of the Income Tax Act, 1961 to the employees during this year at the prescribed rates.

M. Impairment

During the year 2002-03 on a review of fixed assets certain selected medical equipments were identified and impaired. For the current year on a review as required by Accounting Standard 28, 'Impairment of Assets' the management is of the opinion that no impairment loss or reversal of impairment loss is required, as conditions of impairment do not exist.

N. Bad Debts Policy

The Board of Directors approves the Bad Debt Policy, on the recommendation of the Audit Committee after the review of debtors every year. The standard policy for write off of bad debts is as given below subject to management inputs on the collectibility of the same;

Period	% of write off
0-1 years	0%
1-2 years	25%
2-3 years	50%
Over 3 years	100%

O. Miscellaneous Expenditure

Preliminary, Public Issue, Rights Issue Expenses and Expenses on Private Placement of shares are amortised over 10 years.

P. Deferred Revenue Expenditure

Special advertisement expenditure, software expenses and expenditure incurred on the up gradation of the building of AB Medical Centres Limited up to the commencement of the lease in the year 2003 - 04 are written off over a period of five years.

Q. Intangible Assets

Intangible assets are initially recognised at cost and amortised over the best estimate of their useful life. Cost of software including directly attributable cost, if any, acquired for internal use, is allocated / amortized over a period of 36 months.

R. Provisions, Contingent Liabilities and Contingent Assets

A provision is recognised when the company has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Contingent Liabilities are not provided for unless a reliable estimate of probable outflow to the company exists as at the Balance Sheet date. Contingent Assets are not recognised.

2. Related Party Disclosures

I. Enterprises over which Control Exists:

Subsidiaries:	Unique Home Health Care Limited
	AB Medical Centres Limited
	Apollo Health and Lifestyle Limited
	Imperial Hospital & Research Centre Limited
	Samudra Healthcare Enterprises Limited
	Apollo Hospital (UK) Limited

II. Other Related Parties with whom the Company had Transactions:

Joint Ventures:	Apollo Gleneagles Hospital Limited, Kolkata.
	Apollo Gleneagles PET CT Private Limited, Hyderabad.
	Apollo Hospitals International Limited, Ahmedabad.*
	Universal Quality Services LLC,Dubai. @
Associates:	Family Health Plan Limited
	Indraprastha Medical Corporation Limited
	Apollo Health Street Limited
	The Lanka Hospitals Corporation Limited**
Key Management Personnel:	Dr. Prathap C Reddy.
	Smt. Preetha Reddy.
	Smt. Suneeta Reddy.
	Smt. Sangita Reddy.
	Shri. P.Obul Reddy
Common Key Management Personnel	Apollo Sindoori Hotels Limited
	Apollo Sindoori Capital Investment Limited
	Apollo Mumbai Hospital Limited
	M/s. P. Obul Reddy & Sons

*- formerly a subsidiary, now a Joint Venture with effect from 1st April, 2006

** - The Lanka Hospitals Corporation Limited ceases to be a Associate with effect from August, 2006.

@ - Refer Note 15(c) in Notes forming part of Accounts.

(Rs.)

Sl. No.	Name of the related party	Nature of relationship	Nature of transactions	31.03.2007	31.03.2006
1	Unique Home Health Care Limited	Wholly Owned Subsidiary	a) Investment in Equity	297,400,000	7,400,000
			b) Advances given	84,299,394	269,751,136
			c) Cumulative Deposits accepted	666,000	636,000
			d) Interest paid	-	38,078
2	A B Medical Centres Limited	Wholly Owned Subsidiary	a) Investment in Equity	21,799,899	21,799,899
			b) Lease rentals paid	7,200,000	7,200,000
			c) Advance given	18,081,110	23,553,108
3	Apollo Health & Lifestyle Limited	Wholly Owned Subsidiary	a) Investment in Equity	15,000,000	15,000,000
			b) Unsecured loans given	-	40,594,372
			c) Interest receivable	-	9,283,762
			d) Royalty receivable	2,135,900	2,230,290
			e) Rent received	414,673	376,976
			f) Receivables as at year end	1,012,259	6,705,349
			g) Franchise Fees	561,800	551,000
			h) Reimbursement of expenses	871,959	6,000
			i) Advance for Investment	49,517,229	-
			j) Payable at year end	16,578	-
			k) Advance given	3,345,609	-
4	Samudra Healthcare Enterprises Limited	Wholly Owned Subsidiary	a) Investment in Equity	101,100,000	101,100,000
			b) Pharmacy Income	7,491,188	1,322,888
			c) Receivables at year end	4,212,182	629,787
			d) Advance for investment	149,500,001	149,500,001
			e) Salaries	488,816	-
			f) Advance given	10,573	79,072
5	Apollo Hospital (UK) Limited	Wholly Owned Subsidiary	a) Investment in Equity	390,000	390,000
6	Apollo Hospitals International Ltd	Joint Venture	a) Investment in Equity	2,117,170	223,300,000
			b) Corporate Guarantees executed	763,000,000	763,000,000
			c) Unsecured Loans	-	49,000,000
			d) Receivables as at year end	2,244,798	109,107,273
			e) Pharmacy Income	-	44,259,909
			f) Rent Paid	-	2,045,650
			g) Reimbursement of Expenses	522,110	508,417
			h) Advance for Investment	175,868,307	-
7	Imperial Hospital & Research Centre Ltd	Subsidiary (51% stake in equity)	a) Investment in Equity	298,810,000	298,810,000
			b) PMA Fees	3,147,816	4,408,000
			c) Reimbursement of Expenses	7,030,906	352,262
			d) Advance for Investment	52,900,000	-
			e) Payables	25,000	-
			f) Receivables as at year end	12,040,869	-
			g) Pharmacy Income	5,972,007	-
			h) Advance given	668,035	-
8	Indraprastha Medical Corporation Ltd	Associate	a) Investment in Equity	184,378,601	139,978,412
			b) Receivables as at year end	76,782,561	70,068,576
			c) Pharmacy Income	593,805,258	496,545,454
			d) Rent Paid	-	25,155,344
			e) Advance for Investment	9,908,961	-
			f) Commission on Turnover	20,275,216	-
			g) Licence Fees	8,700,000	-

(Rs.)

Sl. No.	Name of the related party	Nature of relationship	Nature of transactions	31.03.2007	31.03.2006
9	Apollo Health Street Ltd	Associate	a) Investment in Equity	231,854,880	6,100,000
			b) Lease rent income	18,926,544	11,836,300
			c) Receivables as at year end	1,552,082	2,148,012
			d) Reimbursement of expenses	-	195,086
10	The Lanka Hospitals Corporation Ltd	Ceased to be an Associate from August 2006	a) Investment in Equity	-	295,232,166
			b) Receivables as at year end	-	8,710,783
			c) Pharmacy Income	2,867,855	7,081,335
			d) OMA Fees	1,646,352	6,113,432
			e) Reimbursement of expenses	5,929,501	17,826,541
11	Family Health Plan Ltd	Associate	a) Investment in Equity	4,900,000	4,900,000
			b) Receivables as at year end	2,387,517	1,697,522
			c) Income from Hospital Services	-	1,296,826
			d) Reimbursement of expenses	-	986,000
12	Apollo Gleneagles Hospital Ltd	Joint Venture	a) Investment in Equity	103,121,930	103,121,930
			b) Advance given	43,757,263	54,642,070
			c) Receivables as at year end	21,126,703	33,366,029
			d) Commission	28,484,739	10,464,972
			e) Pharmacy Income	206,117,212	169,575,221
			f) Rent and Electricity	925,719	713,587
			g) Reimbursement of Expenses	773,208	2,124,749
			h) Advance for Investment	50,000,000	-
			i) TDS	1,622,609	-
13	Apollo Gleneagles PET CT Pvt Ltd	Joint Venture	a) Investment in Equity	75,000,000	59,999,930
			b) Receivables as at year end	1,629,875	14,913,093
			c) Rent received	2,193,000	1,500,000
			d) Advance for investment	-	15,000,070
			e) Electricity charges recovered	-	309,188
			f) Reimbursement of Expenses	506,258	582,532
			g) Fees receivable	1,410,560	1,410,560
			h) Pharmacy income	365,343	-
			i) Royalty received	401,918	-
14	Apollo Mumbai Hospitals Ltd	Enterprises over which Key Management Personnel exercise significant influence	a) Pharmacy Sales	9,463,072	-
			b) Reimbursement of Expenses	1,996,174	-
			c) Receivables at year end	2,836,945	-
15	Medvarsity Online Ltd	Enterprises over which Key Management Personnel exercise significant influence	a) Investment in Equity by Apollo Health Street Ltd	33,999,300	33,999,300
			b) Rent received	584,868	531,696
			c) Receivable at year end	895,982	-
16	Apollo Sindoori Capital Investment Ltd	Enterprises over which Key Management Personnel exercise significant influence	Brokerage Paid	4,000,443	5,317,504

(Rs.)

Sl. No.	Name of the related party	Nature of relationship	Nature of transactions	31.03.2007	31.03.2006
17	Apollo Sindoori Hotels Ltd	Enterprises over which Key Management Personnel exercise significant influence	a) Payables at year end b) Transaction during the year	852,199 64,121,241	1,967,363 73,100,499
18	M/s. P. Obul Reddy & Sons	Enterprises over which Key Management Personnel exercise significant influence	a) Receivables as at year end b) Transaction during the year	303,132 8,903,468	35,241 12,926,413
19	Apollo Health Resources Ltd	Enterprises over which Key Management Personnel exercise significant influence	a) Rent Earned b) Receivable as on 31.03.2007	387,716 488,913	- -

3. **Contingent Liabilities**

a. Claims against the company not acknowledged as debts- Rs.432,174,724/- (Rs.418,893,934/-)

b. Estimated amount of contracts remaining to be executed on capital account not provided for on account of the expansion cum diversification programme of the company Rs 3,040,324,000./- (Rs.12,822,814/-).

c. Exports obligation to be fulfilled in the next eight years on availing of concessional excise duty on imports under 5% EPCG scheme to the extent of eight times the duty saved, amounts to Rs. 138,486,904/- (Rs. 77,153,480/-). The amount of duty saved during the year was Rs. 17,310,863/- (Rs. 9,644,185/-).

d. The estimated customs duty guarantees given by the company in favour of the Assistant Collector of Customs, pending receipt of customs duty exemption certificates amounts to Rs.99,700,026/- (Rs. 99,700,026 /-).

This is subject to the result of writ petition pending in the Madras High Court with respect to the Chennai Hospital division Rs.73,709,545/- (Rs. 73,709,545/-).

Application has been made for duty exemption certificates by the Pharmaceutical division, which is pending with the Government. The estimated customs duty is Rs. 14,825,739/- (Rs.14,825,739/-).

The Hyderabad division has executed bonds in favour of the President of India to the extent of Rs.11,164,742/- (Rs.11,164,742/-) pending its application for receipt of customs duty exemption certificates from the Government.

e. (i) Letters of credit opened by various banks in favour of foreign suppliers for consumables, spares, medicines and medical equipments amounts to Rs. 16,001,462/- (Rs.28,282,567/-).

(ii) Bank Guarantees as on 31.03.2007, Rs.106,220,276/- (Rs.98,767,600/-)

(iii) Corporate Guarantees

Rs. in Crores

On behalf of	In Favour of	As at 31.03.2007	As at 31.03.2006
Apollo Hospitals International Limited	HDFC	55.55	55.55
	IDBI	5.00	5.00
	IDFC	15.75	15.75
Total		**76.30**	**76.30**

f. i) Additional liability, for payment of sales tax on work orders pursuant to court proceedings between contractors and the State governments amounts to Rs.206,076/- (Rs.206,076/-) in the case of Chennai division.

ii) In respect of the claim for sales tax made by the Commercial Tax Department for Rs.1,233,338/- (Rs.281,361) for the various assessment years, the matter is under contest in the case of Pharmacy division.

4. The Company has pledged its 20,775,197 shares in Apollo Gleneagles Hospital Limited as a security for the loan advanced by IDFC and HDFC to Apollo Gleneagles Hospital Limited.

5. **Terms of Redemption of Debentures:**

a) 10.80% Non-Convertible Debentures privately placed with Indian Bank, Indian Overseas Bank, Jammu & Kashmir Bank Limited., Andhra Bank and Life Insurance Corporation of India shall be redeemed in three instalments of 33%,33% & 34% at the end of the 3rd, 4th and 5th year from the date of allotment (5th April,2002) respectively. Accordingly the first and second instalments were redeemed in April 2005 and April 2006 respectively. The last installment has been redeemed in April 2007.

b) 8.57% Non-Convertible Debentures privately placed with Karnataka Bank Ltd. shall be redeemed in three annual instalments at the end of the 3rd, 4th and 5th years from the date of allotment (19th September, 2002) respectively. Accordingly the first and second instalments were redeemed in September 2005 and September 2006 respectively. The last installment will be redeemed in September 2007.

c) 7.27% Non- Convertible Debentures privately placed with General Insurance Corporation of India and Karnataka Bank Ltd has been repaid fully on July, 2006.

6. **Details of Secured Loans and Security**

a. Debentures

i) 10.80% Non-Convertible Debentures privately placed with Indian Bank, Indian Overseas Bank, Jammu & Kashmir Bank Limited, Andhra Bank and Life Insurance Corporation of India secured by,

a. An Equitable Mortgage of all immovable properties situated at No.21 Greams Lane , off. Greams Road, Chennai-600 006 and No.320 Mount Road, Teynampet, Chennai-600 018 both present and future ranking paripassu with other debentures.

b. A charge on the whole of movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future (save and except book-debts) whether installed or not, and whether now lying, or stored in ,or about, or shall, hereafter from time to time during the continuance of the security, be brought into, or upon, or be stored, or be in, or about , any or all of the Company's factory premises or godown situated at No.21, Greams Lane, off Greams Road,Chennai-600 006 and No.320, Anna Salai, Teynampet, Chennai-600 018, or wherever else the same may be or be held by the party to the order or disposition of the Company or in the course of transit or high seas or on order or delivery howsoever and wheresoever in the possession of the Company ranking pari passu with other debentures.

ii) 8.57% Non-Convertible Debentures privately placed with Karnataka Bank Limited, secured by,

a. An Equitable Mortgage of all immovable properties situated at No.21 Greams Lane, off. Greams Road, Chennai-600 006 and No.320 Mount Road, Teynampet, Chennai-600 018 both present and future ranking pari passu with other debentures.

b. A charge on the whole of movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future (save and except book-debts) whether installed or not, and whether now lying, or stored in ,or about, or shall, hereafter from time to time during the continuance of the security, be brought into, or upon, or be stored, or be in, or about , any or all of the Company's factory premises or godown situated at No.21, Greams Lane, Off Greams Road, Chennai-600 006 and No.320, Anna Salai, Teynampet , Chennai-600 018, or wherever else the same may be or be held by the party to the order or disposition of the Company or in the course of transit or high seas or on order or delivery howsoever and wheresoever in the possession of the Company ranking pari passu with other debentures.

b. **HDFC Bank Limited**

Loan from HDFC Bank Limited is secured by way of

i. First pari passu hypothecation charge on all movable assets of the company, present and future.

ii. Pari passu equitable mortgage of immovable properties situated at No.21, Greams Lane, off Greams Road, Chennai - 600 006 and No.320, Anna Salai, Teynampet, Chennai - 600 018 both present and future.

c. **Indian Bank**

Loan from Indian Bank is secured by way of

i. First paripassu hypothecation charge on all movable assets of the company, present and future.

ii. Paripassu equitable mortgage of immovable properties situated at No.21, Greams Lane, off Greams Road, Chennai - 600 006 and No.320, Anna Salai, Teynampet, Chennai - 600 018 both present and future.

iii. Pledge of units under Kotak FMP Series XIII, XIV, XXI - Growth Schemes of Kotak Mahindra Mutual Fund.

d. **Bank of Bahrain and Kuwait BSC.**

Loan from Bank of Bahrain and Kuwait BSC is secured by first pari passu hypothecation charge on entire movable fixed assets present and future and an equitable mortgage of all immovable properties situated at No.21 Greams Lane, off. Greams Road, Chennai- 600 006 and No.320 Mount Road, Teynampet, Chennai - 600 018, both present and future ranking paripassu with the existing loans.

e. Loans and advances from Banks are secured by hypothecation of inventories and book debts, and a second charge on specific fixed assets of the company.

f. In Hyderabad division, fixed deposit receipts worth Rs.6,062,689/- (Rs.9,404,672/-) are under lien with the bankers for obtaining Letters of credit and Bank Guarantee.

7. Consequent to the adoption of Accounting Standard 15, 'Employee Benefits' (Revised 2005) issued by the Institute of Chartered Accountants of India ,the company has reviewed and revised its Accounting Policies in respect of Employee Benefits. Consequent upon the change, the additional charge to the Profit & Loss Account is Rs. 11.34 Million. In accordance with the transitional provision contained in the Standard, the difference of Rs. 96.11 Million between the liability in respect of Employee Benefits existing on the date of adoption and the liability that would have been recognised at the same date under the previous accounting policy has been adjusted against the opening balance in the Revenue Reserve.

Defined Benefit Plan Rs. in millions

Particulars	As at 31st March 2007
Present Value of Obligation as on 1st April 2006	163.41
Service Cost	27.92
Interest Cost	12.00
Actuarial (Gain) / Loss	(9.27)
Benefit Paid	(6.80)
Present Value of Obligation as on 31st March 2007	186.26
Defined benefit obligation liability as at the balance sheet is wholly funded by the company / Change in plan assets / Fair Value of Plan Assets as on 1st April 2006	67.30
Expected return on plan assets	6.90
Actuarial gain / (loss)	27.40

Rs. in millions

Contributions	21.92
Benefits paid	(6.80)
Fair Value of Plan Assets as on 31st March, 2007	116.72
Reconciliation of present value of the obligation and the fair value of the plan assets	
Present value of the defined benefit	186.26
Fair value of plan assets at the end of the year	(116.72)
Liability / (Assets)	69.54
Unrecognised past service cost	38.31
Liability / (Assets) recognised in the balance sheet	107.84
Gratuity cost for the period	
Service Cost	65.23
Interest Cost	12.00
Expected return on plan assets	(6.90)
Actuarial (Gain) / Loss	(36.67)
Net gratuity cost	33.66
Investment details of plan assets	
100% of the plan assets are invested in debt instruments	
Actual return on plan assets:	34.30
Assumptions	
Interest rate	7.50%
Estimated rate of return on plan assets	7.50%

8. **Leases**

In Respect of Non-cancellable Operating Leases

Minimum Lease Payments	31.03.2007 (Rs.)	31.03.2006 (Rs.)
Not later than one year	137,290,352	68,464,796
Later than one year and not later than five years	436,963,309	234,174,986
More than five years upto ten years	962,296,382	349,859,816

All operating leases are renewable after the period of agreement on mutual consent of both lessor and lessee.

9. The company has issued and allotted 1,550,000 equity warrants convertible into equity shares of nominal value of Rs.10/- each at a premium of Rs.432.55 on 9th Feb, 2007 to Smt. Sangita Reddy, one of the promoters of the Company on a preferential allotment basis. The issue price is higher than the minimum price Rs.442.52 fixed in accordance with the guidelines for preferential issues of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000. Accordingly the promoters have paid 10% of the consideration per warrant Rs.442.55 on the date of allotment. The balance 90% is payable on the exercise of option for conversion within 18 months of date of allotment.

10. **Extraordinary Items**

The Extraordinary item relates to profit on sale of shares held in The Lanka Hospitals Corporation Limited amounting to Rs.325,068,449/- (Nil)

11. Earnings in Foreign Exchange

Particulars	31.03.2007 (Rs.)	31.03.2006 (Rs.)
Hospital Division		
Hospital fees	36,054,051	33,789,577
Pharmacy Division		
Project Consultancy Services	78,167,520	24,256,509
Reimbursement of expenses	12,478,040	24,968,636
Pharmacy Sales	5,390,458	7,278,473

12. Directors travelling included in travelling and conveyance amounts to **Rs.5,647,564/-** (Rs.6,856,821/-).

13. Unclaimed Dividend

Year	Amount (Rs.)
1999-2000	1,522,998
2000-2001	1,416,083
2001-2002	1,314,870
2002-2003	1,474,436
2003-2004	1,804,736
2004-2005	2,181,545
2005-2006	2,535,862

During the year, the amount transferred to the Investor Education and Protection Fund of the Central Government as per the provisions of Section 205A and 205C of the Companies Act, 1956 is Rs. 1,063,368/- (Rs.945,074/-) This represents the dividend and deposits remaining unclaimed for a period of 7 years from the date they became due for payment, during the year, as per Section 205A and 205C of the Companies Act, 1956.

14. Additional net Deferred Tax Liability of Rs. 20,443,681/- (Rs.14,541,818/-) for the period has been recognized in the Profit & Loss account.

	Deferred Tax Liability as at 31.03.2007 (Rs.)	Current year charge /(credit) (Rs.)	Deferred Tax Liability as at 31.03.2006 (Rs.)
Deferred Tax Liability on account of Depreciation	479,753,407	25,093,560	454,659,847
Deferred Tax Liability on account of Deferred Revenue Expenditure	90,881,976	(4,649,879)	95,531,855
Total	**570,635,383**	**20,443,681**	**550,191,702**

The company adjusts the amount of deferred tax liability carried forward by applying the tax rate that has been enacted or substantively enacted at the date of the Balance Sheet on accumulated timing differences. Such differences were accounted for in 2004 - 05. Such adjustment has been effected this year since the tax rates changed for the fiscal 2007.

The effects on such Deferred Tax Liability, if any, arising out of assessments completed but under contest under various stages will be made on the appeals being decided.

15. (a) The jointly Controlled Entities considered in the Consolidated Financial Statements is:

Name of the Company	Country of Incorporation	Proportion of ownership Interest (%) 31.03.2007	Proportion of ownership Interest (%) 31.03.2006
Apollo Gleneagles Hospital Limited	India	50	50
Apollo Gleneagles PET CT Private Limited	India	50	50
Apollo Hospitals International Limited *	India	50**	-

* formerly 55.35% subsidiary, now a Joint Venture with effect from 1st April, 2006

** Inclusive of 49.48% shares held by Unique Home Health Care Limited, a 100% Subsidiary of Apollo Hospitals Enterprise Limited.

(b) The group's interests in the joint venture accounted for using proportionate consolidation in the Consolidated Financial Statements are :

Amount in Rs.

I ASSETS	As at 31st March, 2007	As at 31st March, 2006
1. Net Fixed Assets	1,469,367,828	961,519,466
2. Capital Work-in-Progress	66,803,326	6,189,882
3. Investments	27,500,000	2,500,000
4. Current Assets,Loans and Advances		
a) Inventories	21,762,662	9,103,305
b) Sundry Debtors	61,328,544	41,093,748
c) Cash and Bank Balances	34,226,397	13,230,328
d) Loans and Advances	38,704,812	32,770,576
5. Deferred Tax Asset (Net)	75,199,443	2,988,899
II LIABILITIES	**As at 31st March, 2007**	**As at 31st March, 2006**
1. Secured Loans	1,150,403,198	761,127,131
2. Unsecured Loans	162,320,836	186,914,740
3. Current Liabilities and Provisions		
a) Liabilities	152,413,921	70,863,437
b) Provisions	3,406,948	2,797,285
III INCOME	**For the year ended 31st March, 2007**	**For the year ended 31st March, 2006**
1. Income from healthcare services	492,129,422	309,959,012
2. Other Income	2,219,262	1,396,576
IV EXPENSE	**For the year ended 31st March, 2007**	**For the year ended 31st March, 2006**
1. Operating Expenses	172,504,325	87,969,589
2. Payment and provisions to employees	112,049,186	69,396,254
3. Administrative and other expenses	111,423,804	74,117,257
4. Financial expense	105,231,587	56,537,356
5. Depreciation / Amortisation / Impairment	100,466,251	68,488,959
6. Profit Before Taxation	(107,326,468)	(45,153,827)
7. Provision for Taxation (Including Deferred Tax Liability and fringe benefit tax)	15,179,989	440,005
8. Deferred Tax Asset	(46,904,666)	(2,988,899)
9. Proft after taxation before minority interests	(75,601,790)	(42,604,933)
10. Minority interests	-	-
11. Net Profit	(75,601,790)	(42,604,933)
V OTHER MATTERS	**31.03.2007**	**3.03.2006**
1. Contingent Liabilities	37,482,000	18,779,000
2. Capital Commitments	67,060,500	7,582,500

(c) In respect of Universal Quality Services LLC, Dubai, in the absence of any business activity during the year 2006-07, the effect of the operations has not been included in the Consolidated Financial Statements. The Company is in the process of being liquidated after obtaining necessary statutory permissions. The whole of the amounts in the form of investments and advances have been written off in the books of Apollo Hospitals Enterprise Limited

16. Bank of Bahrain and Kuwait BSC has granted a loan of USD 3 Million during 2003-04 to the company. The company had entered into a forward currency contract with HDFC Bank in Indian rupees at a fixed interest rate for hedging the foreign currency fluctuation risk and the interest rate risk. The tenure of this derivative contract matches the tenure of the loan. Income earned on currency swap transactions during the year on unsettled contracts as on 31st March, 2007, accounted for in the Profit and Loss Account as interest received is Nil (Rs.114,739/-). The outstanding unsettled contracts as on 31st March, 2007 amounts to Rs.67,859,000/- (Rs.96,316,000/-).

17. During the current financial year, the amount transferred to Debenture Redemption Reserves is Nil (Rs.100,000,000/-) since the balance in the reserve is considered adequate to meet the liability for redemption of Debentures in the future.

18. i. Confirmation of balances from Debtors, Creditors and for Deposits are yet to be received in a few cases though the company has sent the letters of confirmation to them.

ii. Sundry Debtors represent the debt outstanding on sale of hospital services, medicare products, lease rentals and project meeting fees and is considered good. The company holds the personal security of the debtors.

iii. Sundry Debtors and Loans and Advances shown under the head Current Assets includes the amounts due from concerns which are under same management or in which some of the Directors are interested as Directors/ Trustees, which amounts to Rs.285,209,685/- (Rs.574,485,113/-). There are no amount due from Directors/ Officers / Trustees (Previous year - Nil).

Loans and advances due from Subsidiaries, Joint Ventures and Associates are as follows:

Amount in Rs.

	As on 31.03.2007	Maximum Outstanding during 2006-07	As on 31.03.2006	Maximum Outstanding during 2005-06
In the Nature of Loan :				
Apollo Health and Lifestyle Limited	-	40,594,372	40,594,372	40,594,372
Others :				
Unique Home Health Care Limited	84,299,394	518,433,965	269,751,135	273,751,135
AB Medical Centres Limited	18,081,110	23,087,748	23,553,108	41,190,348
Imperial Hospital and Research Centre Limited	668,035	33,240,975	-	-
Samudra Healthcare Enterprise Limited	10,573	753,573	79,042	170,179
Apollo Health and Lifestyle Limited	3,345,609	3,598,906	363,614	398,396
Apollo Gleneagles Hospitals Limited	43,757,263	54,645,070	54,642,070	54,642,070

iv. Advances and deposits represent the advances recoverable in cash or in kind or for value to be realised. The amounts of these advances and deposits are considered good for which the company holds no security other than the debtors' personal security.

19. Prior period income or expenditure during the year is Nil. (Rs.63,530,042/-).

20. Fringe Benefit Tax of the previous year included in current year accounts is Rs. 772,000/-.

21. **Power Generation**

The Electricity charges incurred in respect of main hospital is net of Rs.7,321,255/- (Rs.7,700,635/-) [units qualified KWH - 1,464,251 (1,540,127)], being the rebate received from TNEB for Wind Electric Generators owned & run by the Company.

22. The company has been exempted from disclosing the quantitative particulars as per para 3(ii)d of Part II of Schedule VI of the Companies Act, 1956 in respect of items forming less than 10% of the total value of Turnover purchase, goods traded, sales, consumption of raw material etc for the financial year ended 31.03.2007.

The details in respect of items forming more than 10% of the total turn over is given below:

Tablets	Quantity	Value (Rs.)
Opening Stock	20,228,638	102,997,139
Purchase	247,002,485	1,257,650,127
Sales	256,517,431	1,549,560,502
Closing Stock	10,713,692	138,419,798

In view of the Company being exempted from disclosing quantitative particulars as per para 3 (ii)d of part II of Schedule VI of Companies act, 1956 for the financial year ended 31st March, 2006, no previous year figures are not given.

23. The Company has been exempted from publishing the financial statements for five of its subsidiaries which are required to be attached to the company's accounts, under Sec.212(1) of the Companies Act, 1956 for the financial year ended 31.03.2007. However, necessary disclosure under Sec.212 has been made. The accounts of the sixth subsidiary, Apollo Hospital (UK) Limited have been published under Section 212 of the Companies Act,1956.

24. There are no amounts due to Small Scale Industrial Undertakings/concerns as at 31.03.2007 (as on 31.03.2006 - Nil)

25. In the process of acquiring Apollo Gleneagles Hospitals Limited (AGHL) in Kolkata , Apollo Hospitals Enterprise Limited had initially invested Rs.3 crores [0.5 crores towards equity and Rs.2.5 crores to discharge other liabilities of AGHL , erstwhile Duncan Gleneagles Hospital Limited (DGHL)] to acquire 50.26% holding in the DGHL (subsequently reduced to 49%,now increased to 50%). AGHL assigned an unsecured debt of Rs.17.6 crores existing in its books to Apollo Hospitals Enterprise Limited. As a measure of prudence, this amount is not recognized as an advance or investment in the books of Apollo Hospitals Enterprise Limited currently and will be accounted for as and when the amount(s) are received.

26. On review of the operations of setting up the Hospital in Noida, the Company has re-assigned the lease agreement between itself and the lessor to its associate, Indraprastha Medical Corporation Limited by extinguishing its rights and privileges in the original lease deed dated 27.10.2001.

27. **Expenditure in Foreign Currency**

Particulars	For the period ended 31.03.2007 (Rs.)	For the year ended 31.03.2006(Rs.)
a. CIF Value of Imports		
(i) Machinery and Equipment	199,980,611	135,289,400
(ii) Stores and Spares	17,049,587	17,924,573
(iii) Other Consumables	12,653,806	12,122,173
b. Investments	-	28,323,734
c. Expenditure		
(i) Travelling Expenses	18,083,313	11,094,307
(ii) Professional Charges	64,855,868	8,209,357
(iii) Subscription	434,135	
(iv) Rates & Taxes	-	30,706
(v) Staff Welfare Expenses	438,586	-
(vi) Advertisement	1,120,528	-
(vii) Transport Charges	1,115,310	-
(viii) Books and Periodicals	100,576	-
(ix) Office Maintenance Expenses	371,592	516,120
(x) Project Expenses	83,900	433,505
(xi) Rent	1,502,252	1,032,385

d. Dividends		
(i) Amount remitted during the year in foreign currency on account of dividends excluding the payment of dividends directly to the shareholder's Non-resident external bank account.	12,259,403*	17,656,328
(ii) Non-Resident shareholders to whom remittance was made Nos.	246*@	971
(iii) Shares held by non-resident share-holders on which dividend was paid Nos.	2,724,303*@	28,273,210
e. Interim Dividend		
(i) Amount remitted during the year in foreign currency on account of dividends excluding the payment of dividends directly to the shareholder's Non-resident external bank account.	1,917,819	-
(ii) Non-Residents shareholders to whom remittance was made Nos.	243	-
(iii) Shares held by non-resident share-holders on which dividend was paid	639,273	-

* relates to the dividend declared for the year ended 31st March, 2006

@ Includes number of non-resident shareholders to whom dividend was credited in Indian Rupees which was included in the previous year.

28. Managerial Remuneration

Particulars	31st March 2007 (Rs.)	31st March 2006 (Rs.)
Profit before Managerial Remuneration	1,447,552,893	947,963,980
Add: Provision for Bad debts	6,738,817	11,810,872
Add: Loss on sale of assets and investments	5,058,331	-
Less: Profit on sale of assets & investments	325,210,596	177,485
Divisible Profit to Managerial Remuneration	1,134,139,445	959,597,067
Remuneration		
Chairman (5% of profits)	52,144,342	44,728,299
Managing Director (2% of profits)	20,857,737	17,891,320
Executive Director - Finance (1.25% of profit)	13,036,086	3,122,470
Executive Director - Operations (0.50% of profits)	5,214,434	2,088,988
Commission to Non Executive Directors	5,236,986	1,601,505

29. Earnings Per Share:

Particulars	31.03.2007	31.03.2006
Profit after Preference Dividend and before extraordinary items attributable to equity shareholders (Rs.) - (A1)	675,627,529	602,162,205
Weghted Average Equity shares outstanding during the year.(Nos) - (B1)	50,969,016	48,060,399
Basic Earnings Per Share before extra- ordinary item (Rs.) - (A1/B1)	13.26	12.53
Convertible Equity Warrants issued during the year (Nos) - (C1)	1,550,000	1,039,965
Weighted Average Equity Shares outstanding for Diluted Earnings Per Share (Nos) - (D1)	51,795,706	49,100,364
Diluted Earnings Per Share before extra- ordinary item (Rs.) - (A1/D1)	13.04	12.26
Profit after Preference Dividend and extraordinary items attributable to equity shareholders (Rs.) - (A)	1,000,695,978	602,162,205
Weighted Average Equity shares outstanding during the year (Nos) - (B)	50,969,016	48,060,399
Basic Earnings Per Share after extra- ordinary item (Rs.) - (A/B)	19.63	12.53
Convertible Equity Warrants issued during the year (Nos.) - (C)	1,550,000	1,039,965
Weighted Average No of Shares for Diluted Earnings per Share (Nos) - (D)	51,795,706	49,100,364
Diluted earnings per share after extra- ordinary item (Rs.) - (A/ D)	19.32	12.26

30. Consumption of Materials

Particulars	2006 - 2007		2005 - 2006	
	Value (Rs.)	%	Value (Rs.)	%
Total Consumption of Materials	926,226,744	100.00	1,220,788,209	100.00
Indigenous Materials	900,026,435	97.17	1,194,425,701	92.11
Imported Materials	26,200,309	2.83	26,362,508	7.89

(Consumption relates to items used for medical services only.)

31. Audit Expenses

As Statutory Auditors

Particulars	31.03.2007 (Rs.)	31.03.2006 (Rs.)
Audit Fees	898,880	729,560
Tax Audit	224,000	187,340
Other Services (includes Certification Fees associated with GDR issue)	6,213,437	3,460,280
Expenses	250,247	321,020
Total	**7,586,564**	**4,698,200**

32. In respect of the Income Tax claims of Rs.1,786.44 Lakhs (Rs.1,459.38 Lakhs) by the Income Tax Department, the amount is under contest.

33. National Saving Certificates shown under investments are given as security to the Chief Ration Officer, Government of Andhra Pradesh.

34. The net difference in Foreign Exchange (the difference between the spot rates on the date of the transactions, and the actual rates at which the transactions are settled) amounting to Rs.128,649/- (Rs.1,671,855/-) has been adjusted to the Profit and Loss Account, which is in conformity to the Accounting Standard 11 on 'Accounting for the effects of changes in Foreign Exchange rates' issued by the Institute of Chartered Accountants of India. Amount adjusted to the cost of fixed assets on account of exchange differences is by Rs.6,679,479/- (Rs.1,629,953/-)

35. The Company has increased the Authorised Share Capital to Rs. 850,000,000/- (2005-06 Rs.700,000,000/-)which is divided into

    (i) 75,000,000 (2005-06 ; 60,000,000) equity shares of Rs. 10/- (2005-06 ; Rs. 10/-) each and

    (ii) 1,000,000 (2005-06 ; 1,000,000) preference shares of Rs. 100/- (2005-06 ; Rs. 100/-) each.

36. During the current financial year , the preferential allotment of 1,039,965 equity warrants made on 3rd June, 2005 at a price of Rs. 334.15 each to the promoters / promoter group convertible into equity shares of nominal value of Rs. 10/- each at a premium of Rs. 334.15 has been converted into equity shares as per the terms of issue.

	Share Capital (Rs.)	Securities Premium (Rs.)
10% of Issue Price received during 2005 - 06	1,039,965	33,710,465
Balance 90% of issue price received during the year 2006-07	9,359,685	303,394,189

37. Figures of the current period and previous year have been rounded off to the nearest rupee (except in the case of Earnings Per Share)

38. Figures in brackets relate to the figures for the previous year.

39. Previous year figures have been regrouped and reclassified wherever necessary to confirm with current years classification.

As per our report annexed
For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 26th June 2007

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Cash Flow Statement

for the year ended 31st March 2007

		31.03.2007		31.03.2006	
		Rs.	Rs.	Rs.	Rs.
A	**Cash Flow from operating activities**				
	Net profit before tax and extraordinary items		1,031,231,847		882,932,603
	Adjustment for:				
	Depreciation	308,011,329		261,333,802	
	Profit on sale of assets	-		(4,600)	
	Profit on sale of investment	(142,147)		(172,885)	
	Loss on sale of asset	5,051,831		1,005,949	
	Interest Paid	164,239,101		117,503,211	
	Miscelleaneous Expenses written off	13,680,137		19,039,364	
	Interest & Dividend received	(85,319,520)		(112,330,647)	
	Provision for bad debts	6,738,817	412,259,548	-	286,374,194
	Operating profit before working capital changes		1,443,491,395		1,169,306,797
	Adjustment for:				
	Trade or other receivables	(95,295,302)		(55,219,173)	
	Inventories	(94,765,321)		(85,932,627)	
	Trade payables	95,947,034		273,385,064	
	Others	(275,777,986)	(369,891,575)	(449,647,300)	(317,414,036)
	Cash generated from operations		1,073,599,820		851,892,761
	Taxes paid		(423,448,739)		(366,949,629)
	Miscellaneous Expenses		(3,745,704)		(3,431,705)
	Cash flow before extraordinary items		646,405,377		481,511,427
	Prior period expenses		-		(22,481,042)
	Net cash from operating activities		646,405,377		459,030,385
B	**Cash flow from investing activities**				
	Purchase of fixed assets		(1,240,516,712)		(923,828,212)
	Sale of fixed assets		4,965,188		48,594,281
	Purchase of investments		(811,904,698)		(1,836,940,000)
	Sale of investments		521,324,977		169,830,684
	Interest & Dividend received		85,319,520		112,330,647
	Cash flow before extraordinary item		(1,440,811,725)		(2,430,012,600)
Sale of equity shares in					
	The Lanka Hospitals Corporation Limited		631,526,787		-
	Net cash used in investing activities		(809,284,938)		(2,430,012,600)

	31.03.2007		31.03.2006	
	Rs.	Rs.	Rs.	Rs.
C Cash flow from financing activities				
Proceeds from issue of equity shares*		9,359,685		90,000,000
Proceeds from issue of share premium*		303,394,189		2,862,860,745
Proceeds from advance against share capital		68,595,250		34,750,431
Proceeds from short term borrowings		1,000,000,000		-
Repayment of finance/lease liabilities		(394,072,598)		(539,279,719)
Dividend & interest paid		(544,756,031)		(332,053,257)
Net cash from financing activities		442,520,495		2,116,278,200
Net increase in cash and cash equivalents (A+B+C)		279,640,934		145,295,984
Cash and cash equivalents (opening balance)		364,394,283		219,098,299
Cash and cash equivalents (closing balance)		644,035,217		364,394,283
Component of Cash and cash equivalents				
Cash on Hand		25,716,507		20,553,118
Balance with Banks		618,318,710		343,841,165

* Refer note 36 in Schedule (J) - Notes Forming Part of Accounts

Notes :

1. Previous year figures have been regrouped wherever necessary.
2. Figures in bracket represent outflow.

As per our report annexed
For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004
Place: Chennai
Date: 26th June 2007

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

AUDITOR'S CERTIFICATE

We have examined the attached Cash Flow Statement of Apollo Hospitals Enterprise Limited for the year ended 31st March 2007. The statement has been prepared by the company in accordance with the requirements of Clause 32 of the Listing Agreement with the Stock Exchanges and is based on and in agreement with corresponding Profit & Loss Account and the Balance Sheet of the company covered by our report of 26th June 2007 to the members of the company.

Place : Chennai
Date : 26th June 2007

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner
(Membership No.: 22167)

Balance Sheet Abstract

and Company's General Business Profile

Balance Sheet Abstract & Company's General Business Profile of the Company under Part IV to Schedule - VI of the Companies Act, 1956

I. Registration Details

Registration No.	08035	State Code	18
Balance Sheet Date	31032007		

II. Capital Raised during the year (Amount in Rs. Million)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	347

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Million)

Total Liabilities	9545.72	Total Assets	9545.72
Sources of Funds			
Paid up Capital	516.38	Reserves & Surplus	7016.89
Secured Loans	1297.51	Unsecured Loans	144.30
Deferred Tax Liability	570.64		
Application of Funds			
Net Fixed Assets	4452.97	Investments	3229.60
Net Current Assets	1855.35	Misc. Expenditure	7.80

IV. Performance of the Company (Amount in Rs. Million)

Turnover	8910.14	Other Income	85.32
Total Expenditure	7964.22	Profit before Extraordinary Item & Tax	+1031.23
Extraordinary Item	+325.07	Profit before Tax	+1356.30
Dividend Rate (%)	50	Profit After Tax	+1000.69
		Earnings Per Share (Basic) Rs.	19.63

V. Generic Names of three principle/product services of Company (as per monetary terms)

Item Code No. (ITC Code)	NIL
Service Description	HOSPITAL

As per our report annexed

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 26th June 2007

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Financial Highlights

(Rs. in Million)

Year Ended	31-Mar-07	31-Mar-06	31-Mar-05	31-Mar-04	31-Mar-03
Balance Sheet					
Sources					
Share Capital	516.38	505.99	415.99	395.18	395.18
Reserve and Surplus	7,016.90	6,038.83	2,862.21	2,071.56	1,864.56
Networth	7,525.48	6,527.08	3,244.85	2,410.25	2,181.81
Loans	1,441.80	827.71	1,367.55	1,563.89	1,709.85
Capital Employed	8,967.28	7,354.79	4,612.40	3,974.14	3,891.66
Deferred Tax Liability	570.64	550.19	535.65	534.50	448.91
Applications					
Gross Block	6,435.85	5,213.00	4,345.29	3,950.75	3,668.24
Accumulated Depreciation	1,982.88	1,682.52	1,427.71	1,232.19	1,061.45
Less : Lease Adjustment	-	-	-	14.14	47.51
Net Block	4,452.97	3,530.48	2,917.58	2,718.56	2,592.65
Investments	3,229.60	2,729.95	1,062.67	909.70	924.17
Current Assets, Loans & Advances					
Inventory	551.95	457.18	371.25	332.23	292.61
Debtors	978.92	890.36	835.14	722.48	682.84
Cash & Bank	644.03	364.39	219.10	143.56	95.18
Loans & Advances	1,847.08	1,835.57	994.13	804.01	711.98
(A)	4,021.98	3,547.50	2,419.62	2,002.28	1,782.61
Current Liabilities & Provisions					
Creditors	557.64	608.25	384.37	385.76	391.55
Other Liabilities	696.94	401.62	314.06	350.10	274.18
Provisions	912.05	893.08	553.39	386.04	293.13
(B)	2,166.63	1,902.95	1,251.82	1,121.90	958.86
Net Current Assets (A-B)	1,855.35	1,644.55	1,167.80	880.38	823.75
Misc. Expenditure	7.80	17.74	33.35	56.49	77.93

Financial Highlights

(Rs. in Million)

Year Ended	31-Mar-07		31-Mar-06		31-Mar-05		31-Mar-04		31-Mar-03	
		%		%		%		%		%
PROFIT AND LOSS ACCOUNT										
Income	8,995.45		7,190.54		5,956.11		4,997.66		4,485.51	
Operative Expenses	4,901.83	54.49	3,905.90	54.32	3,186.49	53.50	2,641.85	52.86	2,380.85	53.08
Salaries and Wages	1,278.70	14.21	984.16	13.69	788.08	13.23	657.04	13.15	586.32	13.07
Administrative Expenses	1,297.76	14.43	927.68	12.90	762.76	12.86	657.55	13.16	579.58	12.92
Other Expenses	13.68	0.15	19.04	0.26	28.08	0.42	29.85	0.60	31.04	0.69
Operating Profit	1,503.48	16.71	1,353.76	18.83	1,190.70	20.00	1,011.37	20.24	907.72	20.24
Financial Expenses	164.24	1.83	117.50	1.63	155.95	2.62	191.61	3.83	242.61	5.41
Depreciation	308.01	3.42	261.33	3.63	226.43	3.80	210.6	4.21	230.05	5.13
Diminution in value of current investment	-		-	-	-	-	22.98	0.45	1.96	0.04
Provision for loss on Investment	-		-	-	21.36	0.36	-	-	-	-
Extraordinary Items	325.07	3.61	92.00	1.28	72.78	1.22	-	-	-	-
PBT	1,356.30	15.08	882.93	12.28	714.18	12.00	586.18	11.73	433.10	9.66
Tax - Current	288.16	3.20	252.92	3.52	221.19	3.71	129.11	2.58	86.36	1.93
- Previous	33.48	0.37								
- Deferred	20.44	0.23	14.54	0.20	1.15	0.02	85.59	1.71	71.81	1.60
Fringe Benefit Tax	13.52	0.15	13.01	0.10	-	-	-	-	-	-
PAT	1,000.70	11.12	602.16	8.37	491.84	8.26	371.48	7.43	274.93	6.13
Dividend	258.18	-	227.69	-	166.39	-	138.32	-	118.56	-

Key Indicators

Year Ended	31-Mar-07	31-Mar-06	31-Mar-05	31-Mar-04	31-Mar-03
KEY INDICATORS					
OPM%	16.71	18.83	20.00	20.24	20.24
NPM%	11.12	8.37	8.26	7.43	6.13
Collection Growth %	25.10	20.73	19.18	11.42	19.05
OP Growth %	21.82	18.17	17.73	10.80	21.94
Earnings per Share (Rs) (Basic)	19.63	12.53	12.12	9.40	6.96
ROI (PBIT/AV.CE) %	14.65	16.72	20.25	19.78	17.26
RONW %	9.62	12.32	17.39	16.18	12.51
Employee Cost to Collections %	14.21	13.69	13.23	13.15	13.07
Debt/Equity Ratio	0.19	0.13	0.42	0.65	0.79

Auditors' Report

TO THE BOARD OF DIRECTORS OF APOLLO HOSPITALS ENTERPRISE LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF APOLLO HOSPITALS ENTERPRISE LIMITED.

i) We have examined the attached Consolidated Balance Sheet of Apollo Hospitals Enterprise Limited and its Subsidiaries, Associates and Joint Ventures as at 31st March 2007, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date annexed thereto.

ii) These financial statements are the responsibility of the management of Apollo Hospitals Enterprise Limited. Our responsibility is to express an opinion on these financial statements based on our audit.

iii) We conducted our audit in accordance with generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared in all material aspects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

iv) The financial statements of Subsidiaries (AB Medical Centres Limited, Apollo Health and Lifestyle Limited, Samudra Healthcare Enterprise Limited, Imperial Hospital and Research Centre Limited and Apollo Hospital (UK) Limited), Joint Ventures (Apollo Gleneagles Hospitals Limited, Apollo Gleneagles PET CT Private Limited and Apollo Hospitals International Limited) which in the aggregate represents total assets (net) as at 31st March 2007 of Rs. 1,275.33 Millions (31.03.2006 : Rs. 1334.44 Millions) and total revenues (net) for the year ended on that date of Rs.1124.83 Millions (31.03.2006 : Rs. 648.52 Millions) and of Associates (Indraprastha Medical Corporation Limited, Apollo Health Street Limited and Family Health Plan Limited) which reflect the Group's share of profit of Rs. 54.88 Millions (31.03.2006 : Rs. 38.54 Millions) for the year, and upto 31st March 2007 profit of Rs. 285.46 Millions (31.03.2006 : Loss of Rs. 56.64 Millions), have been audited by other auditors whose reports have been furnished to us, and our opinion:

   a) insofar as it relates to the amounts included in respect of the Subsidiaries, Joint Ventures and Associates is based solely on the report of the other independent auditors (in the case of Unique Home Health Care Limited audited by us).

v) In the case of the Joint Venture, Universal Quality Services LLC, Dubai, in the absence of any business activity, the effect of the operations has not been included in the Consolidated Financial Statements. The company is in the process of being liquidated after obtaining necessary statutory permissions. The whole of the amounts in the form of investments and advances have been written off in the books of Apollo Hospitals Enterprise Limited. The Arbitration proceedings are in process and the effect of the arbitration in process will be reflected on the completion of the arbitration.

vi) In the absence of any notification from the Central Government with respect to the Cess payable under Section 441(A) of the Companies Act, 1956, no quantification is made. Hence, no opinion is given on cess unpaid or payable, as per the provisions of Section 227(i)(g) of the Companies Act, 1956.

vii) We report that the Consolidated Financial Statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21, 'Consolidated Financial Statements', Accounting Standard 23, 'Accounting for Investment in Associates in Consolidated Financial Statements', Accounting Standard 27, 'Financial Reporting of Interests in Joint Ventures' issued by The Institute of Chartered Accountants of India.

viii) Based on our audit and on consideration of the reports of other independent auditors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, we are of the opinion that the attached Consolidated Financial Statements give a true and fair view in conformity with the accounting principles generally accepted in India:

   a) In the case of the Consolidated Balance Sheet, of the state of affairs of the group as at 31st March 2007;

   b) In the case of the Consolidated Profit and Loss Account of the results of operations of the group for the year ended on that date; and

   c) In the case of the Consolidated Cash Flow Statement, of the cash flows of the group for the year ended on that date.

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place : Chennai
Date : 26th June 2007

For **M/s. S. VISWANATHAN**
Chartered Accountants

V.C. KRISHNAN
Partner
Membership No.: 22167

Consolidated Balance Sheet

as at 31st March 2007

	Schedule	31.03.2007 Rs.	Rs.	31.03.2006 Rs.	Rs.
1. Sources of Funds					
(i) Shareholder's Funds					
(a) Share Capital	A	516,385,830		505,986,180	
(b) Reserves & Surplus	B	6,933,061,655		5,567,382,210	
(c) Capital Reserve on Consolidation		91,400,126	7,540,847,611	107,009,617	6,180,378,007
(ii) Minority Interest			341,763,000		440,480,160
(iii) Loan Funds					
(a) Secured Loans	C	3,271,257,330		2,520,328,521	
(b) Unsecured Loans	D	307,857,836		307,565,740	
			3,579,115,166		2,827,894,261
(iv) Deferred Tax Liability			594,014,080		575,029,525
Total			**12,055,739,857**		**10,023,781,953**
2 Application of Funds					
(i) Goodwill on Consolidation			245,624,409		129,413,608
(ii) Fixed Assets	F				
(a) Gross Block		8,343,003,302		7,957,776,291	
(b) Less Depreciation/Amortization/Impairment		2,372,229,207		2,029,025,277	
(c) Net Block		5,970,774,095		5,942,903,146	
(d) Capital work in Progress		1,844,756,189		664,244,453	
			7,815,530,284		6,592,995,467
(iii) Investments	G		2,230,340,162		1,663,265,518
(iv) Deferred Tax Asset			75,199,443		80,862,099
(v) Current Assets, Loans & Advances	H				
(a) Inventories		591,481,803		483,823,295	
(b) Sundry Debtors		1,088,765,651		903,364,710	
(c) Cash and Bank Balances		705,997,998		539,150,535	
(d) Loans & Advances		1,772,545,474		1,700,562,440	
Less		4,158,790,926		3,626,900,980	
(vi) Current Liabilities & Provisions	E				
(a) Current Liabilities		1,556,157,803		1,187,114,863	
(b) Provisions		921,392,564		900,280,289	
		2,477,550,367		2,087,395,152	
Net Current Assets			1,681,240,559		1,539,505,828
(vii) Miscellaneous Expenditure (to the extent not written of or adjusted)	I		7,805,000		17,739,433
Total			**12,055,739,857**		**10,023,781,953**

Schedules 'A' to 'I' and notes in Schedule 'J' form part of this Balance Sheet

As per our report annexed

For M/s. S Viswanathan
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 26th June 2007

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Consolidated Profit and Loss Account

for the year ended 31st March 2007

	Schedule	31.03.2007 Rs.	31.03.2006 Rs.
Income			
(a) Income from Healthcare Services		9,002,409,352	7,286,732,416
Add: Share of Joint Ventures		492,129,422	309,959,012
(b) Other Income	I	71,480,992	94,838,243
Total		**9,566,019,766**	**7,691,529,671**
Expenditure			
(a) Operative Expenses	II	5,098,117,378	4,088,408,498
(b) Payments to & Provisions for Employees	III	1,421,903,365	1,127,402,868
(c) Administration & Other Expenses	IV	1,426,889,253	1,055,064,459
(d) Accreditation Expenses		-	92,330,548
(e) Financial Expenses	V	270,070,026	243,593,749
(f) Preliminary Expenses		15,513,780	15,349,121
(g) Defered Revenue Expenses		11,505,137	17,679,165
Total		**8,243,998,939**	**6,639,828,408**
Profit before Depreciation Extraordinary Item & Tax		**1,322,020,827**	**1,051,701,263**
Less : Depreciation/Amortization/Impairment		407,536,197	378,340,033
Profit before Extraordinary Item & Tax		**914,484,630**	**673,361,230**
Add: Extraordinary item (Refer Clause 13 in Schedule (J))		309,787,818	-
Profit before Tax		**1,224,272,448**	**673,361,230**
Less : Provision for Taxation		290,462,803	254,160,722
Less : Deferred Tax Liability		34,102,824	22,356,357
Less : Fringe Benefit Tax		15,926,280	14,948,283
Less : Income Tax Paid Relating to Earlier Years		33,478,170	-
Add : Deferred Tax Asset		(48,392,214)	53,067,817
Profit after Tax		**898,694,585**	**434,963,685**
Less : Minority Interest		-	(46,404,421)
Profit after Minority Interest		**898,694,585**	**481,368,106**
Add : Share in Associates		54,884,261	38,536,790
Profit after Share in Associates		**953,578,846**	**519,904,896**
Add : Surplus in Profit & Loss Account brought forward (Refer clause 2 (B) (3) and 11 of Schedule (J))		26,080,089	12,081,882
Amount Available for Appropriations		**979,658,935**	**531,986,778**
Appropriations			
Interim Dividend		154,915,749	-
Proposed Final Dividend		103,277,166	227,693,781
Dividend Tax			
Paid		21,762,934	-
Payable		17,551,954	31,934,053
Expenses Relating to Earlier Years		-	63,178,738
Transfer to General Reserve		150,000,000	65,000,000
Transfer to Debenture Redemption Reserve			100,000,000
Balance of Profit in Profit & Loss Account		532,151,132	44,180,206
Total		**979,658,935**	**531,986,778**
Earning Per Share (Refer Clause 39 in Schedule (J))			
Before Extraordinary Item			
Basic Earning Per Share of face value Rs.10/- (2005-06 ; Rs. 10/-) each		12.63	10.82
Diluted Earning Per Share of face value Rs.10/- (2005-06 ; Rs. 10/-) each		12.43	10.59
After Extraordinary Item			
Basic Earning Per Share of face value Rs.10/- (2005-06 ; Rs. 10/-) each		18.71	10.82
Diluted Earning Per Share of face value Rs.10/- (2005-06 ; Rs. 10/-) each		18.41	10.59

Schedules I to V and notes in Schedule (J) form part of this Profit and Loss Account

As per our report annexed

For M/s. S Viswanathan
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 26th June 2007

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Schedules

to Consolidated Balance Sheet

	31.03.2007 Rs.	31.03.2007 Rs.	31.03.2006 Rs.	31.03.2006 Rs.
SCHEDULE (A)				
Share Capital				
Authorised*				
75,000,000 Equity Shares of Rs.10/- each (2005-06 : 60,000,000 Equity Shares of Rs.10/- each)		750,000,000		600,000,000
1,000,000 Preference Shares of Rs.100/- each (2005-06 : 1,000,000 Preference Shares of Rs.100/- each)		100,000,000		100,000,000
Issued		**850,000,000**		**700,000,000**
a) 51,905,092 equity share of Rs. 10/- each (2005-06 : 50,865,127 equity shares of Rs.10/- each)		519,050,920		508,651,270
*Authorised share capital increased to Rs.850,000,000/- vide special resolution at the EGM held on 12th June 2006				
Subscribed and Paid up**				
b) 51,638,583 equity shares of Rs.10/- each (2005-06 : 50,598,618 equity shares of Rs.10/- each)		**516,385,830**		**505,986,180**
** Includes 1,039,965 equity shares allotted during the year 2006-07 on conversion of equity share warrants issued on preferential basis during the year 2005-06. Includes 9,000,000 underlying equity shares issued ,representing 9,000,000 Global Depositary Receipts during the year 2005-06. Includes 2,079,930 shares alloted on preferential basis during the year 2004-05. Includes 918,298 shares alloted on conversion of first 2 years interest on debentures, 20% on the face value of debentures and 20,812,231 shares alloted to the shareholders of amalgamated companies for consideration other than cash.				
SCHEDULE (B)				
Reserve and surplus				
A. Capital Reserve				
Profit on forfeited Shares		414,120		414,120
Capital Fund	2,480,250		2,295,750	
Add: Membership fees received during the year	42,000	2,522,250	184,500	2,480,250
B. Capital Redemption Reserve		60,022,900		60,022,900
C. Securities Premium				
Securities Premium	4,633,643,295		4,633,643,295	
Money received on preferential issue of Equity Share Warrants *	405,699,905		34,750,431	
Securities Premium from Group Companies	44,999,998	5,084,343,198	49,814,997	4,718,208,723
D. General Reserve				
General Reserve	572,643,566		507,643,566	
Add: Transferred during the year	150,000,000		65,000,000	
Add: Share of Associates	172,327,362		(36,891,603)	
Add: Share of Profits / (Loss) Subsidiaries	999,609		(19,901,718)	
Add: Share of Profit/(Loss) from Joint Ventures	55,520,115	951,490,652	(2,640,260)	513,209,985
Foreign Currency Translation Reserve		36,300		(73,179,078)
* Refer clause 6 in Schedule (J) C/f		**6,098,829,420**		**5,221,156,900**

	31.03.2007		31.03.2006	
	Rs.	Rs.	Rs.	Rs.
B/f		6,098,829,420		5,221,156,900
E. Other Reserves				
Investment Allowance Reserve		7,626,657		7,626,657
Foreign Exchange Fluctuation Reserve		186,595		186,595
Debenture Redemption Reserve #		276,385,710		276,385,710
Capital Reserve		17,846,142		17,846,142
Profit and Loss Account		532,187,132		44,180,206
Total		6,933,025,356		5,567,382,210
* Refer Clause 6 in Schedule (J)				
# Refer Clause 18 in Schedule (J)				
SCHEDULE (C)				
Secured Loans				
A Non-Convertible Debentures				
(i) 10.8% Debentures		85,000,000		167,500,000
(ii) 8.57% Debentures		68,000,000		134,000,000
(iii) 7.27% Debentures		-		100,000,000
B Loans and Advances from Banks				
(i) Cash credit		20,691,292		57,267,983
(ii) Jammu & Kashmir Bank Limited		269,712,058		270,108,663
(iii) Kotak Mahindra Primus Limited		99,232		235,142
C Other Loans & Advances				
(i) Project Loan				
(a) U T I	-		26,000,000	
(b) IDBI	-		50,000,000	
(c) U T I Bank	-		22,500,000	
(d) H D F C Bank	25,000,000		75,000,000	
(e) Indian Bank	22,026,029		66,087,000	
(f) Indian Bank	1,000,000,000		-	
Add : Interest accrued and due	8,929,658	1,055,955,687	766,896	240,353,896
(ii) Hire purchase Loans		672,258		419,706
(iii) Housing Development Finance Corporation		-		550,500,000
(iv) BOBK(ECB) - Short Term Loan		67,859,000		96,316,000
(v) I D F C Limited		-		142,500,000
(vi) Canara Bank		370,864,605		-
(vii) Indian Overseas Bank		182,000,000		-
Add: Share of Joint Ventures		1,150,403,198		761,127,131
Total		3,271,257,330		2,520,328,521
Refer Clause 7 & 8 in Schedule (J) for details & security				
Schedule (D)				
Unsecured Loans				
(i) Fixed Deposits				
(a) Others		145,362,000		120,476,000
(ii) Short Term Loans & Advances				
(a) Directors		175,000		175,000
C/f		145,537,000		120,651,000

	31.03.2007 Rs.	31.03.2007 Rs.	31.03.2006 Rs.	31.03.2006 Rs.
B/f		**145,537,000**		**120,651,000**
Add: Share of Joint Ventures		162,320,836		186,914,740
Total		**307,857,836**		**307,565,740**

SCHEDULE (E)

Current Liabilities & Provisions

(A) Current Liabilities				
(a) Acceptances		271,039,609		124,482,546
(b) Sundry Creditors *				
(i) For goods	403,393,914		402,537,373	
(ii) For expenses	109,567,928		130,589,418	
(iii) For capital goods	90,969,949		74,310,892	
(iv) For others	70,612,267	674,544,058	78,852,737	686,290,420
(c) Advances				
(i) Inpatient deposits	59,092,178		58,943,074	
(ii) Rent	64,151,600		25,248,600	
(iii) Others	5,323,353		6,017,663	
		128,567,131		90,209,337
(d) Unpaid dividend		12,211,605		11,257,031
(e) Unpaid deposits		10,648,904		11,846,641
(f) Other liabilities				
(i) Tax Deducted at source	46,807,582		23,194,406	
(ii) Retention money on capital contracts	11,525,743		7,422,138	
(iii) Outstanding expenses	227,283,568		146,785,624	
(iv) Unpaid interim dividend	12,995.850		-	
		298,612,743		177,402,168
(g) Interest accrued but not due		8,119,832		14,763,283
Add: Share of Joint Ventures		152,413,921		70,863,437
		1,556,157,803		1,187,114,863
(B) Provisions				
(a) For Taxation	784,950,434		637,983,068	
(b) For Dividend	103,277,166		227,693,781	
(c) Bonus	23,207,665		23,663,838	
(d) Staff Benefits	6,550,351		8,142,317	
Add : Share of Joint Ventures	3,406,948		2,797,285	
		921,392,564		900,280,289
Total		**2,477,550,367**		**2,087,395,152**

* Refer Clause 26 in Schedule (J)

SCHEDULE (F)
Fixed Assets

Sl. No.	Description	GROSS BLOCK				DEPRECIATION / AMORTISATION / IMPAIRMENT					NET BLOCK	
		As at 01.04.2006 Rs.	Additions Rs.	Deletions Rs.	As at 31.03.2007 Rs.	As at 01.04.2006 Rs.	For the year Rs.	Deletions	Impairment	As at 31.03.2007 Rs.	As at 31.03.2007 Rs.	As at 31.03.2006 Rs.
	Tangible Assets											
1	Land*	411,801,814	128,501,788	-	540,303,602	-	-	-	-	-	540,303,602	411,801,814
2	Building	852,937,509	246,679,133	-	1,099,616,642	152,208,459	23,163,920	-	-	175,372,379	924,244,263	700,729,050
3	Leasehold Building**	215,265,363	489,147	-	215,754,510	34,919,400	5,209,002	-	-	40,128,402	175,626,108	180,345,963
4	Medical Equipment & Surgical instruments	2,664,580,291	277,787,717	7,085,879	2,935,282,129	987,822,084	171,938,659	2,661,056	-	1,157,099,687	1,778,182,442	1,676,758,207
5	Electrical Installation & Generators	389,595,593	95,957,519	-	485,553,112	152,908,081	32,020,440	-	-	184,928,521	300,624,592	236,687,513
6	Airconditioning Plant & Airconditioners	145,037,660	19,717,068	355,769	164,398,959	54,178,500	7,168,461	114,127	-	61,232,834	103,166,126	90,859,161
7	Office Equipment	316,743,951	80,832,473	2,003,420	395,573,004	144,852,340	32,903,648	972,060	-	176,783,928	218,789,076	171,891,611
8	Furniture & Fixtures	375,624,314	91,110,047	2,222,383	464,511,978	147,927,474	33,157,044	451,439	-	180,633,079	283,878,900	227,696,841
9	Fire Fighting equipment	12,539,581	1,852,169	-	14,391,750	2,282,128	710,128	-	-	2,992,256	11,399,494	10,257,453
10	Library	175,520	-	-	175,520	175,520	-	-	-	175,520	-	-
11	Boilers	1,588,465	-	-	1,588,465	849,982	42,774	-	-	892,756	695,709	738,483
12	Kitchen equipment	18,988,827	4,431,505	-	23,420,332	4,365,090	1,138,404	-	-	5,503,494	17,916,838	14,623,737
13	Refrigerators	13,758,577	2,004,403	75,300	15,687,680	2,737,047	714,957	9,243	-	3,442,761	12,244,919	11,021,530
14	Vehicles	104,431,321	41,872,690	8,277,405	138,026,606	43,460,314	9,832,921	5,487,769	-	47,805,466	90,221,141	60,971,008
15	Wind Electric Generator	26,849,994	-	-	26,849,994	5,002,327	1,771,750	-	-	6,774,077	20,075,917	21,847,667
	INTANGIBLE ASSETS											
1	Software	114,273	164,933	-	279,206	51	32,467	-	-	32,518	246,688	114,222
2	Trademark and concepts rights	29,100,190	-	-	29,100,190	5,005,214	582,002	-	-	5,587,216	23,512,974	24,094,976
	Total	**5,579,133,242**	**991,400,592**	**20,020,156**	**6,550,513,678**	**1,738,694,009**	**320,386,577**	**9,695,694**	**-**	**2,049,384,892**	**4,501,128,787**	**3,840,439,233**
	Less : Depreciation Written Back					277,481			-	277,481	277,481	277,481
	Total	**5,579,133,242**	**991,400,592**	**20,020,156**	**6,550,513,678**	**1,738,416,528**	**320,386,577**	**9,695,694**	**-**	**2,049,107,411**	**4,501,406,268**	**3,840,716,714**
	Share of Joint Ventures	1,775,738,928	33,123,280	16,372,584	1,792,489,624	236,809,911	87,149,620	14,969,068	14,131,333	323,121,796	1,469,367,828	1,538,929,017
	Total	**7,354,872,170**	**1,024,523,872**	**36,392,740**	**8,343,003,302**	**1,975,226,439**	**407,536,197**	**24,664,762**	**14,131,333**	**2,372,229,207**	**5,970,774,095**	**5,379,645,731**
	Previous Year	6,769,357,428	1,212,743,234	24,624,371	7,957,476,291	1,643,524,319	378,340,033	6,991,207	14,152,132	2,029,025,277	5,928,751,014	5,101,738,134

Capital Work in Progress# 1,844,756,189##

Previous Year 664,244,453##

* Refer clause 3 (D) (C) in Schedule (J) # Refer clause 3 (D) (b) in Schedule (J)

** Refer clause 3 (E) (v) in Schedule (J) ## Refer clause 2 (C) in Schedule (J) for Share of Joint Ventures

	Face Value Rs.	31.03.2007 No. of Equity Shares/Units	Value Rs.	31.03.2006 No. of Equity Shares/Units	Value Rs.
SCHEDULE (G)					
Investments					
Investment In Government Securities					
Current Investments (lower of cost and market value)					
A. Unquoted					
National Savings Certificate			189,800		128,800
Trade Investments					
Long term Investments (at cost)					
A. Quoted					
(i) Associates					
(1) Indraprastha Medical Corporation Limited Market Value as on 31.03.2007 Rs. 28.15 Per share (Goodwill on acquisition = Rs.88,036,696 ; 31.03.2006 : Rs. 60,118,157/-)	10	16,457,990	239,672,234	15,104,890	203,754,185
(2) The Lanka Hospitals Corporation Limited# (Quoted in Colombo stock exchange) Market Value as on 31.03.2006 SLR 22.25 per share## (Goodwill on acquisition = Rs.18,353,132)	10(SLR)	-	-	51,069,000	160,802,453
B. Unquoted					
(i) Others					
(1) Pinakini Hospitals Limited	10	161,440	1,224,200	161,440	1,224,200
(2) Kurnool Hospitals Enterprises Limited	10	157,500	1,732,500	157,500	1,732,500
Non Trade Investments					
Long Term Investments (at cost)					
A. Quoted					
(1) Karur Vysya Bank Market Value as on 31.03.2007 Rs. 256.95 Per Share	10	3,037	687,630	-	-
(2) Cholamandalam DBS Finance Limited Market Value as on 31.03.2007 Rs. 109.20 Per Share	10	1,000	156,068	-	-
(3) K S Oils Limited Market Value as on 31.03.2007 Rs. 304.40 Per Share	10	996	173,126	-	-
B. Unquoted					
(i) Associates					
(1) Family Health Plan Limited (Capital reserve on acquisition = Rs.4,245,685/- ; 31.03.2006 : Rs. 4,245,685/-)	10	490,000	19,598,820	490,000	19,687,248
(2) Apollo Health Street Limited * (Goodwill on acquisition = Rs. 166,231,938 ; 31.03.2006 : Nil)	10	7,181,360	474,807,410	6,100,000	32,435,718
	C/f		738,241,788		419,765,104

	Face Value Rs.	31.03.2007 No. of Equity Shares/Units	31.03.2007 Value Rs.	31.03.2006 No. of Equity Shares/Units	31.03.2006 Value Rs.
	B/f		**738,241,788**		**419,765,104**
(ii) Others					
(1) Sunrise Medicare Private Limited	10	250,000	2,500,000	250,000	2,500,000
Current Investments (lower of cost and market value)					
Others - Mutual Funds					
A. Unquoted					
1) Kotak FMP Series XIV - Growth Net Asset Value as on 31.03.2007 Rs. 10.815 per unit		30,000,000	300,000,000	30,000,000	300,000,000
2) Kotak FMP Series XXI - Growth Net Asset Value as on 31.03.2007 Rs. 10.8631 per unit		25,000,000	250,000,000	25,000,000	250,000,000
3) Kotak FMP Series 13 - Growth Net Asset Value as on 31.03.2007 Rs. 10.8697 per unit		10,000,000	100,000,000	10,000,000	100,000,000
4) Birla FTP Series E - Growth Net Asset Value as on 31.03.2007 Rs. 20.1553 per unit		25,000,000	250,000,000	25,000,000	250,000,000
5) Reliance Fixed Maturity Fund - Quarterly Plan III - Series II-Dividend Option Net Asset Value as on 31.03.2006 Rs.10.0076 per unit		-	-	30,000,000	300,000,000
6) RIF - Retail Plan - Growth Plan Net Asset Value as on 31.03.2007 Rs. 10.9163 per unit		1,943,846	20,172,264	1,943,846	20,172,264
7) Reliance Income Fund Retail Plan - Growth Plan - Growth Option (Growth) Net Asset Value as on 31.03.2007 Rs. 23.1637 per unit	10	30,231	700,260	30,231	665,850
8) Kotak KMP 3M Series 8 Net Asset Value as on 31.03.2007 Rs. 10.0123 per unit		28,000,000	280,000,000	-	-
9) Lotus India plus fund IP Growth Net Asset Value as on 31.03.2007 Rs. 10.0000 per unit		10,065,349	100,653,497	-	-
Advance for investments in shares					
for various projects under construction			160,572,353		17,662,300
Add : Share of Joint Ventures			27,500,000		2,500,000
Total			2,230,340,162		1,663,265,518

* Formerly Apollo Health Street Private Limited
# Ceased to be an Associate from August 2006
SLR - Srilankan Rupee

	31.03.2007 Value Rs.	31.03.2006 Value Rs.
Aggregate amount of quoted investments - Market Value Rs. 464,485,158/- (31.03.2006 : Rs.563,714,597/-)	240,689,058	364,56,638
Aggregate amount of unquoted investments	1,989,651,104	1,298,708,880
Total	2,230,340,162	1,663,265,518

	31.03.2007		31.03.2006	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (H)				
Current Assets, Loans & Advances				
A. Current Assets				
(a) Inventories (at cost)				
(i) Medicines	384,586,310		296,375,479	
(ii) Stores, spares	29,260,997		49,786,519	
(iii) Lab Materials	13,017,539		8,718,254	
(iv) Surgical Instruments	71,800,709		63,829,748	
(v) Other Consumables	71,053,586		56,009,990	
Add: Share of Joint Ventures	21,762,662		9,103,305	
		591,481,803		483,823,295
(As taken, certified, and valued by management)				
(b) Sundry Debtors				
Refer clause 19 in Schedule (J)				
(i) Debtors Outstanding for a period exceeding six months	263,189,177		193,745,000	
(ii) Others	778,595,820		682,671,739	
Less : Provision for bad debt	14,347,890		14,145,777	
	1,027,437,107		862,270,962	
Add : Share of Joint Ventures	61,328,544		41,093,748	
		1,088,765,651		903,364,710
(c) Cash and Bank Balances				
(i) Cash on hand	26,573,560		21,676,464	
(ii) In current A/c with scheduled banks	450,470,946		318,699,331	
(iii) Balance with non scheduled bank	3,216,618		5,049,320	
(iv) In Deposit A/c with scheduled banks	191,510,477		180,495,092	
Add : Share of Joint Ventures	34,226,397		13,230,328	
		705,997,998		539,150,535
B. Loans and Advances				
Refer Clause 19 in Schedule (J)				
(a) Advances				
(a) For capital items	31,661,460		4,668,145	
(b) To suppliers	28,995,520		55,422,77	
(c) Other advances	439,129,185		561,879,149	
(d) Staff advances	12,382,943		10,094,587	
		512,169,108		632,064,655
(b) Advance tax		754,804,036		595,376,034
(c) Deposits				
(a) With Government	36,968,250		34,965,247	
(b) With others	200,116,308		210,478,664	
		237,084,558		245,443,911
(d) Prepaid expenses		52,994,107		55,784,435
(e) Rent Receivables		3,408,671		2,081,923
(f) Service charges Receivables		6,794,840		5,538,600
(g) Tax deducted at source		165,317,621		128,279,916
(h) Franchise Fees Receivable		1,267,721		992,100
(i) Royalty Receivable		-		2,230,290
Add : Share of Joint Ventures		38,704,812		32,770,576
Total		**4,158,790,925**		**3,626,900,980**
SCHEDULE (I)				
Miscellaneous Expenditure				
(To the extent not written off or adjusted)				
(a) Deferred Revenue Expenditure		3,280,000		11,039,433
(b) Preliminary Expenditure		4,525,000		6,700,000
Total		**7,805,000**		**17,739,433**

Schedules

to Consolidated Profit & Loss Account

	31.03.2007		31.03.2006	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (I)				
Other Income				
(a) Interest Earned		9,929,824		4,112,345
(b) Dividend		23,426,371		64,068,064
(c) Income from Treasury operations		35,905,535		25,261,258
Add : Share of Joint Ventures		2,219,262		1,396,576
Total		**71,480,992**		**94,838,243**
SCHEDULE - (II)				
Operative Expenses				
Materials Consumed				
(a) Opening stock	413,048,873		353,578,466	
Add :				
Purchases	4,666,088,920		3,742,843,276	
Customs Duty	2,018,125		1,460,852	
Freight Charges	4,566,923		3,817,004	
	5,085,722,841		4,101,699,598	
Less : Closing stock	518,638,343	4,567,084,498	439,404,125	3,662,295,473
(b) Fees to Consultants		712,500		1,080,008
(c) Power & Fuel		227,763,676		224,764,562
(d) House Keeping Expenses		105,728,908		85,704,281
(e) Water charges		24,323,471		26,594,585
Add : Share of Joint Ventures		172,504,325		87,969,589
Total		**5,098,117,378**		**4,088,408,498**
SCHEDULE - (III)				
Payments to and Provisions for Employees				
(a) Salaries & Wages		1,101,142,001		899,040,109
(b) Contribution to Provident Fund		55,014,099		45,760,025
(c) ESI		5,214,124		3,446,969
(d) Employee Benefits		21,388,238		16,923,373
(e) Staff Welfare Expenses		85,140,849		61,040,581
(f) Staff Education & Training		12,179,534		6,418,757
(g) Bonus		29,775,334		25,376,800
Add: Share of Joint Ventures		112,049,186		69,396,254
Total		**1,421,903,365**		**1,127,402,868**
SCHEDULE - (IV)				
Adminstrative & Other Expenses				
(a) Rent		247,541,650		170,328,363
(b) Rates & Taxes		35,935,574		22,435,996
(c) Printing & Stationery		96,603,042		80,673,192
(d) Postage & Telegram		8,947,268		8,693,155
	C/f	**389,029,534**		**282,130,706**

	31.03.2007		31.03.2006	
	Rs.	Rs.	Rs.	Rs.
	B/f	**389,029,534**		**282,130,706**
(e) Insurance		23,487,396		24,211,420
(f) Directors Sitting Fees		1,894,000		1,120,000
(g) Advertisement, Publicity & Marketing		102,666,037		91,120,620
(h) Travelling & Conveyance		127,079,139		94,200,610
(i) Subscriptions		3,220,798		3,325,103
(j) Security Charges		22,472,002		20,331,447
(k) Legal & Professional Fees		132,999,143		59,390,385
(l) Continuing Medical Education & Hospitality Expenses		4,781,630		7,477,508
(m) Hiring Charges		6,234,290		4,477,187
(n) Seminar Expenses		1,296,008		1,034,135
(o) Audio & Video Charges		15,106,720		14,616,341
(p) Telephone Expenses		44,454,609		37,922,093
(q) Books & Periodicals		3,693,676		3,810,036
(r) Miscellaneous Expenses		21,016,165		24,321,281
(s) Bad Debts Written off		59,622,456		33,836,907
(t) Provision for Bad Debt		6,738,817		12,979,959
(u) Donations		2,598,738		4,286,162
(v) Royalty		767,688		886,996
(w) Repairs & Maintenance to				
(i) Building	95,378,522		91,322,617	
(ii) Equipments	130,373,285		74,151,162	
(iii) Vehicles	11,724,407		12,220,433	
(iv) Office maintenance & others	49,218,317	286,694,531	43,463,204	221,157,416
(x) Loss on Sale of Assets		5,190,273		1,005,948
(y) Loss on Sale of Investment		6,500		-
(z) Outsourcing Expenses		54,417,299		37,304,942
Add: Share of Joint Ventures		111,423,804		74,117,257
Total		**1,426,889,253**		**1,055,064,459**

SCHEDULE (V)

Financial Expenses

(a) Interest on				
i. Fixed Loans	117,698,309		123,833,704	
ii. Fixed Deposits	8,747,742		11,563,714	
iii. Debentures	19,611,255		30,567,070	
		146,057,306		165,964,488
(b) Bank Charges		13,499,857		12,596,198
(c) Brokerage & Commission		5,281,276		6,632,367
(d) Leasing Charges		-		1,863,340
Add : Share of Joint Ventures		105,231,587		56,537,356
Total		**270,070,026**		**243,593,749**

Schedule (J)

Accounting Policies & Notes Forming Part of Consolidated Accounts of Apollo Hospitals Enterprise Limited, its Subsidiaries, Associates and Joint Ventures.

1. BASIS OF ACCOUNTING

The financial statements are prepared under the historical cost convention under accrual method of accounting and as a going concern, in accordance with the Generally Accepted Accounting Principles (GAAP) prevalent in India and the Mandatory Accounting Standards issued by the Institute of Chartered Accountants of India (ICAI) and according to the provisions of the Companies Act, 1956.

2. BASIS OF CONSOLIDATION

Apollo Hospitals Enterprise Limited

The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21-Consolidated Financial Statements, Accounting Standard 23-Accounting for Investment in Associates in Consolidated Financial Statements and Accounting Standard 27-Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India (ICAI).

A. Investment in Subsidiaries

1. **The Subsidiary Companies considered for the purpose of consolidation are:**

Name of the Subsidiary	Country of Incorporation	Percentage of holding as on 31.03.2007	Percentage of holding as on 31.03.2006
Unique Home Health Care Limited	India	100.00	100.00
AB Medical Centres Limited	India	100.00	100.00
Apollo Health and Lifestyle Limited	India	100.00	100.00
Samudra Healthcare Enterprise Limited	India	100.00	100.00
Apollo Hospital (UK) Limited	United Kingdom	100.00	100.00
Imperial Hospital & Research Centre Limited*	India	51.00	51.00

* Formerly Imperial Cancer Hospital & Research Centre Limited.

2. Financial Statements of all subsidiaries, associates and joint ventures have been drawn upto 31st March 2007.

3. The wholly owned subsidiary Apollo Hospital (UK) Limited became a subsidiary on 8th August 2005 and the accounts for the period from 8th August 2005 to 31st March 2006 were considered in the Consolidated Financial Statements for the year ended 31st March 2006. For the year ended 31st March 2007, the parent company Apollo Hospitals Enterprise Limited has considered, for the purpose of consolidation, the accounts relating to the periods:-

   a. 1st April 2006 to 31st July 2006 (Audited for the year ended 31st July 2006)

   b. The Audited adopted accounts for the period 1st August 2006 to 31st March 2007.

4. Minority Interest consists of their share in the net assets of the subsidiaries, as on the date of Balance Sheet.

5. The amount of Deferred Revenue Expenditure (attributable to the Holding Company) not written off at the end of the financial year immediately preceding the date of acquisition of the Subsidiary Company has been duly adjusted and the amount appearing as Deferred Revenue Expenditure in the Balance Sheet are those pertaining to the post acquisition period.

B. Investment in Associates

1. The Associate Companies considered in the Consolidated Financial Statements are:

Name of the Associate Company	Country of Incorporation	Proportion of ownership interest (%) as on 31-03-2007	Proportion of ownership interest (%) as on 31-03-2006
Indraprastha Medical Corporation Limited *	India	17.95	16.48
Family Health Plan Limited	India	49.00	49.00
Apollo Health Street Limited #	India	46.43	49.88
The Lanka Hospitals Corporation Limited	Sri Lanka	-	32.61

* Apollo Hospitals Enterprise Limited directly holds 15.80 % in Indraprastha Medical Corporation Ltd and a further 2.15% through its wholly owned subsidiary Unique Home Health Care Limited.

Apollo Hospitals Enterprise Limited directly holds 45.17% in Apollo Health Street Limited (Formerly Apollo Health Street Private Limited) and a further 1.26% through its wholly owned subsidiary Unique Home Health Care Limited. Pursuant to the Provisions of Section 31 and 44 of the Companies Act, 1956, the Company had sought the approval of Shareholders in the Extra Ordinary General Meeting held on January 13, 2007 for conversion of the Company from Private to Public. Further the Registrar of Companies, Chennai, Tamil Nadu, vide its order dated January 25, 2007, has approved the conversion of the Company from Private to Public.

2. The financial statements of all associates are drawn upto 31st March 2007.

3. With regard to The Lanka Hospital Corporation Limited, the associate as on 31st March 2006, the company has divested its total shareholding in August 2006 based on the hostile takeover by a local party. As the company holds no investment as on date, the carrying cost as per Accounting Standard 23 'Accounting for Investments in Associates in Consolidated Financial Statements' issued by the Institute of Chartered Accountants of India, ceases to exist as on the date of this Balance Sheet. Hence the Consolidated Financial Statements of Apollo Hospitals Enterprise Limited includes the effect of the operations of The Lanka Hospital Corporation Limited for the period 01.04.2006 to 31.08.2006, the date on which The Lanka Hospital Corporation Limited ceased to be an associate. The profit on sale of divestment has been accounted for in the financial statements of the Company.

   Consequent to the above, the share of accumulated losses of The Lanka Hospitals Corporation Limited amounting to Rs. 78 million as on 31.03.2006 has been adjusted to the opening Revenue Reserve.

C. Interests in Joint Ventures

1. The following are jointly controlled entities.

Name of the Company	Country of Incorporation	Proportion of ownership interest (%) as on 31.03.2007	Proportion of ownership interest (%) as on 31.03.2006
Apollo Gleneagles Hospitals Limited	India	50.00	50.00
Apollo Gleneagles PET - CT Private Limited#	India	50.00	50.00
Apollo Hospitals International Limited *	India	50.00 **	-
Universal Quality Services LLC @	Dubai	49.00	49.00

@ In respect of Universal Quality Services LLC, Dubai, in the absence of any business activity during the year 2006-07, the effect of the operations has not been included in the Consolidated Financial Statements. The Company is in the process of being liquidated after obtaining necessary statutory permissions. The whole of the amounts in the form of investments and advances have been written off in the books of Apollo Hospitals Enterprise Limited.

Formerly Apollo Gleaneagles PET-CT Limited.

* During the current period, Apollo Hospitals International Limited has been considered as a Joint Venture Company with effect from 1st April, 2006. Previously it was a 55.35% Subsidiary of Apollo Hospitals Enterprise Limited.

** Apollo Hospitals Enterprise Limited directly holds 0.52% in Apollo Hospitals International Limited and a further 49.48% through its wholly owned subsidiary Unique Home Health Care Limited.

The Financial statements of all Joint Ventures are drawn upto 31st March 2007.

The group's interests in the joint venture accounted for using proportionate consolidation in the Consolidated Financial Statements are :

(Rs.)

I ASSETS	As at 31st March,2007	As at 31st March,2006
1. Net Fixed Assets	1,469,367,828	961,519,466
2. Capital Work-in-Progress	66,803,326	6,189,882
3. Investments	27,500,000	2,500,000
4. Current Assets,Loans and Advances		
a) Inventories	21,762,662	9,103,305
b) Sundry Debtors	61,328,544	41,093,748
c) Cash and Bank Balances	34,226,397	13,230,328
d) Loans and Advances	38,704,812	32,770,576
5. Deferred Tax Asset (Net)	75,199,443	2,988,899
II LIABILITIES	**As at 31st March,2007**	**As at 31st March,2006**
1. Secured Loans	1,150,403,198	761,127,131
2. Unsecured Loans	162,320,836	186,914,740
3. Current Liabilities and Provisions		
a) Liabilities	152,413,921	70,863,437
b) Provisions	3,406,948	2,797,285
III INCOME	**For the year ended 31st March, 2007**	**For the year ended 31st March, 2006**
1. Income from healthcare services	492,129,422	309,959,012
2. Other Income	2,219,262	1,396,576
IV EXPENSE	**For the year ended 31st March, 2007**	**For the year ended 31st March, 2006**
1. Operating Expenses	172,504,325	87,969,589
2. Payment and provisions to employees	112,049,186	69,396,254
3. Administrative and other expenses	111,423,804	74,117,257
4. Financial expenses	105,231,587	56,537,356
5. Depreciation / Amortisation / Impairment	100,466,251	68,488,959
6. Profit Before Taxation	(107,326,468)	(45,153,827)
7. Provision for Taxation (Including Deferred Tax Liability and Fringe Benefit Tax)	15,179,989	440,005

(Rs.)

8. Deferred Tax Asset	(46,904,666)	(2,988,899)
9. Proft after taxation before minority interests	(75,601,790)	(42,604,933)
10. Minority interests	-	-
11. Net Profit	(75,601,790)	(42,604,933)
V OTHER MATTERS	**31.03.2007**	**31.03.2006**
1. Contingent Liabilities	37,482,000	18,779,000
2. Capital Commitments	67,060,500	7,582,500

D. As far as possible the Consolidated Financial Statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented in the same manner as the Company's separate financial statements.

E. The effects arising out of variant accounting policies among the group companies have not been calculated and dealt with in the Consolidated Financial Statements since it is impracticable to do so. Accordingly, the variant accounting policies adopted by the Associates and Joint Ventures have been disclosed in the financial statements.

F. For the fiscal years ending 31st March 2004 and 2003, the financial statements of the Subsidiary Companies have been published along with the financial statements of the Parent Company. For the fiscal year ending 31st March 2007, the company (AHEL) has been exempted from publishing the standalone accounts of five of its subsidiaries, under section 212 of the Companies Act, 1956 in compliance with Section 212 (2) (a) of the Companies Act, 1956. However necessary disclosure under section 212 has been made. The accounts of the sixth subsidiary, Apollo Hospital (UK) Ltd have been published under Sec 212 of the Companies Act 1956. Hence the notes to accounts (Schedule J of the Consolidated Financial Statements) for the year ending 31st March 2007 are inclusive of the relevant notes appearing in the standalone financial statements of the Holding Company.

G. The foreign operations of the company are considered as non-integral foreign operations. Hence, the assets and liabilities have been translated at the exchange rates prevailing on the date of Balance Sheet, income and expenditure have been translated at average exchange rates prevailing during the reporting period. Resultant currency exchange gain or loss is transferred to Foreign Currency Translation Reserve.

3. ACCOUNTING POLICIES

A. Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires the management to make estimates and assumptions that affect the reported values of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Although these estimates are based upon management's best knowledge of current events and actions, actual results could differ from the estimates.

B. Inventories

Apollo Hospitals Enterprise Limited

a. The inventories of all medicines, Medicare items traded and dealt with by the Company are valued at cost. The net realisable value is not applicable in the absence of any further modification / alteration before sale. Cost is after adjusting VAT wherever applicable applying the FIFO Method.

b. Stock of provision, stores, stationery and housekeeping items are stated at cost and not lower of cost and NRV, in the absence of any further modification / alteration before being consumed in-house only.

c. Surgical instruments, linen, crockery and cutlery are subject to 1/3 written off wherever applicable.

d. Imported Inventory: Imported Inventories are accounted for at the applicable exchange rates prevailing on the date of transaction.

Imperial Hospital & Research Centre Limited

Inventories comprises of consumables, lab consumables, implants, medical and surgical items, x-ray films, etc. Inventories are valued at cost.

C. Prior Period Items & Extraordinary Items

Prior period items and extraordinary items are separately identified, classified, and dealt with as required under Accounting Standard 5 "Net Profit or Loss for the Period, Prior Period items and Changes in Accounting Policies" issued by the Institute of Chartered Accountants of India.

D. Fixed Assets

Apollo Hospitals Enterprise Limited

a. All Fixed Assets have been stated at cost less accumulated depreciation and impairment losses are also recognised when necessary. Additional cost relating to the acquisition and installation of fixed assets are capitalised. Additional cost arising out of the increase in liability on account of fluctuations in foreign currency relating to the import of assets has been added to the cost of such related imported assets

b. Capital work-in-progress comprises of outstanding advances paid to acquire Fixed Assets. Amount expended on development/acquisition of fixed assets that are not yet ready for their intended use at the Balance Sheet date. Expenditure during construction period incurred on projects under implementation is treated as pre-operative expense, pending allocation to the assets and is included under Capital work-in-progress.

c. Land which was revalued in prior years by Rs.103,133,472/- (Chennai Hospital Division = Rs.50,080,324/- and Hyderabad Hospital Division = Rs.53,053,148/-) was written back to its original cost in 2002-03.

d. Assets acquired under Hire Purchase Agreements are capitalised to the extent of principal value, while finance charges are charged to revenue on accrual basis.

e. Interest on borrowings for acquisition of fixed assets and related revenue expenditure incurred for the period prior to the commencement of operations for the expansion activities of the company are capitalised.

E. Depreciation and Amortization

Apollo Hospitals Enterprise Limited

i. Depreciation has been provided

  a. On assets installed after 1st April 1987 on straight-line method at rates specified in Schedule XIV to the Companies Act, 1956 on single shift basis.

  b. On assets installed prior to 2nd April 1987 on straight-line method at the rates equivalent to the Income Tax rates.

ii. Depreciation on new assets acquired during the year has been provided at the rates applicable from the date of acquisition to the end of the financial year.

iii. In respect of the assets sold during the year, depreciation has been provided from the beginning of the year till the date of its disposal.

iv. Individual assets acquired for Rs.5, 000/- and below are fully depreciated in the year of acquisition.

v. Amortization:

  a. The cost of land and building taken on lease by the company from Orient hospital, Madurai will be amortised over a period of 30 years though the lease is for a period of 60 years.

  b. Unrealised amounts on project development and pre-operative project expenses incurred at Bilaspur Hospital amounting to Rs.56,622,740/- are included in advances and deposits account. The above expenses incurred on project will be amortised over the balance lease period of 18 years. The amount amortised during the current year is Rs.3,145,708/- (Rs.3,145,708/-) and the balance yet to be amortised as on 31.03.2007 is Rs. 40,984,194/- (Rs.44,039,898/-).

c. A lease rental on operating leases is recognised as an expense in the Profit & Loss account on straight-line basis as per the terms of the agreement in accordance with the Accounting Standard - 19 "Leases" issued by the Institute of Chartered Accountants of India.

Apollo Health and Lifestyle Limited

Fixed Assets are stated at the cost of acquisition less accumulated depreciation. Direct costs relating to acquisition of fixed assets are capitalized until the assets are ready to be put to use. These costs include freight, installation costs, duties and taxes, and other allocated expenses. Depreciation is provided using the straight-line method, 'pro rata' for the period of use of the assets, at annual depreciation rates stipulated in Schedule XIV to the Indian Companies Act, 1956, or based on the estimated useful lives of the assets, whichever is higher, as follows:

Assets	Rates of Depreciation
Furniture & Fittings	6.33%
Leasehold Improvements	20.00%
Leasehold Improvements - Furniture	6.33%
Office Equipment	4.75%
Air Conditioners	4.75%
Electrical Installation	4.75%
Computers	16.21%
Vehicles	20.00%

Apollo Gleneagles Hospital Limited

Depreciation on fixed assets is provided for on straight-line basis as follows:

(a) Hospital Buildings - at 3.33 %.

(b) Other Assets - As per Schedule XIV of the Companies Act, 1956.

Family Health Plan Limited

Fixed assets are stated at cost of acquisition. Depreciation of fixed assets has been provided on written down value method at the rates prescribed in schedule XIV of the Companies Act, 1956. Depreciation on new assets acquired during the period has been provided at the rates applicable from the date of its acquisition to the end of the financial year.

Apollo Health Street Limited

Depreciation and Amortization is provided using the Straight line method at the rates based on useful lives of the assets estimated by the Management as mentioned below:

Nature of Fixed Assets	Useful Lives
Computers and Computer Equipment	3 to 7 years
Office Equipment	5 years
Furniture and Fixtures	5 to 10 years
Vehicles	5 to 7 years
Leasehold Improvements	Shorter of lease period and estimated useful lives of such assets
Software	2 to 5 years

F. Revenue Recognition

Apollo Hospitals Enterprise Limited

(i) Income from Healthcare Services is recognized on completed service method. The Hospital collections of the company are net of discounts of Rs.21,219,266/-(Rs.32,791,997/-)

(ii) Pharmacy Sales are stated net of returns, discounts, adjusted for export incentives, exchange fluctuations on export receivables and inclusive of Sales Tax and adjusted for Value Added Tax (VAT) wherever applicable.

(iii) Hospital Project Consultancy income is recognised as and when it becomes due, on percentage completion method, on achievement of milestones.

(iv) Income from Treasury Operations is recognized on receipt or accrual basis whichever is earlier.

Unique Home Health Care Limited

Income from Medical Services is net of payment to nurses and is accounted on accrual basis. Non-repayable membership fee collected from patients are accounted for as Capital Fund, treating them as Capital Receipts.

Apollo Health and Lifestyle Limited

The Company has recognized revenue as follows.

a) With reference to the License fee, 100% on operational clinics. On others, on a pro-rata basis, based upon progress of work and date of signing the agreements.

b) Operating License Fees income has been recognized based on the percentage of the gross sales of operational clinics from the date of commencement till March 31, 2007.

Apollo Gleneagles Hospital Limited

Revenue is recognized on rendering of services and is net of discounts there against. Receivables from customers are reviewed/evaluated periodically by the management and appropriate provisions are made to the extent recovery there against has been considered to be remote.

Apollo Gleneagles PET - CT Private Limited

Revenue is recognized on accrual basis. Revenue comprises of income from services rendered to patients for diagnosis.

Apollo Hospitals International Limited

Revenue is recognized on accrual basis. Hospital revenue comprises of income from services rendered to Out-patients and In-patients. Revenue with regard to value of services rendered pending billing in respect of In-patients undergoing treatment as on the last day of the period has not been recognized.

Indraprastha Medical Corporation Limited

(i) Revenue is recognized on accrual basis. Hospital Revenue comprises of income from services rendered to the out-patients and in-patients. Revenue also includes value of services rendered pending billing in respect of in-patients undergoing treatment as on 31st March 2007.

(ii) The revenue in respect of export benefits is recognized on the basis of foreign exchange earned in the previous financial year at the rate at which entitlement accrues.

Family Health Plan Limited

The revenue from TPA operations is accounted in line with the wordings in the mediclaim policy, which specifies the conditions under which the premium paid will be refunded, thereby aligning the revenue recognition with the policy wordings.

All other streams of revenue are being recognized on accrual basis and prorated till the end of the financial year. Income from TPA operations is recognized inclusive of applicable service tax.

Apollo Health Street Limited

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

The Company recognizes revenue on the following basis:

(a) Software Development and Implementation	Software Development: On the basis of software developed and billed, as per the terms of contracts based on milestones achieved under the percentage of completion method. Software Implementation: On the completion of installation and based on the terms of arrangements with the concerned parties, except where the payment terms are extended beyond the normal credit period the revenues are recognized as the payment becomes due from the customer.
(b) Professional services fees including medical coding and billing services	On rendering of the services based on the terms of the agreements/arrangements with the concerned parties.
(c) Course fees	On a time proportion basis over the duration of course and is stated net of Service Tax and discounts allowed.
(d) Revenue Cycle Management Services(RCMS)	Fees for services are primarily based on a percentage of net collections on clients' accounts receivable. Revenue is recognized and customers are billed when customers receive payment on those accounts receivable.
(e) Time and material contracts	Revenues are recognized on the basis of time spent and duly approved by the respective customers.
(f) Interest income	Revenue is recognized on a time proportionate basis taking into account the amounts outstanding and the rates applicable.

G. Investments

a. Long-term investments are stated at cost to the Company. The Company provides for diminution in the value of long term investments other than those temporary in nature.

b. Current investments are valued at lower of cost and fair value.

c. In case of foreign investments:

   i. The cost is the rupee value of the foreign currency on the date of the investment.

   ii. The face value of the foreign investments is shown at the face value reflected in foreign currency of that related country.

H. Miscellaneous Expenditure

Apollo Hospitals Enterprise Limited

Preliminary, Public Issue, Rights Issue Expenses and Expenses on Private Placement of shares are amortised over 10 years.

Apollo Hospitals International Limited

All preliminary expenses have been written off during the year.

Apollo Health Street Limited

Miscellaneous expenses represent share issue expenses and loan processing fee, which are amortised equally over a period of 5 years and over the term of loan respectively.

I. Deferred Revenue Expenditure

Apollo Hospitals Enterprise Limited

Special advertisement expenditure, software expenses and expenditure incurred on the up gradation of the building of AB Medical Centers Limited up to the commencement of the lease in the year 2003-04 are written off over a period of five years.

Apollo Gleneagles Hospital Limited

Balance of Deferred Revenue as on 1st April 2004 have been continued to be expensed over originally contemplated period of 5 years.

J. Intangible Assets

Apollo Hospitals Enterprise Limited

Intangible assets are initially recognized at cost and amortised over the best estimate of their useful life. Cost of software including directly attributable cost, if any, acquired for internal use, is allocated/amortised over a period of 36 months.

Apollo Health and Lifestyle Limited

In the year 2003-04 the company has implemented the Accounting Standard -26 "Intangible Assets" issued by the Institute of Chartered Accountants of India. However, the management of the company feels that the amortization of this expenditure would be on the basis of number of clinics in operation, which would be the best estimate of the useful economic life of this intangible asset.

Trademark and Concept Rights: The Company has entered into an agreement with Apollo Hospitals Enterprise Limited and has incurred an expenditure of Rs.29,100,190/-. This expenditure is towards the usage of "Apollo" name by the company for the franchisee clinics and also for the concept of franchisee mode of business. The expenditure on such licensing is amortised in proportion to the number of clinics that are in operation.

Imperial Hospital & Research Centre Limited

The Company has acquired intangible assets, being software for Rs. 20 lacs which has been treated as Deferred Revenue Expenditure and would be written off over a period of 5 years from the year of commencement of commercial operations.

Apollo Gleneagles Hospital Limited

Intangible assets are recognized at cost comprising purchase price inclusive of import duties, if any, and other taxes. Expenditure on intangible items are recognized as an expense unless it forms part of the cost of acquisition of an eligible intangible asset. Depreciable amount of such asset is allocated on systematic basis on the best estimates of its useful life.

Cost of software including directly attributable cost, if any, acquired for internal use, is allocated / amortised over a period of 36 months.

Indraprastha Medical Corporation Limited

Intangible Assets are stated at cost less accumulated amortization. Intangible assets are amortised on straight-line method over the estimated useful life of the assets. The useful life of the intangible assets for the purpose of amortization is estimated to be three years.

Apollo Health Street Limited

An intangible asset is recognized, where it is probable that the future economic benefits attributable to the asset will accrue to the enterprise and the cost can be measured reliably. Intangible assets are stated at cost less accumulated amortization. Goodwill arising on consolidation of acquired subsidiaries is carried at cost.

K. Employee Benefits

Apollo Hospitals Enterprise Limited

Defined Contribution Plan

The Company makes contribution towards Provident Fund and Employees State Insurance as a defined contribution retirement benefit fund for qualifying employees.

The Provident Fund Plan is operated by the Regional Provident Fund Commissioner. Under the scheme, the company is required to contribute a specified percentage of payroll cost to the retirement benefit schemes to fund the benefits. Employees State Insurance is remitted to Employees State Insurance Corporation.

Defined Benefit Plan

For Defined Benefit Plan, the cost of providing benefits is determined using the Projected Unit Credit Method with Actuarial Valuation being carried out at each Balance Sheet date. Actuarial Gains or Losses are recognised in full in the Profit and Loss Account for the period in which they occur.

a. Gratuity

   The Company makes annual contribution to the Employees' Group Gratuity-cum-Life Assurance Scheme of the Life Insurance Corporation of India and other Insurers, a funded defined benefit plan for qualifying employees. The Scheme provides for lump sum payment to vested employees at the time of retirement/death while in employment or on termination of employment of an amount equivalent to 15 days salary payable for each completed year of service, or part thereof in excess of six months. Vesting occurs upon completion of five years of service.

b. Leave Encashment Benefits

   The Company pays leave encashment benefits to employees as and when claimed subject to the policies of the Company. The Company provides leave benefits through annual contribution to the fund managed by an Insurer.

Unique Home Health Care Limited

The Company is not covered by the payment of Gratuity Act, 1972, since the number of employees is below the statutory minimum as prescribed by the Act..

The Employees' Provident Fund and Miscellaneous Provisions Act, 1952, is also not applicable to the Company as the number of employees is below the statutory minimum.

The Employees State Insurance Act, 1948 is also not applicable to the company as the number of employees is below the statutory minimum.

The Company doesn't have any Leave Encashment policy

Apollo Health and Lifestyle Limited

Retirement benefits to employees comprise accrual of Gratuity and contribution to Provident Fund. The liability for Gratuity is accrued based on the current basic salaries of the employees as per the provisions of the Payment of Gratuity Act. The Company contributes to the Employees Provident Fund Scheme maintained by the Central Government.

Imperial Hospital & Research Centre Limited

Gratuity

The company has contribution towards a recognized gratuity fund and is registered with the appropriate authority. The contributions are accounted on accrual basis.

Provident Fund

The Company is registered with the jurisdictional Provident Fund Commissioner for Provident Fund benefits and is contributing to the fund as per prescribed law. The contributions to the Provident Fund are accounted on accrual basis.

Leave Encashment Benefits

Currently, the Company has no 'Leave Encashment Scheme' as a part of Retirement Benefits Scheme.

Samudra Healthcare Enterprises Limited

Provident Fund

Employees of the company receive benefits towards contribution to Provident Fund and the company contributes to the Provident Fund Scheme maintained by the Central Government.

Gratuity

The gratuity is provided as per the provisions of the Gratuity Act.

Leave Benefits

Leave benefits are provided on accrual basis as per the policy.

Apollo Gleneagles Hospital Limited

Liability for leave encashment is based on actuarial valuation at the year end and is recognized as expense.

Gratuity liability at the year end is covered under the Life Insurance Corporation of India's Group Gratuity Scheme and is accounted for as accrued in terms of the said scheme and is recognized as expense.

Apollo Hospitals International Limited

Gratuity

The company has covered gratuity liability under the LIC 's Group Gratuity-cum-Life Assurance Scheme. The payment amounts to Rs. 651,185/-.

Leave Encashment Benefits

The Company has no 'Leave Encashment Scheme' as a part of 'Retirement Benefits Scheme'. The employees of the company are entitled to encash their unavailed leave accrued during the course of their employment in accordance with the Company's rules and regulations. The same is therefore accounted as and when claimed.

Indraprastha Medical Corporation Limited

Provident Fund

Employees' contribution to Provident Fund and Employees Pension Scheme is made in accordance with the Provident Fund Act, 1952 read with Employees Pension Scheme 1995.

Gratuity

The liability for Gratuity is provided through a policy taken from Life Insurance Corporation of India (LIC) by an approved trust formed for that purpose. The contribution to the trust is made on the basis of accrual valuation as at the end of the year carried out by LIC to cover the year's gratuity.

Leave Encashment

The Company has provided for the liability for the year on the basis of actuarial valuation as at the end of the year.

Family Health Plan Limited

The company is registered with the provident fund and employee state insurance authorities. Contributions to the provident fund and employee state insurance are charged to the profit and loss account. The company has made provision for payment of gratuity and leave encashment to employees as per the actuarial valuation.

Apollo Health Street Limited.

i) The Gratuity liability is a defined benefit obligation and is provided for on the basis of an actuarial valuation made at the end of each period.

ii) Retirement benefit in the form of Provident Fund is a defined contribution scheme and the contributions are charged to the Profit and Loss Account of the period when the contributions to the fund are due.

iii) Short term compensated absences are provided for based on estimates. Long term compensated absences are provided for based on actuarial valuation made at each Balance Sheet date.

iv) Actuarial gains/losses are recognized in the Profit and Loss Account as they arise.

L. Taxation

Apollo Hospitals Enterprise Limited

i. Income Tax

Income tax is computed using the tax effect accounting method, where taxes are accrued in the same period as and when the related revenue and expense arise. A provision is made for Income Tax annually based on the tax liability computed after considering tax allowances and exemptions.

ii. Deferred Tax

The differences that result between the profit calculated for income tax purposes and the profit as per the financial statements are identified and thereafter deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and get reversed in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the beginning of this accounting year based on the prevailing enacted or substantially enacted regulations.

iii. Fringe Benefit Tax

Fringe Benefit Tax is provided in respect of benefits defined under section 115 W of the Income Tax Act 1961 to the employees during this year at the prescribed rates.

A B Medical Centres Limited

Current Tax is determined as the amount of tax payable in respect of taxable income for the year.

Deferred Tax is recognized, subject to the consideration of prudence, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. The Deferred Tax provisions are made as per the AS 22 of the Institute of Chartered Accountants of India.

Apollo Gleneagles Hospital Limited

Provision for tax is made for both current, deferred and fringe benefit taxes. Current Tax is provided on the taxable income using the applicable tax rates and tax laws. Deferred tax assets and liabilities arising on account of timing differences and which are capable of reversal in one or more subsequent periods are recognized using the tax rates and tax laws that have been enacted or substantively enacted. Deferred Tax assets are recognized only to the extent that there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets will be realized. In case of carry forward of unabsorbed depreciation and tax losses, deferred tax assets are recognized only if there is "virtual certainty" that such deferred tax assets can be realized against future taxable profits.

The Company has significant amount of carried forward losses and depreciation under the Income-tax Act, 1961. However, as a matter of prudence deferred tax assets has been recognized to the extent there is deferred tax liability and as such, there is no impact of the same on these accounts.

Indraprastha Medical Corporation Limited

Provision for Taxation comprises of Income Tax Liability on the profits for the year chargeable to tax and Deferred Tax resulting from timing differences between Book and Tax Profits. The Deferred Tax Asset/Liability is provided in accordance with the Accounting Standard - 22, "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India.

Fringe Benefit Tax is provided on the aggregate amount of fringe benefits determined in accordance with the provisions of the relevant enactments at the specified rate of tax.

Family Health Plan Limited

The Company has reversed net Deferred Tax Liability of Rs. 2,09,113/- arising out of timing differences during the year.

Apollo Health Street Limited

Income Tax

Tax expense comprises current, deferred taxes and fringe benefit tax. Current income tax and fringe benefit tax are measured at the amount expected to be paid to the tax authorities in accordance with the tax laws as applicable to the respective consolidated entities.

Deferred income taxes reflects the impact of current year timing differences between taxable income and accounting income for the year and reversal of timing differences of earlier years. Deferred tax is measured based on the tax rates and the tax laws enacted or substantively enacted at the balance sheet date. Deferred tax assets and deferred tax liabilities across various countries of operation are not set off against each other as the Company does not have a legal right to do so. Deferred tax assets are recognized only to the extent that there is reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized. If the Company has carry forward of unabsorbed depreciation and tax losses, deferred tax assets are recognized only if there is virtual certainty supported by convincing evidence that such deferred tax assets can be realized against future taxable profits. Unrecognized deferred tax assets of earlier years are re-assessed and recognized to the extent that it has become virtually certain that future taxable income will be available against which such deferred tax assets can be realized.

M. Bad Debts Policy

Apollo Hospitals Enterprise Limited

The Board of Directors approves the Bad Debt Policy, on the recommendation of the Audit Committee after the review of debtors every year. The standard policy for write off of bad debts is as given below subject to management inputs on the collectibility of the same,

Period	% of write off
0 - 1 year	Nil
1 - 2 years	25%
2 - 3 years	50%
Over 3 years	100%

N. Segment Reporting

Apollo Hospitals Enterprise Limited

The Company has complied with Accounting Standard 17- Segment Reporting with Business as a primary segment.

The Company operates in a single Geographical segment which is India and the product sold in the pharmacies in all cases are regulated under Drug Control Act which applies uniformly all over the country. The risk and returns of the enterprise are very similar in different geographical areas within the country and hence there is no reportable secondary segment as defined in Accounting Standard 17.

The accounting policies adopted for segment reporting are in line with the accounting policies of the Company with the following additional policies for Segment Reporting:

i. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "unallocable expenses".

ii. Inter segment revenue and expenses are eliminated.

Unique Home Healthcare Limited

The Company is exclusively engaged in the business of providing home medicare services. These, in the context of Accounting Standard 17 on "Segment Reporting", issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

Apollo Health and Lifestyle Limited

The company is only one segment of activity i.e., Franchisee business. Hence the segment wise reporting as defined in Accounting Standard 17 is not applicable.

Samudra Healthcare Enterprises Limited

The Company has only one segment of activity i.e., Hospital Service. Hence the segment wise reporting as defined in Accounting Standard 17 is not applicable.

Apollo Hospital International Limited

The Company also derives income from its pharmacy apart from the income from hospitals. Pharmacy business is incidental to the business of the Company and so is not recognized as a separate segment to be reported by the Management.

Apollo Health Street Limited

The Company's operations fall within a single business segment "Health Care Related IT Enabled Service" and single geographical segment.

O. Earning Per Share

Apollo Hospitals Enterprise Limited

In determining the values for calculating earnings per share, the company considers the net profit after tax, preference dividend before extra ordinary items and after extra ordinary items and includes post-tax effect of any extra ordinary items. The Number of shares used in computing the earnings per share is the weighted average number of shares outstanding during the period. For computing diluted earnings per share, potential equity is added to the above weighted average number of shares.

Apollo Health Street Limited

Basic Earnings Per Share is determined by dividing the net profit or loss for the period attributable to equity shareholders (after deducting preference dividends and attributable taxes) by the weighted average number of equity shares outstanding during the period.

Diluted Earnings Per Share is determined by dividing the net profit or loss for the period attributable to equity shareholders by the weighted average number of equity shares outstanding during the period as adjusted for weighted average number of potential equity shares outstanding during the period except the effect is anti dilutive.

P. Leases

Apollo Gleneagles PET-CT Private Limited

Lease rentals on operating leases are recognized as an expense in the Profit & Loss Account on written down value basis as per the terms of the agreement.

Family Health Plan Limited

The expenditure on the development of leasehold assets represents expenditure incurred by the company towards interior and temporary structure in the leased accommodation. The same is being written off over the period of lease.

Apollo Health Street Limited

Finance Lease:

Leases, which effectively transfer to the Company, substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the lower of the fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability based on the implicit rate of return. Finance charges are expensed as incurred.

If there is no reasonable certainty that the company will obtain the ownership by the end of the lease term, capitalized leased assets are depreciated over the shorter of the estimated useful life of the assets or the lease term.

Operating Lease:

Leases where the lessor effectively retains substantially all the risks and the benefits of ownership of the leased assets are classified as Operating Leases. Operating Lease payments are recognized as an expense in the Profit and Loss Account on a straight-line basis over the lease term.

Q. Foreign Currency Transactions

Apollo Hospitals Enterprise Limited

a. Monetary current assets and monetary current liabilities relating to foreign currency transactions remaining unsettled at the end of the year are translated at the exchange rate prevailing on the date of Balance Sheet. The difference in translation of monetary items and realised gains and losses on foreign exchange transactions are recognised in the Profit & Loss Account in accordance with Accounting Standard 11 - 'Accounting for the Effects of Changes in Foreign Exchange Rates (Revised 2003)', issued by the Institute of Chartered Accountants of India. (Also refer Note 35 in the Notes Forming Part of Accounts).

b. Exchange differences relating to Fixed Assets are adjusted in the cost of the asset. (Also refer Note 35 in the Notes Forming Part of Accounts).

c. The use of foreign currency forward contract is governed by the Company's policies approved by the Board of Directors. These hedging contracts are not for speculation.

Apollo Health Street Limited

Initial Recognition

Foreign currency transactions are recorded in the reporting currency, by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction.

Conversion

Foreign currency monetary items are reported using the exchange rate as at the date of the Balance Sheet or at forward cover rate where the company has forward cover contract against such items. Non monetary items which are carried in terms of historical cost denominated in a foreign currency are reported using the exchange rate at the date of the transaction; and non-monetary items which are carried at fair value or other similar valuation denominated in a foreign currency are reported using the exchange rates that existed when the values were determined.

Exchange Differences

Exchange differences arising on the settlement of monetary items or on reporting company's monetary items at rates different from those at which they were initially recorded, or were reported in previous financial statements, are recognized as income or as expense in the period in which they arise. Exchange differences arising in respect of fixed assets acquired from outside India are capitalised as part of fixed assets.

The premium or discount arising at the inception of forward exchange contracts is amortised as expense or income over the life of the contract. Exchange differences arising on cancellation or renewal of forward exchange contract are recognized in the income statement upon cancellation/renewal.

Foreign Branch

The financial statements of an integral foreign operation are translated as if the transactions of the foreign operation are those of the company itself.

Foreign Currency Translation

Indian Rupees is the reporting currency for AHSL and its domestic subsidiaries. The subsidiaries have been identified as non-integral operations as they accumulate cash and other monetary items, incur expenses, generate income and arrange borrowings, all substantially in their local currency. Assets and liabilities of overseas subsidiaries are translated at the exchange rates as at the date of balance sheet. Income and expenses are translated at the average exchange rate for the reporting period. Resultant currency translation exchange gain or loss in carried as foreign currency translation reserve.

R. Borrowing Costs

Apollo Gleneagles Hospital Limited

Interest and other costs in connection with the borrowing of the funds to the extent attributable to qualifying fixed assets are capitalized. Other such costs are charged to profit and loss account.

Indraprastha Medical Corporation Limited

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of the asset. Other costs are recognized as expenses in the year in which they are incurred.

S. Impairment

Apollo Hospitals Enterprise Limited

During the year 2002-03 on a review of fixed assets certain selected medical equipments were identified and impaired. For the current year on a review as required by Accounting Standard 28 - 'Impairment of Assets', the management is of the opinion that no impairment loss or reversal of loss is required, as conditions of impairment do not exist.

Apollo Gleneagles Hospital Limited

Fixed assets are reviewed at each balance sheet date for impairment. In case events and circumstances indicate any impairment, recoverable amount of the fixed assets is determined. An impairment loss is recognized, whenever the carrying amount of assets either belonging to Cash Generating Unit (CGU) or otherwise exceeds recoverable amount. The recoverable amount is the greater of assets net selling price or its value in use. In assessing value in use, the estimated future cash flows from the use of the assets are discounted to their present value at appropriate rate. An impairment loss is reversed if there has been change in the recoverable amount and such loss either no longer exists or has decreased. Impairment loss/reversal thereof is adjusted to the carrying value of the respective assets, which in case of CGU, are allocated to its assets on a pro-rata basis. Subsequently to recognition of impairment loss/reversal thereof, depreciation is provided on the reversal-carrying amount of the asset, on a systematic basis, over its remaining useful life.

Apollo Hospitals International Limited

On a further review as at the year-end, the Management is of the opinion that no impairment or reversal of loss arise on Fixed Assets.

Indraprastha Medical Corporation Limited

During the year ended 31st March, 2007, the company has reversed certain impairment losses recognized in the earlier years and the resultant gain of Rs. 17,241,057/- has been credited to Profit and Loss Account. This reversal is due to increase in the usage of certain medical equipments in the Radiation Oncology Department on account of increased business. The value in use has been taken to be recoverable amount of such assets. The value in use has been calculated by using appropriate discount rate which is the weighted average cost of capital of the company.

Apollo Health Street Limited

The carrying amounts of assets are reviewed at each balance sheet date if there is any indication of impairment based on the internal/external factors. An impairment loss is recognized wherever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the greater of the assets net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value at the weighted average cost of capital.

T. Provisions, Contingent Liabilities and Contingent Assets

Apollo Hospitals Enterprise Limited.

A provision is recognized when the Company has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. `Contingent liabilities are not provided for unless a reliable estimate of probable outflow to the company exists as at the Balance Sheet date. Contingent assets are not recognised.

4. CONTINGENT LIABILITIES

a. Claims against the company not acknowledged as debts- Rs.912,771,724/- (Rs. 848,894,434/-)

b. Estimated amount of contracts remaining to be executed on capital account not provided for on account of the expansion cum diversification programme of the company Rs.3,244,309,612/- (Rs. 614,317,520/-).

c. The estimated customs duty guarantees given by Apollo Hospitals Enterprise Limited in favour of the Assistant Collector of Customs, pending receipt of customs duty exemption certificates amounts to Rs.99,700,026/- (Rs.99,700,026/-).

This is subject to the result of writ petition pending in the Madras High Court with respect to the Chennai Hospital Division Rs.73, 709,545/- (Rs. 73,709,545/-).

Application has been made for duty exemption certificates by the Pharmaceutical Division, which is pending with the Government. The estimated customs duty is Rs.14,825,739/- (14,825,739/-).

The Hyderabad division has executed bonds in favour of the President of India to the extent of Rs.11,164,742/ (Rs.11,164,742/-) pending its application for receipt of customs duty exemption certificates from the Government.

d. (i) Letters of credit opened by various banks in favour of foreign suppliers for consumables, spares, medicines and medical equipment amounts to Rs.47,994,637/- (Rs. 33,509,125/-)

(ii) Bank Guarantees as on 31.03.2007. Rs. 338,820,276/- (Rs 247,617,600/-)

(iii) Corporate Guarantees

(Rs. in crores)

On Behalf of	In Favour of	As at 31.03.2007	As at 31.03.2006
Apollo Hospitals International Limited	HDFC	55.55	55.55
	IDBI	5.00	5.00
	IDFC	15.75	15.75
TOTAL		76.30	76.30

e. (i) Additional liability, for payment of sales tax on work orders pursuant to court proceedings between contractors and the State Governments-Rs.206,076/-(Rs.206,076/-) in the case of Chennai Division of Apollo Hospitals Enterprise Limited.

(ii) In respect of the claim for sales tax made by the Commercial Tax Department for Rs. 1,233,338/- (Rs. 281,361/-) for the various assessment years, the matter is under contest in the case of Pharmacy Division of Apollo Hospitals Enterprise Limited.

f. **Apollo Hospitals Enterprise Limited**

Exports obligation to be fulfilled in the next eight years on availing of concessional excise duty on imports under 5% EPCG scheme to the extent of eight times the duty saved amount to Rs. 138,486,904/- (Rs. 77,153,480/-). The amount of duty saved during the year was Rs. 17,310,863/- (Rs. 9,644,185/-).

Imperial Hospital & Research Centre Limited

The Company has imported Fixed Assets under EPCG Scheme under an obligation to earn revenues in foreign currency to the extent of "Eight" times the duty saved. The total amount of duty saved during the year was Rs. 600 lacs and the Export Obligation on the part of the currency is Rs. 4,800 lacs.

g. **Indraprastha Medical Corporation Limited**

Liability for Income tax cases pending before Income Tax Appellate Authorities amounting to Rs. 10,201,325/- (Rs. 1,461,455/-)

h. **Apollo Health Street Limited**

In accordance with the notification issued by the Employees' Provident Fund Office, the Company may be required to contribute Provident Fund on amounts paid towards encashment of leave by the employees from its inception till April 30, 2005. However, no provision was recorded in the books of accounts, as the Company's liability towards Provident Fund is presently not determinable.

5. **SHARE CAPITAL**

Apollo Hospitals Enterprise Limited

a. The Company has increased the Authorised Share Capital to Rs. 850,000,000/- (Rs. 700,000,000 in 2005-06), which is divided into:-

(i) 75,000,000 (2005-06 ; 60,000,000) equity shares of Rs. 10/- (2005-06 ; Rs. 10/-) each and

(ii) 1,000,000 (2005-06 ; 1,000,000) preference shares of Rs. 100/- (2005-06; Rs. 100/-) each.

b. During the current financial year, the preferential allotment of 1,039,965 equity warrants made on 3rd June, 2005 at a price of Rs. 334.15 each to the Promoters / Promoter Group convertible into equity shares of nominal value of Rs. 10/- each at a premium of Rs. 324.15 has been converted into equity shares as per the terms of issue.

	Share Capital (Rs.)	Securities Premium (Rs.)
10% of issue price received during 2005-06	1,039,965	33,710,465
Balance 90% of issue price received during the year 2006-07	9,359,685	303,394,189

Unique Home Healthcare Limited

The Company has increased its Authorised Capital from 1,000,000 Equity Shares of Rs.10/- each to 30,000,000 Equity Shares of Rs.10/- each. During the year Company issued 29,000,000 Equity Shares of Rs.10/- each on preferential basis to its Holding Company - Apollo Hospitals Enterprise Limited.

Apollo Health and Lifestyle Limited

A sum of Rs. 49,517,220/- consisting of the portion of Unsecured Loan from Apollo Hospitals Enterprise Limited (AHEL), interest payable on unsecured loan from AHEL and Creditors - AHEL, Chennai as on 31st March 2006 were converted into "Share Application Money Pending Allotment" as per advise from AHEL.

Apollo Health Street Limited

The Authorised Share Capital of the Company was increased from Rs. 435,481,890/- to Rs. 714,662,360/- by issue of 1,766,965 Series B Preference Shares of Rs. 158/- each in the Extra Ordinary General Meeting held on July 24, 2006.

In the Extra Ordinary General Meeting held on September 15, 2006, the Authorised Capital was further increased from Rs. 714,662,360/- to Rs. 750,000,000/- by issue of 3,533,764 Equity Shares of Rs. 10/- each.

Further in the Extra Ordinary General Meeting held on January 13, 2007, the Authorised Capital has been re-constituted and accordingly made to 75,000,000 Equity Shares of Rs. 10/- each

AB Medical Centres Limited

The Share Capital includes a sum of Rs.900, 000/- allotted for consideration other than cash.

Apollo Health Street Limited

a. **Conversion of Cumulative Convertible Preference Shares (CCPS)**

Pursuant to the Articles of Association of the Company and as per the terms of issue, CCPS were convertible into

Equity at a pre-determined valuation as agreed by the Preference Shareholders of the Company. Pursuant to their waiver letter dated April 17, 2006, the Preference Shareholders have agreed to convert CCPS into Equity at a pre-determined valuation of USD 12 million. Hence every CCPS was converted into Equity at a ratio of 1:0.56261. Accordingly, at the Board Meeting held on September 15, 2006, the Board approved the conversion of 2,661,242 CCPS of Rs. 60/- each into 1,497,241 fully paid Equity Shares of Rs. 10/- each, and the resultant difference of Rs. 144,702,110/- was credited to share premium account.

b. Conversion of Class A Shares into Equity

Pursuant to the variation letter dated June 29, 2006, the Class A Shareholders have agreed for variation of their rights and consequently to convert Class A Shares into Equity at a ratio of 3,000:1. Further, pursuant to the Articles of Association and pursuant to Section 106 of the Companies Act, 1956, the Articles of Association were amended to enable the aforesaid conversion and to vary the rights accordingly. In pursuance with the consent of the Class A holders vide their variation letter and in accordance with the Articles of Association, the Board of Directors at their meeting held on October 20, 2006, approved the conversion of 14,535,800 Class A Shares of Rs. 10/- each to 4,848 fully paid Equity Shares of Rs. 10/- each, and the resultant difference of Rs. 145,309,520/- was credited to the share premium account.

c. Conversion of Series B Preference Shares into Equity

Pursuant to the Amendment Agreement dated April 17, 2006, the Promoters and Investors of the Company have consented for the creation of 1,766,963 Series B Preference Shares of Rs. 158/- each. Pursuant to the said agreement, these Series B Preference Shares could be converted into Equity in the ratio 1:1 upon the conditions of (i) the Company undertaking an IPO or (ii) the Completion of 1 year from the date of allotment.

Pursuant to the consent of the Investors and Series B Preference Shareholders, the Board of Directors at their meeting held on October 20, 2006 approved the conversion of 1,766,963 Series B Preference Shares into fully paid 1,766,963 Equity Shares of Rs. 10/- each and the resultant difference of Rs. 261,510,524/- was credited to the share premium account.

d. As on April 1, 2006 the Company had an opening share premium of Rs. 35,133/-. Upon conversion of the share referred to in Point 4 (a), (b) and (c) above, a total share premium of Rs. 551,522,154/- was recorded during the year. The share issue expenses of Rs. 6,841,861/- were adjusted against the above share premium. The share premium outstanding as on March 31, 2007 is Rs. 544,715,426/-.

6. GENERAL INFORMATION

Apollo Hospitals Enterprise Limited

Terms of Issue of Convertible Equity Warrants

The company has issued and allotted 1,550,000 equity warrants convertible into equity shares of nominal value of Rs.10/- each at a premium of Rs.432.55 on 9th Feb, 2007 to Smt. Sangita Reddy, one of the promoters of the company on a preferential allotment basis. The issue price is higher than the minimum price Rs.442.52 fixed in accordance with the guidelines for preferential issues of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000. Accordingly the promoters have paid 10% of the consideration per warrant Rs.442.55 on the date of allotment. The balance 90% is payable on the exercise of option for conversion within 18 months of date of allotment.

Apollo Health Street Limited

Terms of Issue of Employee Stock Options Plan

Share based payments

Employee compensation expenses, where applicable, in respect of stock options granted to the employees are recognized over the vesting period of the option using intrinsic value method as prescribed in "Guidance Note on Accounting for Employee Share-based payments" issued by the Institute of Chartered Accountants of India.

(A) Employee Stock Option Plan 2005

The Company had instituted an employee stock plan in the financial year 2005-06 and in the previous year it had granted stock options to certain employees. The options vests over a period of three years and would be settled by issue of fully paid equity shares. The plan is in the nature of equity settled plan.

Key features of plan

Particulars	**As at March 31, 2007**	
Grant date	April 14, 2005	
Exercise price	Rs.10/-	
Exercise Period	5 years from date of vesting	
Vesting Schedule	**Date**	**No. of Options**
	September 30, 2005	95,900
	March 31, 2006	128,900
	March 31, 2007	141,200
	March 31, 2008	48,000
Stock Options:		
Outstanding at the beginning of the year	414,000	
Granted during the year	-	
Forfeited during the year	-	
Exercised during the year	-	
Expired during the year	-	
Exercisable at the end of the year	288,000	
Outstanding at the end of the year	336,000	
Weighted average remaining contractual life	4.50 years	

Particulars	**As at March 31, 2007**
Pricing of Option:	
Fair Value of Option at grant date	Rs.2.53
Option Pricing Model used	Black Scholes Model
Inputs to the model:	
a) Average Share Price	Rs.10/-
b) Exercise Price	Rs.10/-
c) Expected Volatility - Unlisted Company	0%
d) Risk Free Interest rate	6%
e) Weighted Average Option life	5 years

The Company accounts for compensation cost in respect of its stock options using intrinsic value method. Accordingly no compensation cost has been recorded as the exercise price is greater than or equal to the intrinsic value. Had the company accounted for its stock options using the fair value method, the employee compensation expense for the year ended March 31, 2007 would have been higher by Rs. 33,947/- (Previous Year - Rs. 769,662/-) and the profit/loss for the year would have been lower by Rs. 33,947/- (Previous Year - Rs. 769,662/-)

(B) Employee Stock Option Plan 2006

During the current financial year, the Company had instituted an employee stock option plan 2006. The shareholders and the board of directors approved the plan on October 20, 2006 which provides for the issue of 1,100,850 stock options to certain employees. The options follow a graded vesting schedule over a period of three years and would be settled by issue of fully paid equity shares.

Particulars	**As at March 31, 2007**	
Grant date	October 20, 2006	
Exercise price	Rs.98/-	
Exercise Period	5 years from date of vesting For employees whose period of service with the Company is equal to or greater than 3 years as on the date of grant	
Vesting Schedule (A)	**Date**	**No. of Options**
	October 19, 2007	349,625
	October 19, 2008	139,850
	October 19, 2009	209,775
Vesting Schedule (B)	For employees whose period of service with the company is less than 3 years as on the date of grant	
	Date	**No. of Options**
	October 19, 2007	100,400
	October 19, 2008	100,400
	October 19, 2009	200,800
Stock Options:		
Outstanding at the beginning of the year	-	
Granted during the year	1,100,850	
Forfeited during the year	-	
Exercised during the year	-	
Expired during the year	-	
Exercisable at the end of the year	-	
Outstanding at the end of the year	1,100,850	
Weighted average remaining contractual life	6.52 years	

Particulars	As at March 31, 2007
Pricing of Option:	
Fair Value of Option at grant date	Rs.32.70
Option Pricing Model used	Black Scholes Model
Inputs to the model	
a) Average Share Price	Rs.108/-
b) Exercise Price	Rs.98/-
c) Expected Volatility - Unlisted Company	0%
d) Risk Free Interest rate	6.81%
e) Weighted Average Option life	4 years

The company accounts for the compensation cost in respect of its stock options using intrinsic value method. Had the company accounted for its stock options using the fair value method, the employee compensation expense for the year ended March 31, 2007 would have been higher by Rs.7,182,085/- and the profit for the year would have been lower by Rs. 7,182,085/-.

(C) Employee Stock Option Plan 2006 - Plan II

During the current financial year, the Company had instituted an employee stock option plan 2006 - Plan II. The shareholders and the board of directors approved the plan on March 16, 2007, which provides for the issue of 93,750 stock options to certain employees. The options vest over a period of three years and would be settled by issue of fully paid equity shares.

Particulars	As at March 31, 2007	
Grant date	March 16, 2007	
Exercise price	Rs. 154/-	
Exercise Period	5 years from date of vesting	
Vesting Schedule (A)	**Date**	**No. of Options**
	March 15, 2008	9,375
	March 15, 2009	18,750
	March 15, 2010	65,625
Stock Options:		
Outstanding at the beginning of the year	-	
Granted during the year	93,750	
Forfeited during the year	-	
Exercised during the year	-	
Expired during the year	-	
Exercisable at the end of the year	-	
Outstanding at the end of the year	93,750	
Weighted average remaining contractual life	7.56 years	

Particulars	As at March 31, 2007
Pricing of Option	
Fair Value of Option at grant date	Rs.40.81
Option Pricing Model used	Black Scholes Model
Inputs to the model	
a) Average Share Price	Rs.154/-
b) Exercise Price	Rs.154/-
c) Expected Volatility - Unlisted Company	0%
d) Risk Free Interest rate	8%
e) Weighted Average Option life	4 years

The company accounts for the compensation cost in respect of its stock options using intrinsic value method. Had the company accounted for its stock options using the fair value method, the employee compensation expense for the year ended March 31, 2007 would have been higher by Rs.69,080/- and the profit for the year would have been lower by Rs. 69,080/-.

(D) Proforma Disclosures:

The Guidance Note on 'Accounting for employee share based payments' ('Guidance Note') issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employees share based payment plans. The Guidance Note applies to employee share based payments, the grant date in respect of which falls on or after 1st April 2005. The company follows the intrinsic value method to account compensation expense arising from issuance of stock options to the employees. Had Compensation cost been determined under the fair value approach described in the Guidance Note, using the Black Scholes pricing model, the Company's net income and Basic and Diluted Earnings Per Share would have been reduced to the proforma amounts as set out below: (Rs.)

Particulars	Year ended 31st March	
	2007	2006
Net Income as reported	60,467,486	9,886,310
Less: Employee Stock compensation expense	7,285,079	769,662
Proforma Net Income	53,182,407	9,116,648
Basic Earnings Per Share as reported	4.25	0.80
Proforma Basic Earnings Per Share	3.74	0.74
Diluted Earnings Per Share as reported	4.12	0.69
Proforma Diluted Earnings Per Share	3.63	0.64

7. TERMS OF REDEMPTION OF DEBENTURES

Apollo Hospitals Enterprise Limited.

a) 10.80% Non-Convertible Debentures privately placed with Indian Bank, Indian Overseas Bank, Jammu & Kashmir Bank Limited, Andhra Bank and Life Insurance Corporation of India shall be redeemed in three instalments of 33%, 33% & 34% at the end of the 3rd, 4th and 5th year from the date of allotment (5th April, 2002) respectively. Accordingly the debentures two instalments were redeemed in April 2005 and April 2006 respectively and the last instalment has been redeemed in April 2007.

b) 8.57% Non-Convertible Debentures privately placed with Karnataka Bank Ltd. shall be redeemed in three annual instalments at the end of the 3rd, 4th and 5th years from the date of allotment (19th September, 2002) respectively. Accordingly the first and second instalments were redeemed in September 2005 and September 2006 respectively and the last instalment has been redeemed in September 2007.

c) 7.27% Non- Convertible Debentures privately placed with General Insurance Corporation of India and Karnataka Bank Ltd, has been repaid fully on July 2006.

8. DETAILS OF SECURED LOANS AND SECURITY

Apollo Hospitals Enterprise Limited

a. Debentures

(i) 10.80% Non-Convertible Debentures privately placed with Indian Bank, Indian Overseas Bank, Jammu & Kashmir Bank Limited, Andhra Bank and Life Insurance Corporation of India secured by:-

a An Equitable Mortgage on all immovable properties situated at No.21 Greams Lane, off. Greams Road, Chennai 600 006 and No.320 Mount Road, Teynampet, Chennai-600 018 both present and future ranking paripassu with other debentures.

b. A charge on the whole of movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future (save and except book-debts) whether installed or not, and whether now lying, or stored in, or about, or shall, hereafter from time to time during the continuance of the security, be brought into, or upon, or be stored, or be in, or about , any or all of the Company's factory premises or godown situated at No.21, Greams Lane, Off Greams Road,Chennai-600 006 and No.320, Anna Salai, Teynampet, Chennai-600 018, or wherever else the same may be or be held by the party to the order or disposition of the Company or in the course of transit or high seas or on order or delivery howsoever and wheresoever in the possession of the Company ranking pari passu with other debentures.

ii) 8.57% Non-Convertible Debentures privately placed with Karnataka Bank Limited. secured by

a. An Equitable Mortgage on all immovable properties situated at No.21 Greams Lane, off. Greams Road, Chennai-600 006 and No.320 Mount Road, Teynampet, Chennai-600 018 both present and future ranking pari passu with other debentures.

b. A charge on the whole of movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future (save and except book-debts) whether installed or not, and whether now lying, or stored in ,or about, or shall, hereafter from time to time during the continuance of the security, be brought into, or upon, or be stored, or be in, or about , any or all of the Company's factory premises or godown situated at No.21, Greams Lane, Off Greams Road, Chennai-600 006 and No.320, Anna Salai, Teynampet , Chennai-600 018, or wherever else the same may be or be held by the party to the order or disposition of the Company or in the course of transit or high seas or on order or delivery howsoever and wheresoever in the possession of the Company ranking pari passu with other debentures.

b. HDFC Bank Limited

Loan from HDFC Bank Limited is secured by way of

i. First paripassu hypothecation charge charged on all movable assets of the company present and future.

ii. Equitable mortgage of immovable properties situated at No.21, Greams Lane, Off Greams Road, Chennai - 600 006 and No.320, Anna Salai, Teynampet, Chennai - 600 018 both present and future.

c. Indian Bank

Loan from Indian Bank is secured by way of :-

i. First paripassu hypothecation charge charged on all movable assets of the company present and future.

ii. Pari passu equitable mortgage of immovable properties situated at No.21, Greams Lane, Off Greams Road, Chennai - 600 006 and No.320, Anna Salai, Teynampet, Chennai - 600 018, both present and future.

iii. Pledge of units under Kotak FMP Series XIII, XIV, XXI - Growth Schemes of Kotak Mahindra Mutual Fund.

d. Bank of Bahrain and Kuwait BSC.

Loan from Bank of Bahrain and Kuwait BSC is secured by first paripassu hypothecation charge on entire movable fixed assets present and future and an Equitable Mortgage of all immovable properties situated at No.21 Greams Lane, off. Greams Road, Chennai-600 006 and No.320 Mount Road, Teynampet, Chennai - 600 018 both present and future ranking paripassu with the existing loans.

e. Loans and advances from Banks are secured by hypothecation of inventories and book debts, and a second charge on specific fixed assets of the company.

f. In Hyderabad Division Fixed Deposit receipts worth Rs. 6,062,689/- (Rs. 9,404,672/-) are under lien with the bankers for obtaining letters of Credit and Bank Guarantee.

g. The company has pledged its 20,775,197 shares in Apollo Gleneagles Hospital Limited as a security for the loan advanced by IDFC and HDFC to Apollo Gleneagles Hospitals Limited.

Unique Home Healthcare Limited

Hire purchase finance from ICICI Bank Rs. 455,342/- (Rs 32,800/-) is secured by hypothecation of the vehicle acquired out of the loan.

Imperial Hospital & Research Centre Limited (Amount in Rs)

Rupee Term Loan from	2006 - 07	2005 - 06
Jammu & Kashmir Bank	269,712,058	270,108,663
Kotak Mahindra Primus Ltd	99,232	235,143
Canara Bank	370,864,605	-
Indian Overseas Bank	182,000,000	-
Total	822,675,895	270,343,806

Secured by pari pasu first charge on all assets of the company both present and future.

Apollo Gleneagles Hospital Limited (Amount in Rs)

Rupee Term Loan from	2006 - 07	2005 - 06
IFCI Limited	21,753,192	21,753,192
Industrial Development Bank of India	15,000,000	15,000,000
Infrastructure Development Finance Company Limited	483,300,000	483,300,000
Housing Development Finance Corporation Limited	605,900,000	605,900,000
Indian Bank	270,000,000	270,000,000
Cash Credit Facility - Indian Bank	7,104,143	6,086,173
Interest accrued and due	2,397,329	180,808
TOTAL	1,405,454,664	1,402,220,173

(i) Rupee Term Loans are secured by first mortgage and charge on all the immovable and movable assets, present and future.

(ii) Rupee Term Loans from IFCI Limited and IDBI carries zero rate of interest and are repayable on February 28, 2012 and on December 31, 2011 respectively.

(iii) Under certain circumstances of default by the Company, IFCI Limited and IDBI have an option to convert the outstanding amount of rupee term loan not exceeding 20% of the amount of the loan into fully paid up Equity Shares of the Company at par.

(iv) Cash credit from Indian Bank is secured by hypothecation of current assets including book debts and also by way of second charge on the fixed assets of the hospital.

Apollo Gleneagles PET CT Private Limited

Indian Bank Term Loan Rs.120,000,000/- (Rs. 120,034,088/-) is secured by hypothecation of Diagnostic Equipments, Stocks, Book Debts and other current assets both present and future.

Apollo Hospitals International Limited

Secured Loans as on 31st March 2007 (Amount in Rs.)

Institutions	2006-07	2005-06
IDBI Limited*	42,500,000	50,000,000
HDFC Limited*	550,500,000	550,500,000
IDFC Limited*	136,562,500	142,500,000
Cash Credit from Indian Bank **	45,789,232	37,836,065
Total	**775,351,732**	**780,836,065**

* Secured by pari passu first charge on all the fixed assets of the Company present and future.

** Secured by first charge on stocks & book debts and second charge on Fixed Assets.

Indraprastha Medical Corporation Limited

(i) Loan from Banks and institutions Rs. 485,625,000/- (Rs.293,125,000/-) are secured by exclusive charge on the medical equipment and other movable fixed assets funded from the term loan and subservient charge on the movable fixed assets both present and future.

(ii) Working Capital Fund from Bank is Rs. 50,588,878/- (154,155,828/-) secured against hypothecation of stores, spares and receivables.

Family Health Plan Limited (Amount in Rs)

Rupee Term Loan from	2006-07	2005-06
Kotak Mahindra Bank Limited - Cash Credit	8,651,245	9,698,515
UTI Bank Limited - Cash Credit	43,764,039	39,113,481
Kotak Mahindra Bank Limited - Term Loan	2,500,000	5,000,000
Loan against deposits	9,000,000	9,000,000
Total	**63,915,284**	**62,811,996**

(i) Cash Credit from Banks are secured against first charge on receivables and assets.

(ii) Term Loam from Bank is secured against first charge on assets.

(iii) Loan against deposit is secured by way of lien on Fixed Deposits.

9. UNSECURED LOAN

Unique Home Health Care Limited

The Company is having an unsecured loan of Rs. 84,299,394/-(Rs. 269,386,101/-) from Apollo Hospitals Enterprise Limited. As Unique Home Health Care Limited is a wholly owned subsidiary of Apollo Hospitals Enterprise Limited and loan is of temporary nature, no interest is payable on such loan.

10. LEASES

In respect of non-cancellable operating lease

Minimum Lease Payments	31.03.2007 (Rs.)	31.03.2006 (Rs.)
Not later than one year	175,185,702	83,224,989
Later than one year and not later than five years	466,035,761	269,073,283
More than five years upto ten years	965,944,900	356,338,645

All operating leases and sub leases are renewable after the period of agreement on mutual consent of both lessor and lessee.

11. EMPLOYEE BENEFITS

Apollo Hospitals Enterprise Limited

Consequent to the adoption of Accounting Standard 15 "Employee Benefits" (Revised 2005) issued by Institute of Chartered Accountants of India ,the company has reviewed and revised its Accounting Policies in respect of Employees Benefits. Consequent upon the change, the additional charge to the Profit & Loss Account is Rs. 11.34 Million. In accordance with the transitional provision contained in the Accounting Standard, the difference of Rs. 96.11 Million between the liability in respect of Employee Benefits existing on the date of adoption and the liability that would have been recognised at the same date under the previous accounting policy has been adjusted against the opening balance in the Revenue Reserve.

Defined Benefit Plan

Rs. in millions

Particulars	As at 31st March 2007
Present Value of Obligation as on 01st April 2006	163.41
Service Cost	27.92
Interest Cost	12.00
Actuarial (gain) / loss	(9.27)
Benefit Paid	(6.80)
Present Value of Obligation as on 31st March 2007	186.26
Defined benefit obligation liability as at the balance sheet is wholly funded by the company	
Change in plan assets	
Fair Value of Plan Assets as on 01st April 2006	67.30
Expected return on plan assets	6.90
Actuarial gain / (loss)	27.40
Contributions	21.92
Benefits paid	(6.80)
Fair Value of Plan Assets as on 31st March 2007	116.72
Reconcilation of present value of the obligation and the fair value of the plan assets	
Present value of the defined benefit	186.26
Fair value of plan assets at the end of the year	(116.72)
Liability / (Assets)	69.54
Unrecognised past service cost	38.31
Liability / (Assets) recognised in the Balance Sheet	(107.84)

Rs. in millions

Gratuity cost for the period	
Service Cost	65.23
Interest Cost	12.00
Expected return on plan assets	(6.90)
Actuarial (gain) / loss	(36.67)
Net gratuity cost	33.66
Investment details of plan assets	
100% of the plan assets are invested in debt instruments	
Actual return on plan assets:	34.30
Assumptions	
Interest rate	7.50%
Estimated rate of return on plan assets	7.50%

12. DEFERRED TAX

The deferred tax for the year debited to the profit and loss account of the group comprises:

PARTICULARS	2006-07 (Rs.)	2005-06(Rs.)
Deferred Tax Liability for the year	34,102,824	22,356,357
Deferred Tax Asset for the year	48,392,215	53,067,817

The accumulated Deferred Tax Liability/(Asset) of the group as on 31.03.07 comprises:

PARTICULARS	2006-07 (Rs.)	2005-06 (Rs.)
On account of depreciation	503,132,104	479,479,833
On account of Deferred Revenue Expenditure	90,881,976	95,549,692
On account of unabsorbed losses and depreciation(Deferred Tax Asset)	(75,199,443)	(80,862,099)

13. EXTRAORDINARY ITEMS

Apollo Hospitals Enterprise Limited

The Extraordinary Item relates to profit on sale of shares held in The Lanka Hospitals Corporation Limited amounting to Rs.325,068,449/- (Nil).

Unique Home Health care Limited

Loss on sale of equity shares of Apollo Hospitals International Limited Rs. 6,962,368/- is treated as an Extraordinary Item.

During the year, the Company acquired shares of Apollo Hospitals International Limited from ICICI (6,666,666 shares - Price/Share Rs. 28.29), IDFC (8,000,000 shares - Price/Share Rs. 20.51), IDBI (3,333,333 shares - Price/Share Rs. 24.80/-), Promoters of Apollo Hospitals International Limited (15,970 shares - Price/Share Rs. 10/-) and also from parent company Apollo Hospitals Enterprise Limited (22,118,283 shares - Price/Share Rs. 10/-) and fresh issue of one share by Apollo Hospitals International Limited.

As per the shareholders agreement dated 13th April 2006, and subsequent supplementary shareholders agreements entered on 28th June 2006 and 31st July 2006 along with its holding company Apollo Hospitals Enterprise Limited and joint venture company Apollo Hospitals International Limited with Cadila Pharmaceuticals Limited (and its associates), the company sold 20,172,985 equity shares being 50% of the paid up capital of Apollo Hospitals International Limited to Cadila Pharmaceuticals Limited for a consideration of Rs.370,556,943/-.

The loss on sale of investments arose due to sale of shares of Apollo Hospitals International Limited to Cadila Pharmaceuticals Limited as mentioned above.

14. **EARNINGS IN FOREIGN EXCHANGE**

Particulars	2006-07 (Rs.)	2005-06 (Rs.)
Hospital Division		
Hospital fees	107,534,700	84,245,535
Pharmacy Division		
Project Consultancy Services	78,167,520	24,256,509
Reimbursement of Expenses	12,478,040	24,968,636
Pharmacy Sales	5,390,458	7,278,473

15. Directors travelling included in travelling and conveyance amounts to Rs. 8,208,735/- (Rs.10, 310,692/-)

16. **UNCLAIMED DIVIDEND**

YEAR	AMOUNT (Rs.)
1999-00	1,522,998
2000-01	1,416,083
2001-02	1,314,870
2002-03	1,474,436
2003-04	1,804,736
2004-05	2,181,545
2005-06	2,535,862

During the year, the amount transferred to the Investor Education and Protection Fund of the Central Government as per the provisions of Section 205A and 205C of the Companies Act, 1956 is Rs. 1,063,368/-(Rs.945,074/-). This represents the dividend and deposits remaining unclaimed for a period of 7 years from the date they became due for payment, during the year, as per Section 205A and 205C of the Companies Act, 1956.

17. Bank of Bahrain and Kuwait has granted a loan of US $ 3 Million during 2003-04 to the company. The company had entered into a forward currency contract with HDFC Bank in Indian rupees at a fixed interest rate for hedging the foreign currency fluctuation risk and the interest rate risk. The tenure of this derivative contract matches the tenure of the loan. Income earned on currency swap transactions during the year on unsettled contracts as on 31st March 2007 has been accounted for in the Profit and Loss account as interest received is Rs. Nil (Rs.114,739/-). The outstanding unsettled contracts as on 31st March 2007 amounts to Rs.67,859,000/- (Rs.96,316,000/-).

18. During the year, the amount transferred to Debenture Redemption Reserve is Nil (Rs. 100,000,000/-) since the balance in the reserve is considered adequate to meet the liability for redemption of debentures in the future.

19. i) Confirmations of balances from Debtors, Creditors and for Deposits are yet to be received in a few cases though the Company has sent the letters of confirmation to them.

ii) Sundry Debtors represent the debt outstanding on sale of hospital services, Medicare products, lease rental and project meeting fees and is considered good. The Company holds the personal security of the debtors.

iii) Sundry Debtors and Loans and Advances shown under the head Current Assets includes the amounts due from concerns which are under same management or in which some of the Directors are interested as Directors / Trustees, which amounts to Rs.299,324,878/- (Rs.574,485,113/-). There are no amount due from Directors / Officers / Trustees (previous year - Nil)

Loans and advances due from Subsidiaries, Joint Ventures and Associates are as follows:

Amount in Rs.

	As on 31.03.2007	Maximum Outstanding during 2006-07	As on 31.03.2006	Maximum Outstanding during 2005-06
In the Nature of Loan :				
Apollo Health and Lifestyle Limited	-	40,594,372	40,594,372	40,594,372
Others :				
Unique Home Health Care Limited	84,299,394	518,433,965	269,751,135	273,751,135
AB Medical Centres Limited	18,081,110	23,087,748	23,553,108	41,190,348
Imperial Hospital and Research Centre Limited	668,035	33,240,975	-	-
Samudra Healthcare Enterprise Limited	10,573	753,573	79,042	170,179
Apollo Health and Lifestyle Limited	3,345,609	3,598,906	363,614	398,396
Apollo Gleneagles Hospitals Limited	43,757,263	54,645,070	54,642,070	54,642,070

iv) Advances and deposits represent the advances recoverable in cash or in kind or for value to be realised. The amounts of these advances and deposits are considered good for which the company holds no security other than the debtors' personal security.

20. Previous year's expenditure included in this period account amounts to Rs. Nil (Rs.63,178,738/-).

21. Fringe Benefit Tax of the previous year included in the current year account is Rs.772,000/- (Nil).

22. Power Generation: The Electricity charges incurred in respect of main hospital is net of Rs.7,321,255/- (Rs.7,700,635./-) [units qualified KWH - 1,464,251 (1,540,127), being the rebate received from TNEB for Wind Electric Generators owned & run by the Company.

23. Apollo Hospitals Enterprise Limited

The company has been exempted from disclosing the quantitative particulars as per para 3(ii)d of Part II of Schedule VI of the Companies Act, 1956 in respect of items forming less than 10% of the value of the Total Value of turnover, Purchases, goods traded, sales, consumption of raw materials etc., for the financial year ended 31.03.2007.

The details in respect of the items forming more than 10% of the total value of turnover for the financial year ended 31.03.2007 is given below:-

(Rs.)

	Quantity	Value
Tablets		
Opening Stock	20,228,638	102,997,139
Purchase	247,002,485	1,257,650,127
Sales	256;517,431	1,549,560,502
Closing Stock	10,713,692	138,419,798

In view of the company being exempted from disclosing quantitative particulars as per para 3 (ii) d of Part II of Schedule VI of the Companies Act, 1956 for the financial year ended 31.03.2006, previous year figures are not given.

24. In the case of Indraprastha Medical Corporation Limited, materials consumed are of varied nature and include items of food, beverages, medical consumables etc., Therefore it is not feasible to give the details as required under part II of Schedule VI to the Companies Act, 1956.

25. The Company has been exempted from publishing the financial statements for five of its subsidiaries, which are required to be attached to the company's accounts, under Sec 212(1) of the Companies Act, 1956 for the financial year, ended 31st March 2007. However, necessary disclosure under Sec 212 has been made. The accounts of the sixth subsidiary, Apollo Hospital (UK) Limited have been published under section 212 of the Companies Act, 1956.

26. There are no amounts due to Small Scale Industrial Undertakings/concerns as at 31st March 2007 (as on 31.03.2006 - Nil).

27. In the process of acquiring Apollo Gleneagles Hospitals Limited (AGHL) in Kolkata, Apollo Hospitals Enterprise Limited had initially invested Rs.3 crores [0.5 crores towards equity and Rs.2.5 crores to discharge other liabilities of AGHL of erstwhile Duncan Gleneagles Hospital Limited (DGHL)] to acquire 50.26% holding in DGHL (subsequently reduced to 49%, now increased to 50%). AGHL assigned an unsecured debt of Rs.17.6 crores existing in its books to Apollo Hospitals Enterprise Limited. As a measure of prudence, this amount is not recognized as an advance or investment in the books of Apollo Hospitals Enterprise Limited currently and will be accounted for as and when the amount(s) are received.

28. On review of the operations of setting up the Hospital in Noida, the company has re-assigned the lease agreement between itself and the lessor to its associate, Indraprastha Medical Corporation Limited, by extinguishing its rights and privileges in the original lease deed dated 27.10.2001.

29. EXPENDITURE IN FOREIGN CURRENCY

Particulars	For the period ended 31st March 2007 (Rs.)	For the period ended 31st March 2006 (Rs.)
a. CIF Value of Imports:		
Inclusive of Machinery and Equipment, Stores and Spares and other consumables.	535,274,093	329,995,549
b. Investments	-	27,933,734
c. Expenditure		
Includes Travelling Expenses, Membership & Subscription, Professional Charges, Rates & Taxes, Staff welfare Expenses, Advertisement, Transport Charges, Books and Periodicals, Office Maintenance, Business Promotion Expenses, Project Expenses and Rent	90,708,957	48,049,500
d. Dividends		
Amount remitted during the year in foreign currency on account of dividends excluding the payment of dividends directly to the shareholder's Non-resident external bank account.	15,601,804	20,330,791
Non-Residents shareholders to whom remittance was made Nos.	278 *	1,003
Shares held by non-resident shareholders on which dividend was paid Nos.	5,398,221 @	30,947,673
e. Interim Dividend		
Amount remitted during the year in foreign currency on account of dividends excluding the payment of dividends directly to the share-holder's Non-resident external bank account.	1,917,819	-
Non-Residents shareholders to whom remittance was made Nos.	243	-
Shares held by non-resident share-holders on which dividend was paid Nos.	639,273	-

* relates to the dividend declared for the year ended 31st March 2006.

@ excludes number of non-resident shareholders to whom dividend was credited in Indian Rupees which was included in the previous year.

30. MANAGERIAL REMUNERATION

Apollo Hospitals Enterprise Limited

Particulars	2006-07 (Rs.)	2005-06 (Rs.)
Profit before Managerial Remuneration	1,447,552,893	947,963,980
Add: Provision for Bad debts	6,738,817	11,810,872
Add: Loss on sale of assets and Investments	5,058,331	
Less: Profit on sale of assets and Investments	325,210,596	177,485
Divisible Profit to Managerial Remuneration	1,134,139,445	959,597,067
Chairman's Remuneration (5% of profits)	52,144,342	44,728,299
Managing Director's Remuneration (2% of profits)	20,857,737	17,891,320
Executive Director-Finance (1.25% of profits)	13,036,086	3,122,470
Executive Director-Operations (0.50% of Profits)	5,214,434	2,088,988
Commission to Non Executive Directors	5,236,986	1,601,505

Samudra Healthcare Enterprises Limited

Managing Director's Remuneration	Rs. Nil	Rs.525,000/-
Executive Director Remuneration	Rs. Nil	Rs.525,000/-

Apollo Gleneagles Hospital Limited

Remuneration to Manager	Rs.2,244,000/-	Rs.819,000/-

Apollo Hospitals International Limited

Managing Director's Remuneration	Rs.1,070,000/-	Rs.1,316,560/-

Indraprastha Medical Corporation Limited

The Managing Director of the company Mr. Richard Leroy Larison was appointed by the Board in its meeting held on 18th October 2006, subject to the approval of the Central Government and the Shareholders. Mr. Richard Leroy Larison has assumed office of Managing Director on 1st December 2006. The approval of the Central Government has since been received. The approval of the shareholders is being sought in the ensuing Annual General Meeting of the Company.

Remuneration to the Managerial Personnel:

(Amount in Rs.)

Particulars	2006-07	2005-06
Salary & Allowances	2,514,960	5,745,600
Perquisites	559,067	1,062,008

As no commission is payable to the Managing Director, the computation of net profits under Section 349/350 of the Companies Act, 1956 is not being given.

31. **CONSUMPTION OF MATERIALS**

Particulars	2006-2007		2005-2006	
	Value (Rs.)	%	Value (Rs.)	%
Total Consumption of Materials	1,917,379,265	100.00	2,026,001,328	100.00
Indigenous Materials	1,237,560,282	65.00	1,982,413,628	98.00
Imported Materials	679,818,983	35.00	43,587,700	2.00

(Consumption relates to items used for medical services only.)

32. **AUDIT EXPENSES** (Amount in Rs.)

Particulars	2006-07	2005-06
Audit Fees	3,264,003	4,871,972
Tax Audit	609,810	930,848
Other Services	6,513,437	3,520,892 (includes certification fees for GDR Rs. 1,850,000/-)
Other Expenses	337,247	515,955
TOTAL	10,724,497	9,839,667

33. In the case of Apollo Hospitals Enterprise Limited, in respect of the Income Tax claims of Rs. 145,938,000/- (Rs.147,399,455/-) by the Income Tax Department, the amount is under contest.

34. In respect of the Hyderabad Division of Apollo Hospitals Enterprise Limited, National Saving Certificates shown under investments are given as security to the Chief Ration Officer, Government of Andhra Pradesh.

35. In respect of the Apollo Hospitals Enterprise Limited, the net difference in Foreign Exchange (the difference between the spot rates on the dates of the transactions, and the actual rates at which the transactions are settled) amounting to Rs. 128,649/- (Rs.1,671,855/-) has been adjusted to the profit and loss account, which is in conformity to the Accounting Standard 11 on "Accounting for the effects of changes in Foreign Exchange rates" issued by the Institute of Chartered Accountants of India. Amount adjusted to the cost of fixed assets on account of exchange differences is by Rs. 6,679,479/- (Rs.1, 629,953/-).

36. **OTHERS**

Unique Home Health Care Limited

As per Income tax Act, 1961, the short term capital loss of Rs. 6,962,368/- will be carried forward and set off against short term capital gains if any, with in a period of 8 assessment years immediately succeeding the assessment year for which the loss was first computed.

Apollo Gleneagles Hospital Limited

a) The accumulated losses of the company as at the end of the year is more than fifty percent of its networth. The company has not incurred cash losses during the financial year and the immediately preceeding financial year.

b) During the year, no term loan were obtained by the Company. Such loan obtained in earlier years, pending utilization for intended purpose to the extent of Rs. 451,376 since earlier year has been kept with bank in current accounts at the year end.

c) Short term funds representing cash credit and excess of current liabilities over current assets amounting to Rs. 67,273,442/- remain utilized for long term purposes ie., acquisition / construction of fixed assets.

d) Income from operations includes charges on account of in-patient and out-patient services, diagnostic and other medical services and other relatable charges.

e) In the opinion of the Board of Directors, unless otherwise stated, the current assets and loans and advances have the value at least equal to the amount at which these are stated in the balance sheet, if realized in the ordinary course of the business, and adequate provisions for all known liabilities have been made and are not in excess of the amount reasonably required in this respect.

f) Certain debit and credit balances including debtors, creditors including deposits, unsecured loans from body corporate, bank balances and loans and advances etc are subject to confirmation and reconciliation and consequential adjustments, if any, arising there from.

g) Buildings of Rs 20,429,674/- (Net) (Previous year Rs.20,449,569/- (Net)) pertaining to diagnostic center at Gariahat include the cost of land pending allocation/ ascertainment of cost attributable there against.

h) Subsequent to the Balance Sheet Date, Kolkata Municipal Corporation (KMC) has finalized the annual valuation for the purpose of property tax, which has been accepted by the Company. Accordingly, Rs. 7,433,819/- being excess provision with regard to such levy has been written back in these accounts.

i) A provision of Rs. 3,261,718/- (Rs.2, 847,879/-) for the year has been recognized for exgratia/customary bonus and incentive to the employees. The entire amount is expected to be incurred in the next financial year.

The break up of these provisions is as follows:

Particulars	2006-07		2005-06	
	Exgratia/ Customary Bonus (Rs.)	Rates & Taxes (Rs.)	Exgratia/ Customary Bonus (Rs.)	Rates & Taxes (Rs.)
Opening balance	2,847,879	22,783,772	1,504,744	8,500,000
Provisions made during the year	3,261,718	-	2,847,879	14,283,772
Amounts used during the year	1,501,877	15,349,953	1,087,870	-
Unused amounts reversed during the year	1,346,002	7,433,819	416,874	-
Closing balance	3,261,718	-	2,847,879	22,783,772

j) Deferred revenue expenses represent: (Amount in Rs.)

Particulars	2006-07	2005-06
Consultation fees for pre-commissioning/opening period	42,374,528	63,561,807
Service charges paid to CESC Limited	2,901,510	4,352,259
Pre payment premium paid for settlement of loan	7,720,000	11,580,000
Total	52,996,038	79,494,066
Less: Amortised during the year	26,498,028	26,498,028
Balance	26,498,010	52,996,038

Apollo Hospitals International Limited

During the year the Company has issued one share of face value of Rs. 10/- each.

Amount outstanding to AHEL as short-term loan to the extent of Rs. 49,00,000/- has been converted as share capital pending allotment.

Cadila Pharmaceuticals Limited has acquired 50% of the shares of the company.

The Company has taken over two Pharmacies (Bhat and City Centre, Ahmedabad) from Apollo Hospitals Enterprise Limited - Pharmacy Division.

Indraprastha Medical Corporation Limited

i) The appeal filed by the company against assessment of property tax by MCD, has been decided by the Additional District Judge, Delhi on 17th April, 2004 remanding the case to MCD for reassessment on the basis of directions set out in the said order.

The Company has provided Rs. 83,693,078/- (Previous Year Rs. 83,693,078/-) against property tax liability up to 31st March 2004. The Company has been advised by their legal counsel that on the basis of facts and the directions given by the Honorable Judge, the Company's liability is not likely to exceed the amount provided for the said liability in the books of account.

Further the company has provided Rs.2,968,053/-(Rs.2,968,053/-) against property tax liability for the year ended 31st March 2007 as per unit area method of calculating the property tax.

ii) Under the terms of the agreement between the Government of NCT of Delhi and the company, the Hospital project of the company has been put up on the land belonging to Government of NCT of Delhi. The Government of NCT of Delhi is committed to meet the expenditure to the extent of Rs. 154,780,000 out of IMCL Building fund account (funds earmarked for the period) together with the interest thereon for construction of definite and designated buildings while the balance amount of the cost of the building will be borne by the Company. As at 31st March, 2007, the aforesaid fund, together with interest thereon amounting to Rs. 192,357,946 have been utilized towards progress payments to contractors, advances to contractors, payments for materials, etc. The ownership of the building between Government of NCT of Delhi and the company will be decided at a future date keeping in view the lease agreement.

iii) Fixed Assets includes expenditure amounting to Rs.63,176,181/- on Building incurred by the company with setting up 57 bedded hospital at Noida (U.P). The hospital has been set up on land taken on lease from Noida Authority. The right of the lease deed has been acquired through an assignment deed in favour of the company by Apollo Hospitals Enterprise Limited who are the sub-lessee.

iv) The company had filed application for determination of question of law under section 84 of the Delhi Value Added Act, 2004 (VAT) before the Commissioner, Trade and Taxes, Delhi (CTT) regarding the applicability of VAT to the hospital, inter alia, in respect of medicines and consumables administered by the hospitals in the course of medical treatment to its patients.

The CTT has vide its order dated 17th March 2006 in this regard held that VAT would be applicable to the hospitals in respect of the aforesaid. The company has preferred an appeal against aforesaid order of the CTT.

37. CONSOLIDATED SEGMENT REPORTING FOR THE GROUP

(Rs.in Millions)

Particulars	31.03.2007	31.03.2006
1. **Segment Revenue** (Net sales / Income from each Segment)		
a) Hospitals	8,207	7,741
b) Retail Pharmacy	1,313	-
c) Others	69	70
Sub - Total	**9,589**	**7,811**
Less : Intersegment Revenue	23	20
Total	**9,566**	**7,791**
Add: Unallocated Revenue	-	-
Net sales / Income from operations	**9,566**	**7,791**

(Rs.in Millions)

2. Segment Results (Profit / (Loss) before Tax and interest from each segment)		
a) Hospitals	1,279	972
b) Pharmacy	(11)	-
c) Others	13	12
Sub - Total	**1,281**	**984**
Less :		
(i) Interest (Net)	270	243
(ii) Other un-allocable expenditure net of un-allocable income	96	67
Profit Before Tax and Extraordinary Item	**914**	**673**
Add: Extra Ordinary Item	310	-
Profit Before Tax	**1,224**	**673**
Less :		
(i) Current Tax	290	254
(ii) Tax for earlier years (net)	33	-
(iii) Deferred tax Liability	34	(31)
(iv) Fringe Benefit Tax	16	15
Add: Deferred Tax Asset	(48)	
Profit After Tax before Minority Interest	**899**	**435**
Less ; Minority Interest	-	(46)
Add : Share of Associates Profits	55	39
Net Profit Relating to the Group	**954**	**520**
3. Segment Assets		
a) Hospitals	12,564	9,103
b) Pharmacy	403	-
c) Others	201	391
Total	**13,167**	**9,494**
Unallocated Corporate Assets	1,037	2,389
Goodwill on consolidation	246	129
Deferred Tax Asset	75	81
Miscellaneous Expenditure	8	18
Total Assets	**14,533**	**12,111**
4. Segment Liabilities		
a) Hospitals	5,186	4,002
b)Pharmacy	21	-
c) Others	17	25
Total	**5,224**	**4,027**
Unallocated Corporate Liabilities	832	888
Shareholders Funds	7,541	6,180
Minority Interest	342	440
Deferred Tax Liability	594	575
Total Liabilities	**14,533**	**12,111**

(Rs.in Millions)

5. Segment capital employed		
a) Hospitals	7,377	5,101
b) Pharmacy	382	-
c) Others	184	366
Total	**7,943**	**5,467**
6. Segment capital expenditure incurred		
a) Hospitals	975	1853
b) Pharmacy	49	-
c) Others	1	24
Total	**1,025**	**1,877**
7. Segment Depreciation		
a) Hospitals	398	376
b) Pharmacy	8	-
c) Others	2	2
Total	**408**	**378**
8. Segment Non-cash expenditure		
(Excluding Depreciation)		
a) Hospitals	16	18
b) Pharmacy	-	-
c) Others	-	-
Total	**16**	**18**

38. RELATED PARTIES WITH WHOM THE COMPANY HAD TRANSACTIONS:

Name of The Related Party	Nature of Relationship	Nature of Transaction	2006-07 (Rs.)	2005-06 (Rs.)
Parent Company				
Dr. Prathap C Reddy	Key Management Personnel (Chairman)	Remuneration Paid	52,144,342	44,728,299
Smt. Preetha Reddy	Key Management Personnel (Managing Director)	Remuneration Paid	20,857,737	17,891,320
Smt. Suneeta Reddy	Key Management Personnel (Executive Director-Finance)	Remuneration Paid	13,036,086	3,122,470
Smt. Sangita Reddy	Key Management Personnel (Director-Operations)	Remuneration Paid	5,214,434	2,088,988
Shri. P. Obul Reddy	Relative of Key Management Personnel (Director)	(a) Sitting fees (b) Commission	260,000 500,000	50,000 150,000
		TOTAL	760,000	200,000
Joint Venture Company (AHIL)				
Shri. C.D.D.Reddy	Key Management Personnel	Remuneration paid during the period	1,060,334	1,316,560
Associate Company (IMCL)				
Smt. Anne Marie Moncure	Key Management Personnel	Remuneration to Managing Director	3,074,000	6,807,608

39. CALCULATION OF EARNINGS PER SHARE:

Particulars	31.03.2007	31.03.2006
Profit after Preference Dividend, Minority interest, share in Associates and before extraordinary items attributable to equity shareholders (Rs.) (A1)	643,791,028	519,904,896
Weighted Average Equity shares outstanding during the year.(Nos.) - (B1)	50,969,016	48,060,399
Basic earnings per share before extra- ordinary items (Rs.) (A1/B1)	12.63	10.82
Convertible Equity Warrants issued during the year (Nos.) (C1)	1,550,000	1,039,965
Weighted Average Equity Shares outstanding for Diluted Earnings per Share. (Nos.) (D1)	51,795,706	49,100,364
Diluted earnings per share before extra- ordinary items (Rs.) (A1/D1)	12.43	10.59
Profit after Preference Dividend Minority interest, share in Associates and extraordinary items attributable to equity shareholders (Rs.) (A)	953,578,846	519,904,896
Weighted Average Equity shares outstanding during the year.(Nos) - (B)	50,969,016	48,060,399
Basic earnings per share after extra- ordinary items (Rs.) (A/B)	18.71	10.82
Convertible Equity Warrants issued during the year (Nos.) (C)	1,550,000	1,039,965
Weighted Average No of Shares for Diluted Earnings per Share. (Nos.) (D)	51,795,706	49,100,364
Diluted earnings per share after extra- ordinary items (Rs.) (A/D)	18.41	10.59

40. Figures of the current year are not comparable with that of the previous year due to The Lanka Hospital Corporation Limited, ceasing to be an Associate and Apollo Hospitals International Limited, a subsidiary, being converted into a Joint Venture, during the current year.

41. Previous year's figures have been regrouped and reclassified wherever necessary to conform to current year's presentation.

42. Figures of the current year and previous year have been rounded off to the nearest rupee.

43. Figures in brackets relate to the figures for the year ended 31st March 2006.

44. Where disclosures have not been made by subsidiaries, associates or joint ventures in their independent Notes, the figures relate to those of the parent company alone.

45. All figures in the Notes with respect to Subsidiaries, Joint Ventures and Associates are gross figures as detailed in their independent notes to accounts and not adjusted as per the requirements of Accounting Standard 21 - Consolidated Financial Statements, Accounting Standard 23 - Accounting for Investment in Associates in Consolidated Financial Statements and Accounting Standard 27 - Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India (ICAI).

As per our report annexed

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 26th June 2007

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Consolidated

Cash Flow Statement for the year ended 31st March 2007

		31.03.2007		31.03.2006	
		Rs.	Rs.	Rs.	Rs.
A	**Cash Flow from operating activities**				
	Net profit before tax and extraordinary items		914,484,630		673,361,230
	Adjustment for:				
	Depreciation	407,536,197		378,340,034	
	Profit on sale of assets	(190,001)		(4,600)	
	Profit on sale of investments	(142,147)		(172,885)	
	Loss on sale of assets	6,030,559		1,005,949	
	Interest paid	270,070,027		243,593,749	
	Miscellaneous Expenditure written off	27,018,917		33,028,286	
	Impairment loss / gain	-		267,822	
	Gratuity provision written back	(465,966)		-	
	Provision for bad debts	9,634,785		17,082,000	
	Interest & Dividend received	(71,480,992)		(69,576,986)	
	Liability & sundry balances written back	(6,345,040)		-	
			641,666,339		603,563,369
	Operating profit before working capital changes		1,556,150,968		1,276,924,599
	Adjustment for:				
	Trade or other receivables	(141,885,273)		11,255,483	
	Inventories	(100,621,034)		(90,578,243)	
	Trade payables	105,669,746		294,381,138	
	Others	(73,839,042)		(230,613,400)	
			(210,675,602)		(15,555,022)
	Cash generated from operations		1,345,475,367		1,261,369,577
	Taxes paid		(428,253,970)		(373,737,237)
	Miscellaneous Expenditure		(3,745,704)		(17,420,626)
	Cash flow before extraordinary items		913,475,693		870,211,713
	Prior Period Expenses		-		(22,129,738)
	Net cash from operating activities		913,475,693		848,081,975
B	**Cash flow from Investing activities**				
	Purchase of fixed assets		(2,015,023,639)		(1,985,189,580)
	Pre-operative expenses		(179,039,630)		-
	Purchase of investments		(705,979,138)		(1,230,234,332)
	Sale of investments		915,791,400		229,830,685
	Sale of fixed assets		5,833,620		63,937,592
	Interest & Dividend received		90,370,935		69,576,985

	31.03.2007		31.03.2006	
	Rs.	Rs.	Rs.	Rs.
Cash flow before extraordinary item		**(1,888,046,452)**		**(2,852,078,650)**
Sale of shares in Lanka Hospitals Corporation Limited		631,526,787		-
Other Extraordinary Item*		(7,851,608)		-
Net cash used in investing activities		(1,264,371,273)		(2,852,078,650)
C Cash flow from financing activities				
Membership fees		42,000		184,500
Proceeds from issue of securities premium		303,394,189		2,897,576,043
Proceeds from issue of share capital		60,209,685		90,000,000
Proceeds from advance against share capital		68,595,250		
Proceeds from long term borrowings		557,984,654		
Proceeds from short term borrowings		1,004,485,569		476,040,360
Repayment of finance/lease liabilities		(818,587,776)		(746,034,731)
Dividend paid		(650,103,943)		(459,268,805)
Net cash from financing activities		525,710,865		2,258,497,367
Net increase in cash and cash equivalents (A+B+C)		174,815,712		254,500,692
Cash and cash equivalents (Opening balance)		531,182,712@		284,649,843
Cash and cash equivalents (Closing balance)		705,997,998		539,150,535
Cash and Cash Equivalents comprise of:				
1) Cash Balances		28,047,033		22,948,068
2) Bank Balances		677,950,965		516,202,467
Total		**705,997,998**		**539,150,535**

* Relates to Consultancy fees for Financial and Advisory Services incurred by Unique Home Healthcare Limited, a 100% subsidiary of Apollo Hospitals Enterprise Limited.

@ The difference in the opening balance of cash and cash equivalents with that of the closing balance of the previous year arises consequent to conversion of a former subsidiary to a Joint Venture, during the year. (Also refer clause 40 in Schedule (J) Notes forming part of Accounts).

Notes :

1. Previous year figures are not comparable with current year figures due to a former subsidiary being converted into a Joint Venture during the current year. (Refer clause 40 in Schedule (J) Notes forming part of Accounts).
2. Previous year figures have been regrouped wherever necessary.
3. Figures in bracket represent outflow.

As per our report annexed

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 26th June 2007

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Statement pursuant

to Section 212 of the Companies Act, 1956, relating to the Company's Subsidiary Companies for the Financial Year 2006-2007

Name of the Subsidiary Company	Unique Home Health Care Limited	AB Medical Centres Limited	Apollo Health and Lifestyle Limited	Samudra Healthcare Enterprises Limited	Apollo Hospital (UK) Limited	Imperial Hospital & Research Centre Limited
Financial Year of the subsidiary ended on	31-Mar-07	31-Mar-07	31-Mar-07	31-Mar-07	31-Mar-07	31-Mar-07
Date from which it become subsidiary Shares of subsidiary company held on the above date and extent of holding	5-Sep-98	19-Jul-01	12-Dec-02	29-Nov-05	8-Aug-05	18-Jan-06
i) Equity Shares	29,823,012	16,800	1,500,000	8,887,934	5,000	9,981,000
ii) Extent of Holding (%)	100	100	100	100	100	51.00
Net aggregate amount of profits/(losses) of the subsidiary for the above financial year so far as they concern members of Apollo Hospitals Enterprise Limited						
i) Dealt with	NA	NA	NA	NA	NA	NA
ii) Not Dealt with	(12,692,215)	4,129,485	4,275,921	(6,202,939)	NA	NA
Net aggregate amount of profits/(losses) of the subsidiary for previous financial years as far as it concerns members of Apollo Hospitals Enterprise Limited						
i) Dealt With	NA	NA	NA	NA	NA	NA
ii) Not Dealt With	1,326,047	4,464,285	2,810,939	NA	NA	NA

For and on behalf of the Board of Directors

Place: Chennai
Date: 26th June 2007

S K Venkataraman
Chief Financial Officer &
Company Secretary

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Disclosure of Information Relating to Subsidiary Companies

(Pursuant to approval by Ministry of Company Affairs Under Section 212 (8) of the Companies Act, 1956 for the year ended 31st March 2007)

(Rs.)

Particulars	UHHCL	ABMCL	AHLL	SHEL	IHRCL
Financial year ended	31/03/2007	31/03/2007	31/03/2007	31/03/2007	31/03/2007
Country of Incorporation	India	India	India	India	India
Share Capital	298,230,120	16,800,000	15,000,000	88,879,340	195,700,000
Share Application Money	-	-	49,517,229	149,500,000	103,750,000
Reserves	2,961,030	179,000	-	-	398,000,000
Loan Funds	84,754,736	18,082,610	391,916	-	824,375,895
Current Liabilities & Provisions	1,968,806	2,233,708	24,385,386	15,169,204	134,909,258
Deferred Tax Liability	204,773	144,444	-	23,029,480	-
Total Liablilites	**388,119,465**	**37,439,762**	**89,294,531**	**276,578,024**	**1,656,735,153**
Net Fixed Assets	1,253,253	30,102,066	2,755,724	177,560,703	235,901,932
Capital work in progress	-	-	-	-	1,128,341,476
Net Intangible Assets	-	-	23,512,974	-	-
Investments	370,047,820	-	2,500,000	-	-
Current Assets, Loans & Advances	6,928,172	4,678,314	45,092,972	19,627,230	65,528,702
Debit Balance in Profit & Loss A/c.	9,890,220	-	15,433,561	79,235,041	-
Deferred Tax Asset	-	-	-		
Miscellaneous Expenditure	-	2,659,381	-	155,050	226,963,043
Total Assets	**388,119,465**	**37,439,762**	**89,295,231**	**276,578,024**	**1,656,735,153**
Revenue / Income	9,079,912	7,200,451	49,511,889	52,406,090	-
Profit / (Loss) before Taxation	**(12,571,869)**	**5,769,510**	**5,421,336**	**(5,972,927)**	-
Deferred Tax Asset					
Provision for Taxation - Current	-	1,690,000	608,274	-	-
- Deferred	28,422	(49,974)	-	-	-
Fringe Benefit Tax	91,924	-	537,141	230,012	-
Profit / (Loss) After Taxation	**(12,692,215)**	**4,129,485**	**4,275,921**	**(6,202,939)**	-
Proposed Dividend	-	-	-	-	-
Details of Investments	-	-	-	-	-
Quoted - Non Trade - Current	700,260	-	-	-	-
Quoted - Non Trade - Long Term	83,386,101	-	-	-	-
Unquoted - Subsidiaries	-	-	-	-	-
Unquoted Non Trade Others	285,961,459	-	2,500,000	-	-
Total Investments	**370,047,820**	-	**2,500,000**	-	-

Legend:

UHHCL: Unique Home Health Care Ltd ABMCL: AB Medical Centres Ltd AHLL: Apollo Health & Lifestyle Ltd

SHEL: Samudra Healthcare Enterprises Ltd IHRCL: Imperial Hospitals & Research Centre Ltd

Note: In the absence of exemption u/s 212(8) of the Companies Act, 1956 for the sixth subsidiary Apollo Hospital (UK) Limited the disclosures required under Sec 212 have been appended to this report.

FOR THE KIND ATTENTION OF SHAREHOLDERS

a. Shareholders / Proxy holders attending the meeting should bring the Attendance slip to the meeting and hand over the same at the entrance duly signed.

b. Shareholders / Proxy holders attending the meeting are requested to bring the copy of the Annual Report for reference at the meeting.

Apollo Hospital (UK) Limited

Report for the

Year ended 31st July 2006

Board of Directors

Directors	:	Smt. Preetha Reddy
		Smt. Suneeta Reddy
		Smt. Shobana Kamineni
Secretary	:	Smt. Suneeta Reddy
Company Number	:	05183327 (England and Wales)

Corporate Information

Registered Office	:	First Floor, Kirkland House, 11-15 Peterborough Road Harrow, Middlesex, HA1 2AX
Auditors	:	Baker Tilly UK Audit LLP, 1st Floor, 46 Clarendon Road, Watford, Herts WD 17 1JJ,

Directors' Report to the Shareholders

The Directors present their report and financial statements of Apollo Hospital (UK) Limited for the year ended 31st July 2006.

Principal Activities

The company has not traded throughout the period.

Directors

The following Directors have held office since 1st August 2005:

Smt. Preetha Reddy

Smt. Suneeta Reddy

Smt. Shobana Kamineni

Auditors

The Directors, having been notified of the cessation of the partnership known as Baker Tilly, resolved that Baker Tilly UK Audit LLP be appointed as successor auditor with effect from 1st April 2007, in accordance with the provisions of the Companies Act 1989, s26(5). Baker Tilly UK Audit LLP has indicated its willingness to continue in office.

Statement as to Disclosure of Information to Auditors

The Directors who were in office on the date of approval of these financial statements have confirmed, as far as they are aware, that there is no relevant audit information of which the auditors are unaware. Each of the Directors have confirmed that they have taken all the steps that they ought to have taken as Directors in order to make themselves aware of any relevant audit information and to establish that it has been communicated to the auditor.

This report has been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 relating to small companies.

on behalf of the Board

SUNEETA REDDY
DIRECTOR

Directors' Responsibilities in the Preparation of Financial Statements

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom Generally Accepted Accounting Practice. Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

In preparing those financial statements, the directors are required to:

a. select suitable accounting policies and then apply them consistently;

b. make judgements and estimates that are reasonable and prudent;

c. prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF APOLLO HOSPITAL (UK) LIMITED

We have audited the financial statements.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of the Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act, 1985. We also report to you whether in our opinion the information given in the Directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs at 31st July 2006 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

For Baker Tilly UK Audit LLP
Registered Auditor

1st Floor
46 Clarendon Road
Watford Herts
WD17 1JJ

PROFIT AND LOSS ACCOUNT for the year ended 31st July 2006

	Notes	2006 £	2005 £
Other operating expenses	1	2,521	-
Operating Loss		(2,521)	-
Investment Income	2	20	-
Loss on Ordinary Activities Before Taxation	3	(2,501)	
Taxation	4	-	-
Loss on Ordinary Activities After Taxation	8	(2,501)	-

The operating loss for the period arises from the company's continuing operations.

No separate statement of total recognised gains and losses has been presented as all such gains and losses have been dealt with in the Profit and Loss Account.

BALANCE SHEET AS AT 31st July 2006

	Notes	2006 £	2005 £
CURRENT ASSETS			
Debtors	5	-	1
Cash at bank and in hand		4,999	-
		4,999	1
Creditors : Amount falling due within one year	6	2,500	-
NET CURRENT ASSETS		2,499	1
TOTAL ASSETS LESS CURRENT LIABILITIES		2,499	1
CAPITAL AND RESERVES			
Called up Share Capital	7	5,000	1
Profit and Loss Account	8	(2,501)	-
SHAREHOLDERS' FUNDS	9	2,499	1

These financial statements have been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 relating to small companies.

The financial statements were approved by the board of directors and authorized for issue and are signed on its behalf by Smt. Suneeta Reddy, Director

Accounting Policies

Basis of Accounting

The financial statements have been prepared under the historical cost convention.

Notes to the Financial Statements for the year ended 31st July 2006

Sl No		2006 £	2005 £
1.	**Other Operating Expenses**		
	Administrative Expenses	2,521	-
2.	**Investment Income**		
	Bank Interest	20	-
3.	**Loss on Ordinary Activities before Taxation**		
	Loss on ordinary activities before taxation is stated after charging/(crediting) : Auditors' remuneration	1,500	-
4.	**Taxation**		
	Current tax charge	-	-
	Factors affecting the tax charge for the year Loss on ordinary activities before taxation	(2,501)	-
	Loss on ordinary activities before taxation multiplied by standard rate of UK corporation tax for small companies of 0.00% (2005:0.00%)		
	Effects of	-	-
	other tax adjustments	-	-
	Current Tax charge	-	-
5.	**Debtors**		
	Due within one year:		
	Other debtors	-	1
6.	**Creditors : Amounts falling due within one year**		
	Other Creditors	2,500	1
7.	**Share Capital**		
	Authorised : 100,000 Ordinary Shares of £1 each	100,000	100,000
	Allotted issued and fully paid : 5,000 Ordinary Shares of £1 each During the year 4,999 ordinary £1 shares were issued at par in order to raise working capital for the Company	5,000	1
8.	**Statement of Movement on Reserves**	Profit & Loss Account	
	Retained loss for the year	(2,501)	
		2006 £	2005 £
9.	**Reconciliation of Movements in Shareholders' Funds**		
	Loss for the financial year	(2,501)	-
	Proceeds from issue of shares	4,999	1
	Net addition to shareholders' funds	2,498	1
	Opening Shareholders' funds	1	-
	Closing Shareholders' funds	2,499	1

10. Control

The company is a wholly owned subsidiary of Apollo Hospitals Enterprise Limited, a company incorporated in India. A copy of the consolidated accounts can be obtained from No.19 Bishop Gardens, Raja Annamalaipuram, Chennai 600 028, India.

Apollo Hospital (UK) Limited

Report for the

Period ended 31st March 2007

Board of Directors

Directors	:	Smt. Preetha Reddy Smt. Suneeta Reddy Smt. Shobana Kamineni
Secretary	:	Smt. Suneeta Reddy
Company Number	:	05183327 (England and Wales)

Corporate Information

Registered Office	:	First Floor, Kirkland House, 11-15 Peterborough Road Harrow, Middlesex, HA1 2AX
Auditors	:	Baker Tilly UK Audit LLP, 1st Floor, 46 Clarendon Road, Watford, Herts WD 17 1JJ,

Directors' Report to the Shareholders

The Directors present their report and financial statements of Apollo Hospital (UK) Limited for the period ended 31st March 2007.

Principal Activities

The company has not traded throughout the period.

Directors

The following Directors have held office since 1st August 2006:

Smt. Preetha Reddy

Smt. Suneeta Reddy

Smt. Shobana Kamineni

Auditors

The Directors, having been notified of the cessation of the partnership known as Baker Tilly, resolved that Baker Tilly UK Audit LLP be appointed as successor auditor with effect from 1st April 2007, in accordance with the provisions of the Companies Act 1989, s26(5). Baker Tilly UK Audit LLP has indicated its willingness to continue in office.

Statement as to Disclosure of Information to Auditors

The Directors who were in office on the date of approval of these financial statements have confirmed, as far as they are aware, that there is no relevant audit information of which the auditors are unaware. Each of the Directors have confirmed that they have taken all the steps that they ought to have taken as Directors in order to make themselves aware of any relevant audit information and to establish that it has been communicated to the auditor.

This report has been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 relating to small companies.

on behalf of the Board

SUNEETA REDDY
DIRECTOR

Directors' Responsibilities in the Preparation of Financial Statements

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom Generally Accepted Accounting Practice. Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

In preparing those financial statements, the directors are required to:

a. select suitable accounting policies and then apply them consistently;

b. make judgements and estimates that are reasonable and prudent;

c. prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF APOLLO HOSPITAL (UK) LIMITED

We have audited the financial statements.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of the Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs at 31 March 2007 and of its loss for the period then ended and have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

For Baker Tilly UK Audit LLP
Registered Auditor

1st Floor
46 Clarendon Road
Watford Herts
WD17 1JJ

PROFIT AND LOSS ACCOUNT for the period ended 31st March 2007

	Notes	Period Ended 31st March 2007 £	Year Ended 31st July 2006 £
Other operating expenses	1	2,500	2,521
Operating Loss		(2,500)	(2,521)
Investment Income	2	89	20
Loss on Ordinary Activities Before Taxation	3	(2,411)	(2,501)
Taxation	4	-	-
Loss on Ordinary Activities After Taxation	7	(2,411)	(2,501)

The operating loss for the period arises from the company's continuing operations. No separate statement of total recognised gains and losses has been presented as all such gains and losses have been dealt with in the Profit and Loss Account.

BALANCE SHEET AS AT 31st March 2007

	Notes	Period Ended 31st March 2007 £	Year Ended 31st July 2006 £
CURRENT ASSETS			
Cash at bank and in hand		5,088	4,999
Creditors : Amount falling due within one year	5	5,000	2,500
NET CURRENT ASSETS		88	2,499
TOTAL ASSETS LESS CURRENT LIABILITIES		88	2,499
CAPITAL AND RESERVES			
Called up Share Capital	6	5,000	5,000
Profit and Loss Account	7	(4,912)	(2,501)
SHAREHOLDERS' FUNDS	8	88	2,499

These financial statements have been prepared in accordance with the special provisions of Part VII of the Companies Act 1985 relating to small companies.

The financial statements were approved by the board of directors and authorized for issue and are signed on its behalf by Smt. Suneeta Reddy, Director

Accounting Policies

Basis of Accounting

The financial statements have been prepared under the historical cost convention.

Notes to the Financial Statements for the period ended 31st March 2007

Sl No		Period Ended 31st March 2007 £	Year Ended 31st July 2006 £
1.	**Other Operating Expenses**		
	Administrative Expenses	2,500	2,521
2.	**Investment Income**		
	Bank Interest	89	20
3.	**Loss on Ordinary Activities before Taxation**		
	Loss on ordinary activities before taxation is stated after charging/(crediting) : Auditors' remuneration	1,500	1,500
4.	**Taxation**		
	Current tax charge	-	-
	Factors affecting the tax charge for the period Loss on ordinary activities before taxation	(2,411)	(2,501)
	Loss on ordinary activities before taxation multiplied by standard rate of UK corporation tax for small companies of 0.00% (2006:0.00%)	-	-
	Effects of other tax adjustments	-	-
	Current Tax charge	-	-
5.	**Creditors : Amounts falling due within one year**		
	Other Creditors	5,000	2,500
6.	**Share Capital**		
	Authorised : 100,000 Ordinary Shares of £1 each	100,000	100,000
	Allotted issued and fully paid : 5,000 Ordinary Shares of £1 each	5,000	5,000
7.	**Statement of Movement on Reserves**	Profit & Loss Account	
	1st August 2006	(2,501)	
	Retained loss for the period	(2,411)	
	31st March 2007	(4,912)	
		Period Ended 31st March 2007 £	**Year Ended 31st July 2006 £**
8.	**Reconciliation of Movements in Shareholders' Funds**		
	Loss for the financial period	(2,411)	(2,501)
	Proceeds from issue of shares	-	4,999
	Net (depletion in)/addition to shareholders' funds	(2,411)	2,498
	Opening Shareholders' funds	2,499	1
	Closing Shareholders' funds	88	2,499

9. Control

The company is a wholly owned subsidiary of Apollo Hospitals Enterprise Limited, a company incorporated in India. A copy of the consolidated accounts can be obtained from No.19 Bishop Gardens, Raja Annamalaipuram, Chennai 600 028, India.

BALANCE SHEET AS AT 31st JULY 2006

Liabilities	31.07.2006		31.07.2005		Assets	31.07.2006		31.07.2005	
	£	INR	£	INR		£	INR	£	INR
Share Capital					**Current Assets, Loans & Advances**				
Authorised					(a) Debtors	-	-	1	77
100,000Ordinary Shares of Rs.86.87218/- (£1/-) each (31.07.2005 :100,000 Ordinary Shares of Rs.76.5124/- (£1/-) each)	100,000	8,687,218	100,000	7,651,240	(b) Cash & Bank Balances	4,999	434,274	-	-
					Miscellaneous Expenditure (To the extent not written off or adjusted)				
Issued					Profit and Loss Account	2,501	217,267	-	-
5,000 Ordinary Shares of Rs.86.87218/- (£1/-) each (31.07.2005 :1 Ordinary Shares of Rs.76.5124/- (£1/-) each)	5,000	434,361	1	77					
Subscribed and Paid up									
5,000 Ordinary Shares of Rs.86.87218/- (£1/-) each (31.07.2005 :1 Ordinary Share of Rs.76.5124/- (£1/-) each)	5,000	434,361	1	77					
Current Liabilities & Provisions									
(a) Sundry Creditors For Expenses	2,500	217,180	-	-					
Total	**7,500**	**651,541**	**1**	**77**	**Total**	**7,500**	**651,541**	**1**	**77**

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31st JULY, 2006

Expenditure	31.07.2006		31.07.2005		Income	31.07.2006		31.07.2005	
	£	INR	£	INR		£	INR	£	INR
To Audit Fee	1,500	130,308	-	-	By Bank Interest	20	7,737	-	-
To Consultancy Fees	1,000	86,872	-	-	By Loss for the year	2,501	217,267	-	-
To Bank Charges	21	1,824	-	-					
Total	**2,521**	**219,005**	-	-	**Total**	**2,521**	**219,005**	-	-

PROFIT AND LOSS ACCOUNT APPROPRIATION ACCOUNT FOR THE YEAR ENDED 31st JULY, 2006

Expenditure	31.07.2006		31.07.2005		Income	31.07.2006		31.07.2005	
	£	INR	£	INR		£	INR	£	INR
By Loss in the Profit and Loss A/c brought forward	-	-	-	-	By Loss transferred to Balance Sheet	2,501	217,267	-	-
By Loss for the year	2,501	217,267	-	-					
Total	**2,501**	**217,267**	-	-	**Total**	**2,521**	**219,005**	-	-

Note: Figures of the current year and previous year in British Pounds have been converted into Indian Rupees at the exchange rate prevailing on the reporting date and have been rounded off to the nearest rupee.

BALANCE SHEET AS AT 31st MARCH 2007

Liabilities	31.03.2007		31.07.2006		Assets	31.03.2007		31.07.2006	
	£	INR	£	INR		£	INR	£	INR
Share Capital					**Current Assets, Loans & Advances**				
Authorised					(a) Cash & Bank Balances	5,088	433,778	4,999	434,274
100,000 Ordinary Shares of Rs.85.25517/- (£1/-) each (31.07.2006 :100,000 Ordinary Shares of Rs.86.87218/- (£1/-) each)	100,000	8,525,517	100,000	8,687,218					
					Miscellaneous Expenditure (To the extent not written off or adjusted)				
Issued					Profit and Loss Account	4,912	418,773	2,501	217,267
5,000 Ordinary Shares of Rs.85.25517/- (£1/-) each (31.07.2006 :5,000 Ordinary Shares of Rs.86.87218/- (£1/-) each)	5,000	426,276	5,000	434,361					
Subscribed and Paid up									
5,000 Ordinary Shares of Rs.85.25517/- (£1/-) each (31.07.2006 :5,000 Ordinary Share of Rs.86.87218/- (£1/-) each)	5,000	426,276	5,000	434,361					
Current Liabilities & Provisions									
(a) Sundry Creditors For Expenses	5,000	426,276	2,500	217,180					
Total	**10,000**	**852,552**	**7,500**	**651,541**	**Total**	**10,000**	**852,552**	**7,500**	**651,541**

PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1st AUGUST 2006 TO 31st MARCH 2007

Expenditure	31.03.2007		31.07.2006		Income	31.03.2007		31.07.2006	
	£	INR	£	INR		£	INR	£	INR
To Audit Fee	1,500	127,883	1,500	130,308	By Bank Interest	89	7,588	20	1,737
To Consultancy Fees	1,000	85,255	1,000	86,872	By Loss for the year	2,411	205,550	2,501	217,267
To Bank Charges	-	-	21	1,824					
Total	**2,500**	**213,138**	**2,521**	**219,005**	**Total**	**2,500**	**213,138**	**2,521**	**219,005**

PROFIT AND LOSS ACCOUNT APPROPRIATION ACCOUNT FOR PERIOD 1st AUGUST TO 31st MARCH 2007

Expenditure	31.03.2007		31.07.2006		Income	31.03.2007		31.07.2006	
	£	INR	£	INR		£	INR	£	INR
By Loss in the Profit and Loss A/c brought forward	2,501	213,223	-	-	By Loss transferred to Balance Sheet	4,912	418,773	2,501	217,267
By Loss for the year	2,411	205,550	2,501	217,267					
Total	**4,912**	**418,773**	**2,501**	**217,267**	**Total**	**4,912**	**418,773**	**2,501**	**217,267**

Note: Figures of the current period and previous year in British Pounds have been converted into Indian Rupees at the exchange rate prevailing on the reporting date and have been rounded off to the nearest rupee.

Apollo Hospitals
GROUP
touching lives

END

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